EXHIBIT (99.14)

2016 Ontario Economic Outlook and Fiscal Review

Ontario
BUILDING ONTARIO
UP FOR EVERYONE
2016 ONTARIO ECONOMIC OUTLOOK AND FISCAL REVIEW
The Honourable
CHARLES SOUSA
Minister of Finance
Background Papers

BUILDING ONTARIO
UP FOR EVERYONE Ontario
2016 ONTARIO ECONOMIC OUTLOOK AND FISCAL REVIEW
The Honourable
CHARLES SOUSA
Minister of Finance
Background Papers

For general inquiries regarding the Building Ontario Up for Everyone —

2016 Ontario Economic Outlook and Fiscal Review, Background Papers, please call:

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Ce document est disponible en français sous le titre :

Favoriser l’essor de l’Ontario pour tous — Perspectives économiques et revue financière de l’Ontario 2016, Documents d’information

Foreword

Foreword

Introduction

Like most jurisdictions around the world, Ontario was affected by the global economic recession that began in 2008. But instead of cutting jobs and services, we created a plan to build Ontario up. We chose to improve our schools, strengthen health care and invest in modern infrastructure. We chose to support our business community so it can rise to meet the challenges of a technology-driven, competitive global economy.

Our plan is working.

Ontario’s economy has continued to grow in an uncertain global environment. More than 641,000 net new jobs have been created since the low point of the global economic recession. Our economic growth in the past two years has outpaced Canada’s, and private-sector economists expect Ontario to continue to be a growth leader. Jobs are being created, more people are getting the training they need to participate in the workforce and the unemployment rate remains below the national average. We led the drive to a national consensus to enhance the Canada Pension Plan, which would narrow the savings gap for millions of Canadians, especially for those who lack the security of a workplace pension plan.

Our investments in infrastructure — the largest in Ontario’s history — are building better schools and hospitals. They are helping goods move faster to market, and families get home faster at night. And these investments are helping to grow the economy and create jobs.

Today, children are getting a head start in their education through full-day kindergarten. More Ontario students are graduating from high school than ever before. Two-thirds of all Ontario adults have a postsecondary credential — a rate higher than in any country in the Organisation for Economic Co-operation and Development (OECD). Changes in student financial aid will now ensure that thousands of students will obtain greater access to advanced education and graduate with lower levels of student debt.

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Foreword

We are providing quality health care faster and closer to home. Ninety-four per cent of Ontarians have a family health care provider. Since 2013 alone, we have opened seven new hospitals and completed 13 significant hospital redevelopment projects.

But we know that not all Ontarians are fully benefiting from our economic recovery. There are still too many Ontarians out of work or struggling to make ends meet. Even those with a steady income are concerned about everyday costs: thinking about how they will pay their monthly electricity bill, afford to send their kids to college or university or buy their first house.

We believe it is our collective responsibility to ensure that everyone shares in the prosperity we are building together. As evolving economic and social realities impact how Ontarians work, live and conduct business, more than ever, a balanced plan is needed.

That is our plan.

It is strengthening our economic foundation and embracing the opportunities of a low-carbon economy. It is built on our commitment to invest in the key public services on which Ontarians rely and to provide more people with access to education and training. It is helping us build a fair society and ensure everyone has the opportunity to achieve their full potential.

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Foreword

Fostering a More Innovative and Dynamic Business Environment

To grow the Ontario economy and create jobs, we are dedicated to fostering a dynamic, competitive business climate in which innovation thrives. From reducing regulatory burdens to lowering electricity costs to helping businesses keep pace with technological change and expand their operations, the Province is working to create the conditions for economic growth, now and in the future.

As a result of the strategic steps we have taken since the global recession, Ontario offers a competitive tax environment for businesses, a highly skilled workforce and world-class research institutions. Investors from around the world continue to view Ontario as one of the most attractive places to invest.

To build on these advantages, the 2016 Budget announced our five-year, $400 million Business Growth Initiative, which will help create an innovation-driven economy; scale up Ontario firms into international leaders; and modernize the regulatory system, resulting in lower business costs. This fall, we are launching new programs that will provide access to the capital, resources and expertise that small and medium-sized enterprises need to grow into larger, export-oriented global firms. We are also establishing an Ontario Investment Office to provide an integrated set of services to those looking to invest in our province.

We have chosen to be at the forefront of the world’s transition towards a low-carbon economy. Our five-year Climate Change Action Plan will not only help us fight climate change, but also generate economic growth and jobs by supporting initiatives that reduce Ontario’s carbon footprint.

We are modernizing our regulations and looking at how to support growing sectors. We are developing a provincial framework designed to support the expansion of the sharing economy while ensuring consumer protection. The Ontario Securities Commission (OSC) is taking an innovative approach to helping financial technology companies navigate our regulatory requirements through the OSC LaunchPad. We are also introducing legislation to establish a new, independent financial services regulator that will be more consumer-focused and strengthen consumer and investor protection.

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Foreword

Building Tomorrow’s Infrastructure Now

Our government is making the largest infrastructure investment in Ontario’s history — more than $160 billion over 12 years. As a result, Ontarians will be able to access more child care spaces, study in modernized schools, learn and research in state-of-the-art labs and facilities, receive service in newly renovated hospitals and travel across the province on an integrated transportation network.

By making these investments today, we are helping to grow our economy, create jobs and improve the quality of life in our communities.

Since the 2016 Budget, we have committed to invest more in schools and child care services. As a first step to creating 100,000 additional licensed child care spaces by 2022, we plan to invest $65.5 million this school year to support the creation of 3,400 new spaces for infants, toddlers and preschoolers. This is on top of the funding that the Province has provided in the last three years to create 56,000 new child care spaces. These investments are promoting early learning and development and helping more parents find quality, affordable care.

As the second phase of our major expansion in postsecondary education infrastructure, we are building three new postsecondary sites in high-growth communities in York, Peel and Halton Regions.

We continue to move Ontario forward through investments in public transit, roads, bridges and priority infrastructure. And we are committed to creating a clean, reliable and affordable energy system. This is all part of our long-term economic plan.

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Foreword

Investing in People’s Talents and Skills

In today’s competitive global economy, our biggest strength is our talent. Good, high-paying jobs require advanced education and skills training. That is why we continue to choose to invest in high-quality education and training and to ensure more people than ever before have the opportunity to pursue the career of their choice.

From full-day kindergarten through elementary and secondary education, we are making the necessary investments to keep our education system world class and to help students achieve their full potential.

With the introduction of the Ontario Student Grant (OSG) in 2017, we are transforming student financial assistance to improve affordability and access.

The OSG will make average college or university tuition free for students from families with incomes of $50,000 or less, and will make tuition more affordable for lower-income and middle-income families. This is an investment in our collective future, building opportunity for more people.

Working with employers, educators, labour and other partners, we are developing an integrated strategy to meet the current and future needs of our dynamic economy. Our Highly Skilled Workforce Strategy will help us ensure we retain our competitive advantage of having one of the best-educated talent pools in the world.

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Foreword

Strengthening Retirement Security

With two-thirds of Ontario workers not participating in workplace pension plans and many families worried about how they will maintain their standard of living in retirement, strengthening retirement security has been a key component of our plan to build Ontario up.

Our leadership on the national stage helped facilitate a historic agreement between our province, the federal government and other provinces to enhance the Canada Pension Plan. This agreement, informed significantly by Ontario’s experience in developing the Ontario Retirement Pension Plan, will improve retirement security for future generations of Canadians.

The government is also working to ensure that workplace pension plans remain strong by continuing to modernize legislative and regulatory frameworks and that new opportunities for savings, including pooled registered pension plans, are made available to Ontarians.

Building a Fair Society and Helping People in Their Everyday Lives

Changing economic and social realities are impacting how Ontarians work, live and conduct business. We want to ensure everyone has an opportunity to thrive and reach their full potential.

We are taking action to build a fair society. We are focused on providing better supports to vulnerable populations and on fostering community inclusion.

Ontario’s new autism program will provide all children, regardless of age, with more flexible services based on their unique needs. Half a billion dollars is earmarked to significantly reduce wait times, deliver diagnoses earlier so children can access services sooner, and increase the number of children served.

We are taking steps to enable more stable and secure incomes by increasing social assistance rates and by ensuring that social assistance recipients can benefit from more of the income they receive through child support payments and the Canada Child Benefit.

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Foreword

We are on a journey of reconciliation with Ontario’s Indigenous peoples. We will invest more than $250 million over the next three years on programs and actions focused on reconciliation and we look to our Indigenous partners for guidance and leadership as we take these steps together.

We are dedicated to reducing electricity costs wherever possible. The debt retirement charge has been removed from residential electricity bills. Electricity has been made more affordable for lower-income families through the Ontario Electricity Support Program. Beginning January 1, 2017, we will rebate an amount equal to the eight per cent provincial portion of the Harmonized Sales Tax for five million residential, small business and farm electricity bills.

To enhance consumer protection, we are continuing to reform the auto insurance system with a focus on identifying ways to improve health outcomes and lower insurance costs.

A stable, affordable housing market is critical to Ontario’s economy. Strong job gains, low interest rates and growth in the number of households have been supporting increases in house prices in the Ontario housing market. To ensure Ontarians can better afford their first home, we are doubling the maximum Land Transfer Tax refund for first-time homebuyers to $4,000.

Improving housing affordability will help build Ontario up for everyone.

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Foreword

Transforming Health Care

Ontario’s action plan for health is centred on putting patients first. For patients and their families, this means faster access to an integrated health care system that keeps them as close to home as possible.

We have chosen to continue to build up our health care system. We have reduced wait times for surgery, increased the number of Ontarians who have a primary health care provider, and expanded services for Ontarians at home and in their communities.

To ensure Ontarians continue to get the care they deserve, we are investing more in our hospitals. Building on our investments in the 2016 Budget, we are providing an additional $140 million in new funding to support the needs of patients and reduce wait times. This will ensure all public hospitals receive a minimum two per cent base funding increase this year.

We are also providing more than $12 billion over the next 10 years to build new and improved hospitals; across the province, we are expanding or renovating 37 hospitals. An additional $50 million in annual funding to hospitals will help ensure needed renovations and repairs can occur.

And we are making the largest investment in Indigenous health care in the province’s history, with $222 million over the next three years to address critical health inequities and improve access to culturally appropriate health care services.

These investments will ensure all Ontarians can get quality health care faster, when and where they need it.

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Foreword

Economic Outlook

Despite an uncertain global environment, Ontario’s economy has continued to grow. Last year, Ontario’s real gross domestic product (GDP) increased by 2.5 per cent, comparable to growth in the United States and outperforming Canada and all other G7 countries.

Employment is up by over 641,000 net new jobs since the low point of the 2008–09 global economic recession. The unemployment rate is at an eight-year low.

Steady growth in the U.S. economy, along with the ongoing impacts of a more competitive Canadian dollar and low oil prices, continues to support Ontario’s economic growth. We are diversifying our export markets and Ontario’s real merchandise exports are now 5.4 per cent higher than they were a year ago.

Exports have increased, businesses are hiring more workers, productivity has improved and household incomes are rising. Ontario’s economy is expected to remain a provincial growth leader over the next two years, largely as projected at the time of the 2016 Budget.

The Ministry of Finance is forecasting growth in Ontario real GDP of 2.2 per cent on average over the 2016–19 period. For prudent fiscal planning, these real GDP growth projections are slightly below the average of private-sector forecasts.

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Foreword

Ontario’s Path to a Balanced Budget

For seven years in a row, our government has beaten our fiscal targets on the path to a balanced budget. The Public Accounts of Ontario 2015–2016 confirmed a deficit of $5.0 billion, an improvement of $3.5 billion compared to the 2015 Budget plan.

We have achieved this while helping to grow the economy, create jobs and ensure the sustainability of programs and services that help Ontarians in their everyday lives.

Consistent with the 2016 Budget, Ontario’s deficit for 2016–17 is projected to be $4.3 billion. We are on track to balance the budget in 2017–18 and remain balanced in 2018–19.

We will continue to implement our plan to eliminate the deficit by making investments to spur economic growth; transforming government and responsibly managing spending; and ensuring revenue integrity and addressing the underground economy.

Partnership for a Stronger Ontario and a Stronger Canada

A new era of collaboration between the federal government and the provinces and territories is yielding positive results. Ontario and the federal government are cooperating to deliver real benefits to people in their everyday lives, such as stronger pension benefits and renewed infrastructure. Together with its partners, the Province has also made progress in areas such as reducing barriers to interprovincial trade and fighting climate change. As well, the Province continues to move forward with municipalities and Indigenous partners on shared priorities and in building on solid partnerships.

Yet there continues to be a structural fiscal imbalance: provincial and territorial governments do not have the revenue resources required to meet their constitutional expenditure responsibilities.

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Foreword

The increasingly complex challenges facing Canada, such as uncertain global economic growth, climate change and impacts of an aging population, need to be addressed by more than one level of government.

Ontario looks forward to continued collaboration with the federal government and other partners in the federation to address these concerns, and to building a stronger Ontario within a stronger Canada.

Pre-Budget Consultations

The Ontario Budget affects every Ontarian. That is why the government gathers opinions and ideas from every corner of the province. Each year, the government conducts consultations across Ontario to help shape the Budget. This allows Ontarians to have their say on how the Budget can best represent their values and priorities.

We will once again be conducting consultations to solicit your feedback and ideas. Submissions can also be made via email or post.

Over the past few years, the use of modern technologies has made it easier for more Ontarians to participate in the budget-making process. Two years ago, the government launched Budget Talks, an interactive, online version of Budget consultations. In 2016, Ontarians shared 1,732 ideas, cast 53,402 votes and wrote 4,340 comments on the platform.

The 2017 Budget Talks will provide Ontarians the opportunity to put forward ideas on how to help make everyday life easier for their fellow citizens and improve the delivery of government services. We will implement a select group of these ideas based on the feedback we receive.

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Foreword

Conclusion

During the depths of the global economic recession, our government created a long-term plan to grow the economy and generate jobs. Sound fiscal management has taken us far along our path to return to balance.

We continue along that path with focus. The global economy may bring new challenges and we will respond to those together. We will stay true to our principles that have guided us along the way:

➤	Ensuring that all Ontarians have the opportunity to succeed;

➤	Ensuring that we strengthen our economic foundation in a way that benefits everyone; and

➤	Ensuring that Ontario remains the best place in the world to live, work and raise a family.

Our balanced plan to grow the economy and create jobs is working.

It is helping the people of Ontario in their everyday lives.

It is building Ontario up for everyone.

Original signed by

The Honourable Charles Sousa

Minister of Finance

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2017 Budget Talks and Pre-Budget Consultations

2017 Budget Talks and Pre-Budget Consultations

Budget Talks

Ontario is committed to piloting new approaches to budget consultations using modern technology to make it easier for more Ontarians to participate and better engage in meaningful discussions.

In 2015, the government first created a public online discussion with Budget Talks, a pre-budget consultation tool. The following year, Ontario introduced more ways for people to exchange and discuss their ideas, demonstrating that their comments and ideas had a direct impact on the Budget. For example, through the 2016 Budget Talks, Ontarians suggested using energy-saving LED lights on provincial highways; as a result, the government launched a pilot project along Highway 401.

This year, Ontario will explore elements of participatory budgeting as part of the 2017 Budget Talks. The government encourages individuals, organizations and community groups to submit proposals focused on helping people in their everyday lives and improving the delivery of government services. Following the submission period, ministries will review the proposals to ensure they are within the Province’s scope and appropriate to implement. The Premier’s Council on Youth Opportunities will help determine a short-list of projects. Public voting will then take place, helping the government determine which projects to fund as part of the 2017 Budget. More information about the Budget Talks process can be found at Ontario.ca/BudgetTalks.

The Province has improved Budget Talks each year and will continue to expand its participatory budgeting tools based on lessons learned. Exploring other tools for participatory budgeting is another way Ontario is fulfilling its commitment to create a more open and transparent government. Additionally, Public Accounts visualizations and downloadable data sets are available online. The Province will also continue its public education efforts to give Ontarians a clearer understanding of the government’s finances.

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2017 Budget Talks and Pre-Budget Consultations

Live Consultations

For decades, the people of Ontario have been invited to participate in live pre-budget consultations. In addition to hearings held by the Standing Committee on Finance and Economic Affairs, the Minister of Finance holds these consultations across the province, which are an essential part of a budget’s development and enable Ontarians to have their say to ensure that the Budget best represents their values and priorities.

In preparation for the 2017 Ontario Budget, the Minister of Finance and the Parliamentary Assistant to the Minister of Finance will be conducting pre-budget consultations with individuals and organizations, as well as virtual town halls, to connect with a broad audience in communities throughout the province.

Written Submissions

Individuals and organizations can mail, email or fax submissions directly to the Minister of Finance.

Online

Individuals can submit ideas for the 2017 Budget by completing a form on the Ministry of Finance website.

By Mail

The Honourable Charles Sousa

Minister of Finance

c/o Budget Secretariat

Frost Building North, 3rd Floor

95 Grosvenor Street

Toronto, ON M7A 1Z1

By Email

submissions@ontario.ca

By Fax

416-325-0969

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Contents

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Contents

Chart 3.12	Effective Interest Rate (Weighted Average) on Total Debt	158

Chapter IV:	Together Towards a Stronger Ontario and a Stronger Canada

Chart 4.1	Net Contribution to the Equalization Program, 2016–17	167

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Contents

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CHAPTER I

CREATING JOBS AND BUILDING PROSPERITY FOR EVERYONE

CHAPTER I
CREATING JOBS AND BUILDING PROSPERITY FOR EVERYONE

Section A: Fostering a More Innovative and Dynamic Business Environment

Section A:	Fostering a More Innovative and Dynamic Business Environment

To grow Ontario’s economy and create jobs, the government is focused on fostering a dynamic, competitive business environment in which innovation thrives. Ontario’s continued economic growth has occurred in the face of intensified international competition and uncertainty around global growth forecasts. From reducing regulatory burdens to lowering electricity cost pressures to helping businesses keep pace with technological change and expand their operations, the Province is improving the conditions for economic growth, now and in the future. Looking ahead to new opportunities resulting from the transition to a low-carbon economy, the government is implementing its plan to combat climate change and support individuals and businesses. Attracting and supporting investment in financial services and technology sectors and the sharing economy will provide significant new economic opportunities.

2016 Budget: Jobs for Today and Tomorrow

The 2016 Budget announced a number of strategic initiatives for the Province to further improve its performance and better position itself in the global economy. These include:

➤	Bolstering Ontario’s economic competitiveness through the Business Growth Initiative;

➤	Maintaining a competitive tax environment;

➤	Reducing electricity cost pressures for businesses;

➤	Expanding international and internal trade;

➤	Supporting the sharing economy;

➤	Promoting stable financial markets; and

➤	Positioning Ontario to be a leader in the global transition towards a low-carbon economy.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Making Progress

Implementing the Business Growth Initiative

As announced in the 2016 Budget, the Business Growth Initiative is the government’s five-year, $400 million plan to bolster Ontario’s economic competitiveness. The strategy has three components:

➤	Creating an innovation-driven economy;

➤	Scaling up Ontario firms into global leaders and exporters; and

➤	Modernizing regulatory systems to lower business costs.

By implementing this plan, the government will help increase Ontario’s economic growth, create more high-paying jobs and enhance prosperity for Ontarians.

Creating an Innovation-Driven Economy

Ontario’s economy has a strong capacity for innovation. The province is home to world-class research institutions, has been a pioneer in many technological fields, and offers an attractive environment for research and development (R&D) and entrepreneurial activity. More than 560,000 Ontarians were employed in science and engineering occupations in 2015 — an increase of almost 95 per cent since 1990. Investing in people’s talents and skills is an important aspect of supporting the transition to an innovation economy. (See Section C: Investing in People’s Talents and Skills in this chapter for details on the Province’s Highly Skilled Workforce Strategy.)

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Section A: Fostering a More Innovative and Dynamic Business Environment

In the 2016 Budget, the government committed to increasing the connectivity of Ontario’s Innovation SuperCorridor, which runs from London and Waterloo in the west through Toronto to Ottawa in the east. To support economic activity in this region, the Province is undertaking a number of initiatives to seamlessly connect these communities and businesses in the SuperCorridor. (See Section B: Building Tomorrow’s Infrastructure Now in this chapter for details.)

Ontario’s Innovation Economy Attracts New Investment from Thomson Reuters

In October 2016, Thomson Reuters announced an expansion of its operations in Ontario. The company’s new Toronto Technology Centre will focus on the company’s advanced computing initiatives and enhance the services it offers to professional markets around the world. The project will create 400 high-quality technology jobs in the next two years and approximately 1,500 jobs overall in the future.

In 2017, the president and chief executive officer of Thomson Reuters, as well as the chief financial officer, will relocate to Toronto from Connecticut.

“Canada is not only our home, it is home to an emerging ecosystem of world-class technology talent. Our new Technology Centre furthers our commitment to growing Canada’s preeminent hub of innovation, and to building the customer-centric platforms and solutions of the future.”

Jim Smith, president and CEO, Thomson Reuters.

Ontario must continue to build on its progress in transitioning to an innovation-led economy by making investments that will drive productivity, job creation and long-term economic growth. This includes support for world-class academic research at leading institutions across the province through the Ontario Research Fund and support for entrepreneurs through the Ontario Network of Entrepreneurs.

➤	In August 2016, the Ontario Research Fund — Research Infrastructure program announced almost $35 million in support for 161 state-of-the-art and industry-relevant infrastructure projects at 25 institutions.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

➤	The Province also continues to encourage entrepreneurship across Ontario through the Ontario Network of Entrepreneurs to expand capacity and support more startups and high-growth companies. This includes $1.2 million in new funding to Waterloo Region–based Communitech, announced in July 2016. This funding will provide mentorship, training and connections to more than 500 startups per year. Companies supported by this program include Babylon VR, which uses virtual reality to visualize renovation projects, and Eyeread, a digital reading coach for children.

Ontario, together with the federal government, is also supporting enhanced and modernized facilities at colleges and universities across the province through the Post-Secondary Institutions Strategic Investment Fund. (See Section B: Building Tomorrow’s Infrastructure Now in this chapter for details.)

The Province continues to explore partnerships with the private sector and others in the development and commercialization of made-in-Ontario transformative technologies.

Ontario Investment Office

Changing the way the government provides investment services to businesses will allow Ontario to better compete for private-sector investments. The Ontario Investment Office, launching this fall, will be a one-window “concierge service” for businesses looking to invest in the province. It will provide a seamless range of services, such as helping to select suitable sites, facilitating the training of workers and fast-tracking provincial and municipal permits and licences.

This one-window approach to investment attraction is already paying off —recently drawing an advanced manufacturing investment from GE Canada in Welland, creating 220 jobs and securing an overall investment of almost $240 million.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Automotive Sector

As announced in the 2016 Budget, the government is investing $15 million over four years to support R&D and commercialization of new technologies through the Canadian Urban Transit Research and Innovation Consortium and to establish the Automotive Supplier Competitiveness Improvement Program to help small and medium-sized automotive suppliers adopt advanced technologies and improve competitiveness.

In June, General Motors of Canada announced a major expansion of its engineering and software development work in Ontario, including the hiring of more than 700 new, highly skilled workers and the creation of a new software development centre in Markham.

Ontario is continuing to work with industry partners to help secure new investments to maintain and build a competitive and productive auto assembly and parts sector. The recent successful conclusion of labour negotiations at the Ontario operations of Fiat Chrysler Automobiles, Ford and General Motors demonstrates that Ontario remains a competitive location for auto investment. These agreements will help secure approximately 17,500 jobs in communities across the province, including Windsor, Oakville, Oshawa, St. Catharines, Woodstock, Etobicoke and Brampton, and significant new investments.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Scaling Up Ontario Firms into Global Leadership

The Province is building on its Budget commitments and taking actions to support programs that would provide access to the capital, resources and expertise that small and medium-sized enterprises (SMEs) need to grow into larger, export-oriented global firms.

Scale-Up Voucher Program

As part of the 2016 Ontario Economic Outlook and Fiscal Review, the government is announcing $32.4 million over four years for the new Scale-Up Voucher Program to provide a fast and flexible one-stop shop for high-impact companies seeking to remove barriers to their next stage of growth. These vouchers will be used by companies to fund activities such as specialized talent development and recruitment, accessing new markets and intellectual property protection services.

The program will be designed to also provide support through matching grants and wrap-around services such as executive-in-residence and executive peer-to-peer networks.

Small Business Innovation Challenge Pilot Program

The government is also announcing the launch of the Small Business Innovation Challenge pilot program. Supported by an investment of $28.8 million over five years, participating SMEs will be provided with development opportunities to demonstrate innovative technology solutions, positioning these firms for commercial success. The government will first identify a specific problem or issue for which an innovative or technological solution is needed. Ontario-based SMEs will then be invited, through an open call for proposals, to submit an innovative solution to the Small Business Innovation Challenge pilot program.

The pilot program will provide Ontario SMEs with an opportunity to propel their innovations from the idea stage into globally competitive products and services. Having a real world–tested product will better position SMEs to market their new ideas and products to the world and help to foster long-term economic growth for Ontario.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Access to Capital

Both SMEs and entrepreneurial firms rely on access to capital to scale up and create well-paying jobs for Ontarians. That is why the government has worked with its partners to increase the supply of capital for dynamic SMEs and entrepreneurs.

These efforts are paying off — more than $1.1 billion in venture capital investments were made in Ontario-based companies in the first nine months of 2016, placing Ontario sixth among all North American states and provinces in venture capital investment activity, up from 14th in 2009.

To meet the additional capital needs of businesses, the government committed $25 million in April 2015 to the ScaleUP Ventures Fund, a new venture capital fund that will also provide mentorship to a new generation of Ontario-based startups and entrepreneurs. The fund completed its first close as of the end of August 2016 and, with private-sector contributions, is targeting a final fund size of $75 million. To date, the fund has already made four investments, including to:

➤	Fusebill, an Ottawa-based company that develops software to manage billings; and

➤	FundThrough, a Toronto-based small business lender.

The Province is also exploring the creation of new venture capital funds to build on Ontario’s expertise in areas such as quantum technologies, regenerative medicine and artificial intelligence.

The Province continues to work on the development of venture capital funds in the areas of clean tech and life sciences. As committed in the 2016 Budget, a new $55 million Clean Tech Venture Capital Fund will be established to support Ontario companies. In early 2017, the Province will begin to find partners to participate in the fund.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Modernizing Regulations

Ontario is committed to building a more effective and efficient regulatory environment by reducing unnecessary requirements, eliminating duplication and improving government services designed to help businesses.

In March 2014, the government set a goal of achieving $100 million in savings for businesses by the end of 2017. To date, the Province’s burden reduction initiatives have saved businesses over $122 million and more than five million hours since 2011.

Ministry of Economic Development and Growth, 2016 Burden Reduction Report.

Red Tape Challenge and Burden Reduction

Since the 2016 Budget, Ontario has launched the Red Tape Challenge online consultation tool as part of the government’s Business Growth Initiative. This challenge is designed to engage businesses, stakeholders and the broader public in identifying regulatory improvements and lessening compliance burdens, while protecting environmental and health standards and enhancing worker safety. The improvements would also shorten response times and make it easier for businesses to operate in Ontario. In June, consultations were completed with the auto-parts manufacturing sector, and 80 opportunities for burden reduction were identified. A report outlining the government’s response to these opportunities will be released later this fall. Similar consultations with the food processing industry recently concluded. Over the next two years, consultations will focus on financial services, mining, chemical manufacturing and forestry.

The government is committed to delivering an annual report on its burden reduction accomplishments.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Reducing Electricity Costs for Business

Ontario is taking action to reduce electricity costs for small businesses, farms and large electricity consumers, helping them remain competitive.

Supporting Small Business

The government will provide a rebate on electricity costs equal to the provincial portion of the Harmonized Sales Tax (HST) to eligible small businesses, farms and residential consumers beginning January 1, 2017. Small businesses and farms that claim input tax credits will receive an incremental benefit from this rebate.

See Section E: Towards a Fair Society in this chapter for more information.

A small business using 20,000 kilowatt-hours (kWh) per month could save an estimated $270 per month, or about $3,200 a year.

Ending the Debt Retirement Charge

The government is ending the debt retirement charge (DRC) as of April 1, 2018, for industrials, businesses and other electricity users such as institutions and not-for-profits — nine months earlier than previously estimated — providing certainty through a fixed end date and helping businesses plan their investment decisions more effectively.

Expanding the Industrial Conservation Initiative

Through the Industrial Conservation Initiative (ICI), large electricity consumers can lower their bills by up to one-third by reducing their electricity consumption during peak hours. By reducing the province’s peak electricity demand, the ICI improves system reliability, helps reduce greenhouse gas (GHG) emissions, and lowers electricity system costs for the benefit of all consumers by deferring the need to build new electricity generation capacity.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Currently, electricity consumers with monthly peak demand exceeding three megawatts (MW) are eligible to participate. Ontario is expanding the ICI to include customers with monthly peak demand greater than one MW and is also removing sector-specific restrictions, enabling all eligible commercial, institutional and industrial consumers to participate. Together, these changes would allow more than 1,000 additional businesses to reduce their bills by up to 34 per cent.

Helping Ontario Businesses Thrive

A plastics manufacturer with an average peak demand of two megawatts that participates in the Industrial Conservation Initiative could see its electricity costs reduced from $154 per megawatt-hour (MWh) to as low as $102 per MWh. This could result in energy cost savings of up to $42,000 per month.

Supporting Large Industrials in the North

As announced in the 2015 Budget, the government remains committed to ongoing support for northern industrial facilities, with continued investment of up to $120 million annually. The Northern Industrial Electricity Rate (NIER) Program helps northern Ontario’s largest industrial electricity users reduce energy costs, sustain jobs and remain globally competitive. The government is undertaking a comprehensive review to ensure that the program will continue to meet the needs of eligible large industrials in northern Ontario.

Fighting Climate Change and Ensuring Ontario Remains Competitive

As outlined in the 2016 Budget and the Climate Change Action Plan (CCAP), the government intends to use cap-and-trade auction proceeds to invest in initiatives that reduce GHGs and ensure that the net impact of cap and trade would not result in an overall increase in electricity costs for commercial and industrial consumers. In addition, both small businesses and large companies will have access to programs that will help lower both GHG emissions and energy costs through the CCAP.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Expanding International and Internal Trade

Ontario is an attractive international location in which to invest, produce and export, contributing to its global competitiveness and growth. According to fDi Intelligence, in the past three years, Ontario has twice been named the top destination in North America for foreign direct investment, indicating that it is a highly desirable place to invest.

While the United States remains a primary trading partner, over the past 10 years, Ontario has been diversifying its exports to markets abroad. Ontario’s share of exports to the European Union has continued to expand, while doubling to the fast-growing Chinese market.

CHART 1.1	Ontario Exports Expanding to New Markets

* European Union excludes the United Kingdom. Source: Statistics Canada.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Since the 2016 Budget, the Premier and Ministers have made further international business missions resulting in a number of agreements, partnerships and memoranda of understanding (MOU):

➤	The mission to Mexico generated an MOU between Ontario and the State of Jalisco to support collaboration among business leaders, scientists and innovators towards developing new low-carbon technologies;

➤	The mission to Israel and the West Bank generated 44 agreements valued at over $180 million, which are expected to create more than 200 jobs in Ontario in the life sciences, technology and innovation sectors; and

➤	In April 2016, Minister of Finance Charles Sousa travelled to the United Kingdom and France to meet with leaders in the financial services and banking sectors to promote Ontario as an attractive investment location.

Encouraging international businesses to invest in Ontario remains a priority of the government, as well as diversifying and expanding the Province’s international bond investor base.

The Premier and Ministers will continue leading international business missions to priority markets around the world. Premier Kathleen Wynne will lead her first business mission to Japan and South Korea this fall to strengthen economic ties, create new partnerships and encourage investment in Ontario. She will be the first Ontario Premier to visit South Korea in 30 years and Japan in a decade.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Removing Barriers to Interprovincial Trade

Ontario businesses should have the same access to markets across Canada that their international trade partners enjoy. A recent Canadian Senate committee report1 has suggested that internal trade barriers reduce Canada’s gross domestic product (GDP) by $50 billion to $130 billion. Ontario has been the leader behind a multilateral national effort to renew Canada’s economic union for the 21st century by removing longstanding barriers to interprovincial trade and investment.

At this summer’s meeting of Canada’s Premiers in Whitehorse, an agreement-in-principle was reached on a new Canadian Free Trade Agreement. This comprehensive new trade and economic growth agreement will promote business growth and create jobs by removing trade barriers, improving the flow of workers, goods and services across provincial and territorial borders and reducing red tape. It will also help attract new job-creating investments to Ontario and to other provinces and territories across Canada.

[1]	Standing Senate Committee on Banking, Trade and Commerce, “Tear Down These Walls — Dismantling Canada’s Internal Trade Barriers,” (2016).

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Strategic Partnerships

Jobs and Prosperity Fund

The Jobs and Prosperity Fund (JPF) is a 10-year, $2.7 billion fund created to support a dynamic and innovative business climate and improve productivity and market access for Ontario companies and sectors. The fund is supporting key elements of the Business Growth Initiative by investing in R&D and innovative production.

The government has provided over $810 million in funding through the JPF since January 2013, leveraging private-sector investments of more than $7.4 billion, and creating or retaining over 37,500 jobs.

TABLE 1.1	Recent Strategic Investments through the Jobs and Prosperity Fund since the 2016 Budget

Company	Description
Fiat Chrysler Automobiles Canada (June 2016)

An investment of almost $86 million to support the Windsor operations of Fiat Chrysler Automobiles Canada. The project will enhance research at the company’s Automotive Research and Development Centre and support the world-class workforce at the Windsor assembly plant through advanced training and plant upgrades for the production of the Chrysler Pacifica, creating 1,200 new jobs and retaining 4,000 existing jobs.

GE Canada (August 2016)

An investment of more than $26 million to leverage an overall investment of almost $240 million by GE Canada to build its new “Brilliant Factory” in Welland. The new facility will produce energy-efficient engines and other components, and will be one of the most advanced in GE’s global operations, creating 220 jobs.

Baylis Medical Company (March 2016)

An investment of up to $4.2 million to leverage an investment of $32.5 million by Baylis Medical Company. The R&D expansion project at the company’s Mississauga manufacturing plant will increase exports, creating 84 new jobs and retaining 194 positions.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Regional and Community Partnerships

Local businesses play a key role in sustaining regions and communities by creating employment opportunities for Ontarians across the province. Through its regional development funds, the government continues to support businesses and communities across the province.

Regional and community development funds include the:

➤	Southwestern Ontario Development Fund (SWODF);

➤	Eastern Ontario Development Fund (EODF);

➤	Northern Ontario Heritage Fund Corporation (NOHFC); and

➤	Aboriginal Economic Development Fund (AEDF).

TABLE 1.2	Recent Regional Development Investments

Company	Amount	Outcome	Project Description
Stubbe’s Precast Commercial Inc.	$1.5 million	274 jobs created and retained	Ontario supported an investment in Harley in a new 200,000-square-foot, highly automated plant through SWODF. The plant manufactures structural and architectural precast concrete.
Qlik	$1.5 million	106 jobs created and retained

Ontario supported the establishment of an R&D lab in Ottawa focused on software development for cloud computing, analytics and business intelligence. Support from the EODF leveraged a total investment of over $22 million.

The City of Timmins	$2.5 million	New industrial park

Ontario supported the development of a new industrial park through the NOHFC to attract more businesses to Timmins. The project includes water, road and hydro upgrades, as well as the construction of rail spurs to accommodate a new anchor tenant to the industrial park.

Kagita Mikam Aboriginal Employment and Training Inc.	$202,000	67 Indigenous persons trained; 18 jobs created and retained

The government supported Indigenous apprenticeship employment and training by investing in the partnership between Indigenous employment agreement holders, industry and trade unions within the Greater Toronto Area. Support from the AEDF leveraged $300,000 in private investment.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Supporting the Sharing Economy

The sharing economy has significant potential to create jobs and drive economic growth, productivity and innovation. The benefits of the sharing economy also include cost savings and greater choice for consumers, flexible employment opportunities and increased access to capital for small startups.2

Since the 2016 Budget, the government’s Sharing Economy Advisory Committee has met with municipal partners and industry stakeholders, and engaged the public through polling and focus-group sessions. Several municipalities are already making considerable progress in developing their own localized responses to new sharing economy business models.

The advisory committee will continue to maintain an open dialogue as it works to develop recommendations for an Ontario approach that supports the sharing economy while promoting a level playing field, ensuring tax fairness and protecting workers and consumers.

Insurance for Ride-Sharing

The government has modernized Ontario’s auto insurance system and enabled better protection for both drivers and consumers by approving a regulatory change under the Insurance Act to allow commercial fleet insurance to be offered for vehicles that can be hired through an online application.

The Financial Services Commission of Ontario (FSCO) has approved an interim fleet insurance policy that will help close the gap in auto insurance coverage for private vehicles for hire. More changes will be necessary and the government remains committed to working with FSCO and insurance stakeholders to develop a long-term solution that will fully integrate sharing economy business models into Ontario’s auto insurance system.

[2]	Bryant Cannon and Hanna Chung, “A Framework for Designing Co-Regulation Models Well-Adapted to Technology-Facilitated Sharing Economies,” Santa Clara Computer and High Technology Law Journal 31, no. 1 (2015): 22–96.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Home-Sharing

Home-sharing has the potential to boost tourism, benefit local economies and allow hosts to earn supplemental income.

In February, the Province and Airbnb successfully launched a pilot project with the Canada Revenue Agency. Tax information was sent to 14,000 hosts, making Ontario the first province in Canada to partner with Airbnb to ensure consumers and hosts know their legal rights and responsibilities.

Moving forward, the government will continue to consult with municipalities, industry stakeholders and the public on a potential framework for home-sharing in Ontario. Such a framework would take into account existing municipal tools to achieve a balance between municipal and provincial responsibilities and objectives.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Financial Technology

Ontario Is an Attractive Location for Financial Technology Startups

The government recognizes the growing role that financial technology (fintech) plays in contributing to the province’s position as a global leader in financial services. Ontario provides an attractive business, regulatory and tax climate for fintech startups. The province already has existing strengths in information and communications technology (ICT) and financial services, with the potential for greater dynamic interaction between these two significant clusters. Ontario leads the nation with an estimated 150 fintech firms, and strong concentrations in Toronto, Waterloo and Ottawa Regions.

Strong Base for Innovative Startups

•    OMERS Ventures, a venture capital fund, is tracking 89 startup fintech companies in Canada that have attracted more than $1 billion in capital since 2010.

•    The SmartStart Seed Fund, funded by the Federal Economic Development Agency (FedDev) and the Ontario government, is designed to support entrepreneurs transitioning their startups from product development to market entry.

•    The Ontario Centres of Excellence (OCE) and Toronto Financial Services Alliance are partnering to connect firms, startups and financial institutions with Ontario’s innovation ecosystem, including its academic community and technology companies, to address challenges and develop partnerships to spur business growth and help build the talent base.

Ontario recognizes that fintech is evolving in a globally competitive environment. In striving to stay at the forefront of what some commentators have called the “fintech revolution,” the world’s leading jurisdictions for finance have sought to make effective use of the policy levers available to them. They have explored an array of policy options relating to the suitability of their regulatory environment, as well as general tax incentives and financial and educational supports. In the coming year, Ontario will examine these policy options with the objective of developing a strategy to support and strengthen Ontario’s position as a leader in fintech.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Modern and Flexible Financial Regulatory Climate

In October 2016, the Ontario Securities Commission (OSC) announced an innovative pilot project called the OSC LaunchPad. This pilot project is intended to help fintech firms navigate the current securities regulatory environment and more quickly launch their new businesses. The OSC LaunchPad will also provide the OSC with the opportunity to see the sector’s latest developments up close, allowing it to incorporate key lessons as it modernizes regulations.

Strengthening Consumer and Investor Protection

An environment in which Ontarians can confidently and efficiently manage their money offers a host of benefits. Those benefits include greater financial security for individuals, as well as a strong financial services sector and the jobs that such a sector provides. Effective consumer protection is essential to maintaining Ontario’s position as a leader in these matters.

Establishing a New Financial Services and Pensions Regulator

The financial services sector is a significant part of the economy and touches the everyday lives of Ontarians. Ontarians rely on agencies such as FSCO, Financial Services Tribunal (FST) and Deposit Insurance Corporation of Ontario (DICO) to ensure they are adequately protected.

The government recognizes the important regulatory role these agencies serve. The appointment of an expert advisory panel in 2015 to review their mandates was a significant step towards delivering on the Province’s commitment to modernize and strengthen the regulation of financial services and pensions, and improve consumer, investor and pension-plan beneficiary protection.

In June, the government released the expert advisory panel’s final report. The panel recommended significant reforms to the regulatory landscape, including the establishment of a new, independent and flexible regulator with a modernized governance and accountability framework and a mechanism to ensure individuals’ perspectives are considered, for example, through the establishment of an Office of the Consumer.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

The government is introducing legislation that, if passed, would establish the initial parameters of the new Financial Services Regulatory Authority (FSRA). The establishment of FSRA would represent an important first step towards the panel’s vision for modernizing and strengthening the regulation for financial services and pensions in Ontario.

In the coming months, the government intends to take other important steps in support of this multi-phased transition process, such as the appointment of FSRA’s initial board of directors, if enabling legislation is passed, and the development of a detailed implementation plan.

Regulation of Financial Planning and Financial Advisory Services

Currently in Ontario, no general framework exists to regulate the activities of individuals who offer financial planning and financial advisory services. This potential regulatory gap leaves consumers vulnerable when seeking assistance to meet their financial goals.

Last year, the Ontario government took an important step in appointing an independent expert committee to review the regulatory framework relating to financial planning and financial advisory services. The final report is expected to be released in early 2017.

Syndicated Mortgages

The Financial Services Commission of Ontario, which regulates mortgage brokers involved in Ontario’s syndicated mortgage market, reports that syndicated mortgage lending in Ontario almost doubled from $3 billion annually to close to $6 billion annually between 2012 and 2015. As the size of the market has increased, the types of investors participating have changed, with syndicated mortgage investments increasingly marketed to smaller-scale retail investors.

In this evolving context, the expert advisory panel that reviewed FSCO’s mandate suggested changes to the way that syndicated mortgages are regulated. In particular, the panel recommended that syndicated mortgage–offering documents should be subject to the same level of regulation that the securities regulator applies to other offering documents used to raise capital in Ontario.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Similarly, the material published in August 2015 by participating jurisdictions in the Cooperative Capital Markets Regulatory System (CCMR) proposed that the Capital Markets Regulatory Authority should be responsible for the regulation of those offering syndicated mortgage investments.

The government is taking steps to ensure that strong investor protection is provided under the regulatory framework for such products. As an initial step, the Ministry of Finance recently established a working group, composed of representatives from the ministry and experts from the OSC and FSCO. It is expected that, over the coming months, the working group will develop recommendations for the government’s consideration. The government will announce further actions by spring 2017.

Modern and Flexible Approach to Financial Services Regulation

Establishing the Cooperative Capital Markets Regulatory System

The government continues to play a leadership role towards the establishment of the CCMR. The CCMR, once implemented, would enhance Canada’s stature and competitiveness in global capital markets, which would in turn promote economic activity in all provinces and territories. The CCMR would also lead to more effective regulation and enforcement through a stronger and more competitive regulatory structure that would help grow business investment.

In summer 2016, the government, together with its partners, announced the Capital Markets Regulatory Authority’s initial board of directors and set new timelines for implementing the authority. Going forward, the government plans to introduce the Capital Markets Act and related CCMR legislation, following work with other participating jurisdictions. The authority is expected to be operational in 2018.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Modernizing the Credit Unions and Caisses Populaires Act, 1994

In the 2016 Budget, the government announced its intention to implement the recommendations contained in the November 2015 report on the review of the Credit Unions and Caisses Populaires Act, 1994.

As a first step, the government is proposing amendments to the Act that would:

➤	Provide authority to set different deposit insurance limits for different insurable deposits, therefore enabling regulations to be proposed to set the deposit insurance coverage limit for non-registered deposits at $250,000;

➤	Remove differentiated rules for small credit unions; and

➤	Permit credit unions to enter into loan syndication agreements with credit unions in other provinces.

The government will also propose amendments to regulations under the Act and other relevant statutes that would further implement the above measures and would:

➤	Permit credit unions to establish or acquire a corporation that is an insurance agent or a registered insurance broker; and

➤	Address provisions in regulations under various statutes to include credit unions as permissible financial institutions.

Implementing these changes would help improve the legislative framework for credit unions so they can meet the evolving needs of their members, contribute to the Ontario economy and ensure that deposits continue to be well protected.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Low-Carbon Economy

Ontario has established itself as a leader in reducing GHGs and is positioning itself to seize the opportunities of a low-carbon economy.

In May, the passage of landmark legislation, the Climate Change Mitigation and Low-carbon Economy Act, 2016, laid the foundation for Ontario’s cap-and-trade program, a cornerstone in the Province’s fight against climate change. A new cap-and-trade regulation that took effect on July 1, 2016, includes detailed requirements for businesses participating in the cap-and-trade program, which is set to begin its first compliance period on January 1, 2017, with the first permit auction expected to take place in March 2017.

CHART 1.2	Ontario and Canada Greenhouse Gas Emissions and Targets

Note: Greenhouse gases are measured in megatonnes of carbon dioxide that are emitted into the atmosphere.

Source: “National Inventory Report 1990–2014: Greenhouse Gas Sources and Sinks in Canada,” (Environment and Climate
Change Canada 2016).

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Chapter I: Creating Jobs and Building Prosperity for Everyone

In June 2016, the government released its Climate Change Action Plan. The action plan outlines key actions the government will take to combat climate change and create jobs, while enabling people and businesses to shift to a low-carbon economy. It will also guide the investment of cap-and-trade proceeds. By law, proceeds from the Province’s cap-and-trade program must be invested in a transparent and accountable way into initiatives that reduce GHG emissions.

The areas of action in the plan cross a wide spectrum and include the following specific goals:

➤	Establishing a climate change agency that would help homeowners and businesses access grants and finance energy-efficient technologies to reduce GHG emissions;

➤	Reducing emissions related to electricity usage while keeping electricity rates affordable for institutional, commercial and industrial consumers that are not eligible for the proposed Ontario Rebate for Electricity Consumers; and

➤	Building almost 500 electric vehicle charging stations at more than 250 convenient locations across Ontario, with plans to build more.

Ontario’s $325 million Green Investment Fund, for initiatives that support the Province’s climate change strategy, will strengthen the economy, create jobs and drive innovation.

Ontario also recognizes the importance of adapting to climate change. In 2017, the government will release an updated climate change adaptation plan. A central aspect of the plan will be dedicated to helping private- and public-sector decision-makers understand potential climate impacts so that they can make effective, climate-resilient decisions.

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Section A: Fostering a More Innovative and Dynamic Business Environment

Collaborative Partnerships on Climate Change

Recognizing the global scope of climate change, Ontario has taken a leadership role in engaging other jurisdictions and seeking their collaboration. For example, Ontario recently signed a joint declaration with Quebec and Mexico at the Climate Summit of the Americas in August 2016 in Mexico. This declaration establishes the foundation for sharing information and expertise on carbon markets and opportunities to reduce GHG emissions, while driving innovation and supporting strong economic growth.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Ontario’s Clean Tech Sector

Ontario has the highest concentration of environmental and clean tech companies in Canada. Clean technology companies develop innovative technologies that reduce GHG emissions and generate other environmental benefits in sectors such as power generation, transportation, energy efficiency, recycling, and water and wastewater solutions. These companies are highly varied, from renewable energy to water technologies, and are spread out geographically and in all stages of business growth.

The clean tech sector plays a critical role in Ontario’s economy by developing technologies that improve the environmental performance of businesses and increase productivity by improving the efficiency of resource extraction and processing in industries such as forestry, agro-biomass, food waste, oil and gas.

Some Examples of Clean Tech Companies in Ontario

•   Trojan Technologies — A global leader in ultraviolet purification of water, providing customers with eco-efficient solutions for water quality that reduce and recover costs, energy, resources and space (London).

•   Electrovaya — A global leader in developing advanced lithium-ion battery solutions for customers involved in clean transportation, smart grid and renewable energies (Mississauga).

Ontario is working to develop a clean tech sector strategy that will help position the sector as a global leader and support the goals of the Business Growth Initiative.

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Section B: Building Tomorrow’s Infrastructure Now

Section B:	Building Tomorrow’s Infrastructure Now

The government is making the largest infrastructure investment in Ontario’s history, more than $160 billion over 12 years, beginning in 2014–15. Planned investments will strengthen communities across the province and support more than 110,000 jobs, on average, each year. Ontarians will be able to access more child care spaces, study in modernized schools, learn and research in state-of-the-art labs and facilities, receive service in newly renovated hospitals and travel across the province on an integrated transportation network. Building a reliable, clean electricity system that meets current and future needs has significant economic and environmental benefits for all Ontarians. By strategically optimizing its assets and dedicating net revenue gains to the Trillium Trust, the government is on track to generate $5.7 billion to fund public transit, transportation and other priority infrastructure projects.

2016 Budget: Jobs for Today and Tomorrow

The 2016 Budget included the Province’s plan to invest about $160 billion in infrastructure over 12 years, which began in 2014–15. Ontario continues to help communities grow by investing in infrastructure projects such as building child care spaces, schools, hospitals, transit, highways and roads.

CHART 1.3	Benefits of Infrastructure Investments

Starting in 2017, 100,000 new licensed child care spaces will be created so that more families can find quality and affordable care. Students are also benefiting from new and renewed schools that provide safer and modern places to learn.

18 hospitals will complete major renovations or rebuilds over the next five years. These investments are helping patients receive high-quality care in facilities across the province.

To phase in GO Regional Express Rail, GO rail service will increase by approximately 50 per cent over 2014–15 levels by 2020. This will result in a better and more dependable commuter experience.

Over the next five years, about 5,000 kilometres of highways and more than 750 bridges will be built or repaired across the province. About 2,400 kilometres of these highways and 200 of these bridges will be in northern Ontario. These investments will keep people and goods moving, connect communities and improve quality of life.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Making Progress

As part of the Province’s commitment to build Ontario up, over the next 10 years the government plans to provide:

➤	$12 billion in capital grants for child care and education;

➤	$3 billion in capital grants for postsecondary infrastructure;

➤	$12 billion in capital grants for health infrastructure;

➤	$55 billion in public transit;

➤	$26 billion in highways; and

➤	$30 billion in other infrastructure investments including affordable housing, tourism and cultural centres.

The government is committed to long-term planning to help ensure that its infrastructure is aligned with the needs of Ontarians. The Province will also be releasing an update on its infrastructure plan that will provide more details on investments over the next 10 years.

Child Care and Education Infrastructure

Expanding quality child care services and child and family programs helps Ontarians in their everyday lives. Families and communities benefit from programs and services that promote early learning and development, support parents and caregivers, and provide referrals to specialized services.

Over the past three years, the government has increased its efforts to support families by helping to create 56,000 new licensed child care spaces. This builds on provincial investments since 2003 that supported an 87 per cent increase in child care spaces, for a total of nearly 351,000 spaces.

To meet the demands of a growing and changing province, starting in 2017, over a five-year period the government will create an additional 100,000 licensed infant-to-preschool child care spaces. Working closely with schools and municipalities, the Province will provide funding through a mixed approach of school-based, community-based and home-based expansion. This will double the current capacity for children from infancy to age four.

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Section B: Building Tomorrow’s Infrastructure Now

As a first step in supporting this new initiative, the Province is planning to invest $65.5 million in the 2016–17 school year, as part of a larger investment, to create approximately 3,400 additional child care spaces. This increased investment in the current school year will support additional capital renovations and new spaces in schools. Ensuring that more Ontario families receive high-quality and affordable licensed child care in flexible settings is part of Ontario’s plan to make life easier for families.

These new investments will advance and build on ongoing work with parents and community partners to develop a child care and early-years system focused on quality, affordability, accessibility, parent choice and flexibility. For more information, see Section C: Investing in People’s Talents and Skills in this chapter.

Modern facilities across the province offer students an enhanced learning experience, while supporting student achievement and well-being for generations to come. That is why, in the 2016–17 school year, Ontario’s school boards are opening 29 new schools, and an additional 16 schools have undergone major additions and renovations.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

TABLE 1.3 Examples of New and Renovated Schools Opened in 2016–17
	Region	Project Description
New Schools	Central Ontario	Vista Hills Public School in Waterloo region offers students, staff and families a state-of-the-art building with new art, science and music classrooms, and is fully accessible with an elevator.
	Central Ontario	The newly opened John Brant Public School in Fort Erie (Niagara Region) provides students and staff with a high-quality learning environment in a modern and accessible school.
	Eastern Ontario	The new École élémentaire publique Riverside-Sud in Ottawa provides French-language education for 366 students from kindergarten to Grade 6 in the Riverside area.
	Greater Toronto Area	The new St. Alphonsa Catholic Elementary School in Brampton provides students, staff and parents with a high-quality learning environment, in a modern and accessible school in this growing community.
Additions/ Renovations	Northern Ontario

Renovations at Smooth Rock Falls Public School in Cochrane provide purpose-built educational spaces for junior kindergarten to Grade 6 students, while also allowing the school board to lease additional space to the local municipality.

	Eastern Ontario	An addition at École élémentaire catholique Sainte-Geneviève in Ottawa has created space for 308 students to address the growing need for French education in the Ottawa area.
Southwestern Ontario

The newly renovated and expanded, fully accessible East Carling Public School (formerly Bishop Townshend Public School) in London offers students new programs and an expanded gymnasium. The renovations also updated fire alarms and Internet service throughout the building.

In June, the Province committed to providing an additional $1.1 billion over two school years to improve existing school infrastructure across Ontario. This investment builds on $1.6 billion in existing funding that has been allocated for repairs and renewal, for a total of $2.7 billion. The funding is estimated to benefit more than 2,100 schools, with repair and renewal projects valued at $100,000 or more, in addition to many other smaller projects. Over the next 10 years, this will bring the Province’s total infrastructure investment to $12 billion in the education sector, in response to local needs, while creating contemporary learning environments for students.

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Section B: Building Tomorrow’s Infrastructure Now

Northern School Projects Underway

As a result of the additional $1.1 billion investment, northern schools will receive an extra $120 million, bringing the total investment for the region to $300 million over the next two years. Funding will help support roof repairs, heating and ventilation, and modernization of electrical and plumbing systems in schools across northern Ontario.

Postsecondary Education Infrastructure

As announced in the 2016 Budget, the Province is committed to improving postsecondary infrastructure and expanding access to high-quality college and university education by investing $3 billion over the next 10 years.

Expanding Postsecondary Education

Ontario is planning to invest up to $180 million in two new university-led postsecondary sites in Brampton and Milton focused on science, technology, engineering, arts and mathematics (STEAM). The government will launch a call for proposals in January 2017. These sites will help develop Ontario’s highly skilled workforce by increasing experiential learning opportunities, helping students acquire the talent and skills for the knowledge economy, and encouraging partnerships in high-demand fields.

This plan is the second phase of Ontario’s major expansion in postsecondary infrastructure. In May 2015, Ontario announced the creation of the York University–Markham Centre campus in partnership with Seneca College.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Since the 2016 Budget, the Province has collaborated with the federal government, colleges and universities to implement the Post-Secondary Institutions Strategic Investment Fund in Ontario. This initiative will lead to shared investments of more than $1.9 billion in research, innovation and training infrastructure at Ontario postsecondary institutions (see Section C: Investing in People’s Talents and Skills in this chapter for more details). Projects benefiting from this fund include:

➤	University of Toronto — Almost $190 million to upgrade nearly half of the university’s research labs over the next two years.

➤	Algonquin College – Approximately $45 million to support the creation of the Innovation, Entrepreneurship and Learning Centre that will house a Centre of Excellence for Cyber Security, a Centre of Excellence for Energy Innovation, and flexible classroom and work space. The investment will also allow for the establishment of an Institute for Indigenous Entrepreneurship, which will support Indigenous students, alumni and community partners.

➤	Niagara College — Approximately $35 million to support construction of the new Agri-Food and Agri-Business academic facilities. The project will include research, incubation and testing space, and would support growth and productivity in the agri-food sector.

➤	Sault College — Approximately $18 million to support the development of the new Institute for Environment, Education and Entrepreneurship (iE3). The iE3 will create state-of-the-art experiential learning spaces and give students the best opportunity to thrive in a new economy.

➤	Collège Boréal – Over $10 million for the construction of a new Wellness Centre at the college’s Sudbury campus and to modernize the college’s Windsor campus, increasing energy efficiency and reducing greenhouse gas (GHG) emissions.

➤	Fanshawe College — Approximately $9 million to refresh its existing building to include a new Centre for Advanced Research and Innovation in Biotechnology.

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Section B: Building Tomorrow’s Infrastructure Now

Health and Social Infrastructure

Strengthening Ontario’s health care system gives Ontarians faster access to the right care, now and in the future. Ontario plans to invest $12 billion over the next 10 years in capital grants for health care infrastructure projects to help patients receive high-quality care. Over the next five years, 18 hospitals across Ontario will complete major renovations or rebuilds. The Province is also working with hospitals to plan 19 additional major capital projects to expand and renovate existing facilities.

Ontario also plans to invest in community health infrastructure by providing capital grants to community organizations such as Community Health Centres, Aboriginal Health Access Centres, Family Health Teams and Nurse Practitioner-Led Clinics.

Construction is underway at:

➤	William Osler Health System’s Etobicoke General Hospital — To build four new storeys and create 250,000 square feet of new space for services needed by the community, such as emergency and critical care.

➤	Hawkesbury and District General Hospital — To expand the emergency department and add an intensive care unit, a family birthing unit, and a 12-bed inpatient mental health and day program unit. The project will modernize surgical areas and consolidate services, such as specialized clinics, rehabilitation, hemodialysis and cardiology, into a new wing that will be more accessible to patients.

➤	St. Joseph’s Care Group in Thunder Bay — To accommodate a Specialized Mental Health Program. A new three-level wing is being built with approximately 66,000 square feet, and about 12,000 square feet are being renovated. The project will provide 38 specialized mental health beds, with associated programs and services being transferred from the Lakehead Psychiatric Hospital site to the St. Joseph’s Hospital site.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

➤	University of Ottawa Heart Institute Cardiac Life Support Services Redevelopment Project— An investment of $162 million will expand the facility to accommodate shifting demographics and technological advancements, and will improve access to high-quality, specialized cardiac services for residents in the Champlain Local Health Integration Network region. Construction is underway for a new tower and renovations are being made to the existing facility, totalling about 239,000 square feet, to expand cardiac catheterization, cardiac surgery, a cardiac surgery intensive care unit, cardiac imaging programs and support services.

Planning is underway for:

➤	Toronto’s Centre for Addiction and Mental Health — A major expansion that will improve access to mental health and addictions services for patients. With approximately 655,000 square feet of new space, the redevelopment will include inpatient and outpatient clinical services, research and educational facilities, and patient and family recreation and resource facilities.

➤	New Groves Memorial Community Hospital in Fergus and Centre Wellington Region — A hospital that will improve access to services for patients, with more space for emergency, ambulatory, diagnostic and inpatient services, more private inpatient rooms, and up-to-date technology and clinical resources for physicians and staff.

➤	New Health Hub in Orléans — A hub that will consolidate select services from three hospitals and four community health service providers onto one site. When complete, patients in the Orléans area will benefit from bilingual, integrated and patient-centred services closer to home including ambulatory care, mental health and wellness, geriatric support and wellness, diagnostic imaging and active rehabilitation.

The Province is also supporting the health care sector through the Health Infrastructure Renewal Fund. This year, Ontario is providing $175 million — an increase of $50 million over last year’s funding — to support crucial infrastructure projects in 135 hospitals and extend the useful life or improve the quality of their facilities.

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Supporting Social Infrastructure

The Province and federal government are partnering in a new initiative, the Social Infrastructure Fund, to provide more than $640 million in capital investments to support the repair and modernization of community infrastructure and address local service capacity and emerging needs, including approximately:

•	$337 million in new funding under the Investment in Affordable Housing for Ontario program over the next three years. Ontario is matching the federal government’s commitment to double the current funding under the program;

•	$209 million this year for energy and water efficiency retrofits and renovations in existing social housing projects;

•	$67 million over the next two years for affordable housing for seniors, such as accessibility upgrades to affordable units and new rental construction; and

•	$28 million over the next two years for the construction and renovation of shelters for victims of family violence.

In addition, Ontario’s investment of $92 million from the Green Investment Fund into social housing retrofits is already helping to improve energy efficiency and reduce GHG emissions. The Province is investing $82 million towards energy retrofits for high-rise social housing towers of 150 units or more, and a further $10 million to help improve electricity efficiency in approximately 1,300 single social housing homes, which are often found in smaller and rural communities. This investment will help lower GHG emissions by about 3,600 tonnes over a 20-year period.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Moving Ontario Forward

The government’s Moving Ontario Forward plan is supporting public transit, transportation and priority infrastructure across the province. The plan is supported by the multi-year asset optimization strategy, which includes broadening the ownership of Hydro One and unlocking the value of other Provincial assets to raise $5.7 billion over time to fund priority infrastructure projects.

Outside the Greater Toronto and Hamilton Area

Through Moving Ontario Forward, the Province is investing in initiatives outside the Greater Toronto and Hamilton Area (GTHA) that help connect regions, develop new economic opportunities and support critical infrastructure in communities.

Ontario Community Infrastructure Fund

The government is providing funding through the Ontario Community Infrastructure Fund (OCIF) to small, rural and northern municipalities to help build and repair roads, bridges and other critical infrastructure.

Ontario recently announced that it will triple OCIF funding to $300 million per year by 2018–19. The additional funding will give municipalities the opportunity to bring their total funding up to $2 million over two years to deliver critical infrastructure projects. Municipalities will also have the option to accumulate formula-based funding for up to five years to invest in larger significant infrastructure projects.

Clean Water and Wastewater Fund

Municipalities were able to apply their Ontario Community Infrastructure Fund formula grants towards projects under the new Clean Water and Wastewater Fund (CWWF). This joint initiative between the federal government and the Province will make available more than $1.1 billion from all partners in combined funding to support the rehabilitation of water treatment and distribution infrastructure, as well as wastewater and stormwater treatment systems in municipalities, First Nation communities and eligible local services boards across Ontario.

As part of the agreement with the federal government, on September 14, 2016, 41 initial projects were approved under the CWWF for federal and provincial funding.

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Small Communities Fund

Through the Small Communities Fund, the Province and federal government are each providing $272 million over 10 years for infrastructure projects in municipalities with populations of fewer than 100,000 people to support jobs and spur economic growth.

As part of this initiative, 126 projects have been approved under two intakes. This includes $90 million each from the federal and provincial governments to support the delivery of ultra-high-speed Internet in southwestern Ontario. This initiative is part of the Southwestern Integrated Fibre Technology proposal that will deliver fibre-optic coverage to more than 300 communities with a total population of 3.5 million.

Natural Gas

In fall 2016, the Province will launch the interest-free, $200 million Natural Gas Access Loan program. The program is designed to help finance the building of new natural gas infrastructure and the costs of converting to natural gas. To provide opportunities for remote communities to access affordable energy, liquefied and compressed natural gas infrastructure will also be eligible under the program. Access to natural gas can help stimulate the economy, particularly in smaller communities, by attracting new industry, making commercial transportation more affordable, benefiting agricultural producers and providing consumers with more energy choices.

Connecting Links Program

As announced in the 2016 Budget, the Province will be providing $20 million in 2016–17, growing to $30 million per year by 2018–19, to help municipalities repair roads and bridges connecting two ends of a provincial highway through a community or to a border crossing.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

In 2016–17, 23 municipalities will receive funding to improve road safety and support jobs.

TABLE 1.4 Examples of Connecting Links Projects
Municipality	Project Description
City of Cornwall	$3.0 million to rehabilitate the Canadian National Railway overpass on Brookdale Avenue on the city’s Highway 138 connecting link.
City of North Bay	$2.9 million to rehabilitate the Trout Lake Road overpass on the city’s Highway 63 connecting link.
Municipality of Chatham–Kent	$3.0 million for the reconstruction of McNaughton Avenue and Murray Street in the community of Wallaceburg.

Supporting Transit and Transportation Systems

The Province is also investing in the following transit projects:

➤	Ottawa Light Rail Transit (LRT) stage 2 — More than $1 billion investment that will add about 30 kilometres of new light rail service and 19 new stations, providing an east–west connection from Nepean via Vanier to Orléans and a southern connection to Riverside South. This investment also supports a spur to the airport and an extension to Trim Road in Orléans.

➤	Region of Waterloo transit hub — Commitment of up to $43 million to help fund the region’s proposed transit hub in downtown Kitchener. This investment will allow transit commuters to connect to GO rail and bus services, the future LRT line in Waterloo Region, VIA Rail services, and local and intercommunity bus service.

➤	GO rail service expansion to Waterloo Region — Working with Canadian National Railway to enable two-way, all-day GO rail service along the Kitchener corridor. Planning and technical analysis are underway.

➤	GO rail service expansion to Niagara Region — Working with Canadian National Railway to start consultations, planning and design work to introduce weekday GO rail service between the future Confederation GO Station in Hamilton and Niagara Region. Construction of this station is anticipated to begin in 2017, with completion planned for 2019.

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Section B: Building Tomorrow’s Infrastructure Now

Major improvements are also being made to highways and roads across the province, including:

➤	Highway 417 in Ottawa — Construction is expected to start in 2017 to widen a section of the highway from Maitland Avenue to Island Park Drive by one lane to four lanes in each direction.

➤	Highway 6 between Freelton and Guelph — Moving forward with plans for improving traffic flow. This project includes a new five-kilometre route that bypasses the community of Morriston and provides an improved connection to Highway 401 and the Hanlon Expressway in Guelph. Highway 401 will be widened from six to ten lanes and will include future high-occupancy vehicle lanes. Construction is anticipated to start in 2019.

➤	Maley Drive in Sudbury — Working with the federal government to each provide up to $26.7 million to extend the road to help reduce congestion and commute times and support economic development in the region.

➤	Ring of Fire — Continue working with First Nations and other partners to move forward with greater access to the Ring of Fire and remote First Nation communities.

Inside the Greater Toronto and Hamilton Area

New and upgraded transportation and transit infrastructure is essential to improve the quality of Ontario’s communities and build an integrated transportation network. Through Moving Ontario Forward, the Province is investing in priority transit projects inside the GTHA.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Regional Express Rail

GO Regional Express Rail (RER) is one of the largest infrastructure projects in North America. It will provide two-way, all-day service with 15-minute frequencies in both directions during weekdays, evenings and weekends, with electrification in core areas along five of the seven GO rail corridors.

Ontario is moving forward with implementation of GO RER. For example:

➤	Between July and September 2016, more than 45 public meetings and stakeholder briefings were held to inform communities about integrated transit planning and receive public feedback on key transit initiatives; and

➤	Procurement for infrastructure work on the Barrie, Stouffville, Lakeshore East, Lakeshore West and Kitchener rail corridors is underway. This includes station upgrades, grade separations and track work along these corridors.

As a first step to phasing in GO RER and service enhancements across the GO network, Metrolinx continues to implement network-wide GO rail service improvements. Effective September 2016, Metrolinx added:

➤	Two new GO train trips during the morning/afternoon commute along the Milton GO corridor, between Milton GO Station and Union Station in Toronto; and

➤	Four extended weekday GO train trips during the morning/afternoon commute along the Kitchener GO corridor, serving Kitchener, Guelph and Acton.

With these improvements and other provincial enhancements, GO rail service across the network will increase by approximately 50 per cent over 2014–15 levels by 2020.

SmartTrack

The GO Transit system, strengthened by the Province’s investments in GO Regional Express Rail (RER), will provide the backbone for a regional network. This network will also be the foundation for the SmartTrack proposal in the City of Toronto. The Province continues to work closely with the City of Toronto to move forward with an integrated GO RER/SmartTrack concept.

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Other Transit Projects

➤	Metrolinx’s “The Big Move” priority projects — Initiatives recently announced include an investment of more than $200 million to support the planning and design work for transit projects included in Metrolinx’s regional transportation plan, including the Yonge North Subway Extension, Relief Line and Durham–Scarborough Bus Rapid Transit.

➤	Hurontario LRT — The Province launched the procurement process for this project with the release of a request for qualifications in October. The scope of the project includes 22 stops over 20 kilometres of dedicated rapid transit between Port Credit GO Station in Mississauga and Gateway Terminal at Steeles Avenue in Brampton, with connections to GO rail and local bus services.

➤	Hamilton LRT — The Province is investing up to $1 billion towards the capital construction costs to build a new LRT line in Hamilton.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Ongoing Investments in Transportation

In addition to the Moving Ontario Forward plan, the Province is continuing to invest in transportation infrastructure to help move people and goods and support a competitive economy.

TABLE 1.5 Highlights of Projects Underway
Type	Project Description

Highway 69 — Expansion continues between Sudbury and Parry Sound. A new section of four-lane highway opened in summer 2016.

Highway 407 East Phase 1 — Opened in June to traffic from Brock Road in Pickering to Harmony Road in Oshawa.
Construction is underway on Phase 2 of this project, which will extend Highway 407 from Harmony Road to Highway
35/115 in Clarington.

High-Occupancy Toll Lanes — Opened in September on 16.5 kilometres of the Queen Elizabeth Way from Trafalgar
Road in Oakville to Guelph Line in Burlington.

Eglinton Crosstown LRT — The 10-kilometre underground tunnelling is now complete and preparatory demolition and construction work for stations is underway. This LRT will have 25 stations and stops along Eglinton Avenue between Weston Road and Kennedy Station, and will link to 54 bus routes, three TTC interchange subway stations and GO Transit.

ION Stage 1 in Waterloo — The Province has committed up to $300 million to support ION, the Region of Waterloo’s
36-kilometre rapid transit project. Construction of the adapted Bus Rapid Transit component, linking Cambridge to
Kitchener, is complete and has opened for service. Construction of the LRT portion of the project connecting Waterloo to Kitchener is well underway.

GO Train from Oshawa to Bowmanville — Working with Canadian Pacific Railway to extend the GO train network by nearly 20 kilometres.

Polar Bear Express — The Province is investing $17 million to modernize and upgrade the year-round rail service connecting Cochrane to Moosonee and the James Bay Coast.

Expanded GO Bus Service — In September 2016, Metrolinx introduced improvements between:
	➤	Downtown Brantford and Aldershot GO Station, with various stops along the way; and
	➤	Cambridge and the Milton GO Station, providing timed connections with GO train service.

Adding GO Bus Bypass Shoulders on Highway 401 — Eastbound between Regional Road 25 in Milton and the
Highway 401/407 interchange.

GO Parking — In July, more than 220 new parking spaces opened at the Mount Pleasant GO Station in Brampton. In fall 2016, construction begins in Mississauga to add more than 250 parking spaces at the Streetsville GO station.

#CycleON Initiative — The Province established the $10 million Ontario Municipal Cycling Infrastructure Program to help municipalities build and improve cycling infrastructure. Thirty-seven projects in various municipalities were approved for funding.

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Section B: Building Tomorrow’s Infrastructure Now

Union Pearson Express (UP Express)

In March 2016, to attract new riders, Metrolinx introduced a new fare for UP Express, dropping the price from $19 to $9 with a PRESTO card for a one-way fare between Union Station and Toronto Pearson International Airport. Since the introduction of the new fare structure, UP Express ridership has more than tripled, with average daily ridership at 7,600 and weekday ridership even higher.

Securing a Clean Energy Future

Enhancing a safe, clean, reliable and affordable electricity system is part of the government’s economic plan to build Ontario up.

Investments in Electricity Infrastructure

Since 2003, significant investments have been made in the province’s electricity system, including more than $35 billion in cleaner generation, as well as other critical infrastructure upgrades. Ontarians are now benefiting from a cleaner and more reliable system, which helps to avoid costly power outages while creating health and environmental benefits. As the first place in North America to end its use of polluting coal power, smog days have gone from a regular occurrence in the province to a rarity, and GHG emissions from the electricity sector have been reduced by 80 per cent since 2005.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Darlington Refurbishment Project

Ontario Power Generation (OPG) has commenced refurbishment of the first of four units at its Darlington Nuclear Generating Station. The project’s $12.8 billion budget is about $1.2 billion lower than initially projected. The refurbishment project will span 10 years and will secure 3,500 megawatts (MW) of affordable, reliable, emissions-free power. A Conference Board of Canada study has estimated that refurbishment and continued operation of Darlington up to 2055 will contribute about $90 billion to Ontario’s gross domestic product and that the continued operations of Darlington will increase employment by an estimated average of 14,200 jobs annually, including 2,300 to 2,600 jobs onsite.1

Ensuring Continued Emissions-Free Nuclear Power

According to “Greenhouse Gas Emissions Associated with Various Methods of Power Generation in Ontario,” a report prepared by Intrinsik Environmental Sciences, extending the life of the Darlington Nuclear Generating Station will reduce greenhouse gas emissions by almost 300 megatonnes (Mt), or about 9.6 Mt per year. This would be equivalent to removing approximately two million cars from Ontario’s roads per year.

Feed-In Tariff Program

Building on the success of the Feed-In Tariff (FIT) program, in June, the Independent Electricity System Operator (IESO) offered 936 renewable energy contracts, totalling 241 MW of power. Since the FIT and microFIT programs were introduced in 2009, Ontario has continued to reduce costs through annual price reviews, saving ratepayers at least $1.9 billion.

[1]	Prince Owusu, Sabrina Bond and Pedro Antunes, “Continued Operation of Darlington Station: An Impact Analysis on Ontario’s Economy,” (Ottawa: The Conference Board of Canada, 2016).

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Section B: Building Tomorrow’s Infrastructure Now

Ontario–Quebec Agreement

On October 21, Ontario and Quebec announced that they had finalized an agreement for trading electricity, energy capacity and energy storage. Starting in December 2016 and ending in 2023, the agreement will create opportunities for both provinces to more effectively use each other’s energy resources, reduce electricity-sector GHG emissions, and deliver value for electricity ratepayers.

Under the agreement, Ontario will reduce electricity system costs for consumers by an estimated $70 million from previous forecasts by importing up to two terawatt hours annually of clean hydroelectric power from Quebec at targeted times when natural gas would otherwise be used. This will reduce electricity-sector GHG emissions by approximately one million tonnes per year.

The agreement with Quebec will allow Ontario to make better use of its intermittent renewable resources by allowing the storage of electricity in Quebec’s hydroelectric reservoirs in off-peak hours, with energy returned to Ontario in peak hours, reducing the amount of natural gas generation in Ontario.

The agreement confirms the close cooperation that exists between Ontario and Quebec on electricity trade and combating climate change.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Long-Term Energy Plan

Strategic and flexible long-term planning of the electricity system is required to ensure Ontarians have the power they need now and in the future.

In preparation for the next Long-Term Energy Plan (LTEP), in September, the IESO issued the Ontario Planning Outlook (OPO), which provides an objective baseline of electricity demand and supply outlooks and includes a 10-year review (2005–15) and a 20-year outlook (2016–35) for Ontario’s electricity system.

The OPO incorporates the GHG-reduction initiatives in Ontario’s Climate Change Action Plan (CCAP), up to 2020. The next LTEP is under development and, when completed, will support many of the CCAP’s goals and targets.

The OPO found that Ontario’s electricity system is well positioned to continue to meet provincial needs.

➤	Coal-fired generating plants have been retired and replaced with wind, solar, bioenergy, waterpower, refurbished nuclear and natural gas–fired resources;

➤	Non–fossil-fuel sources now generate approximately 90 per cent of the electricity in Ontario;

➤	Renewable energy comprises 40 per cent of Ontario’s generating capacity and generates approximately one-third of the electricity; and

➤	Nuclear generators account for one-third of Ontario’s generating capacity and produce nearly 60 per cent of Ontario’s electricity.

Following the release of the OPO, the government announced in September the suspension of the second round of the Large Renewable Procurement (LRP II) process and the Energy-from-Waste Standard Offer Program. This decision is expected to save up to $3.8 billion in system costs, relative to previous forecasts. The typical residential electricity consumer would also save an average of approximately $2.45 on their monthly bill.

The OPO will inform the government’s formal consultations with the sector and the development of the next LTEP. The consultation process began in October, with the next LTEP expected to be released in the first half of 2017.

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Progress on Asset Optimization

The Province continues to make significant progress on its multi-year asset optimization strategy. The government remains on track to generate $5.7 billion over time to help fund further investments in public transit, transportation and other priority infrastructure under Moving Ontario Forward.

Broadening Hydro One Ownership

The Province is continuing to move forward with its plan to broaden Hydro One ownership. Ontario successfully completed a secondary offering of 14 per cent of common shares in April and raised approximately $2.0 billion in total gross proceeds. The Province now holds approximately 70 per cent of Hydro One common shares and will reduce its stake to 40 per cent over time. The government has achieved benefits for Ontarians through a staged approach that yielded 15 per cent more value per share in the April secondary offering compared to the initial public offering in November 2015.

By broadening Hydro One ownership, the Province expects to generate $4 billion in net revenue gains that, through the Trillium Trust, will be reinvested in infrastructure under Moving Ontario Forward, and $5 billion to reduce debt.

Hydro One Brampton Merger

The proposed merger of Hydro One Brampton with Enersource, Horizon Utilities and PowerStream is now being reviewed by the Ontario Energy Board for regulatory approval. If approved, the transaction will create the second largest electricity distributor in Ontario and allow for more efficient services and the continued provision of safe, reliable electricity.

Realizing Value from Ontario’s Real Estate Assets to Reinvest into Infrastructure

The Province successfully completed the sale of the Liquor Control Board of Ontario (LCBO) head office lands in June, through an open and competitive procurement process, raising $246 million in net proceeds.

The Province is also moving forward with its plans to unlock value from other real estate assets: OPG’s head office building and the Seaton and Lakeview lands.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Trillium Trust Update

In August, the government dedicated $3.2 billion in net revenue gains to the Trillium Trust from the sale of Hydro One shares in 2015. In October, the Province credited to the Trillium Trust $246 million in net revenue gains from the sale of the LCBO head office lands.

The government previously credited $1.35 billion in net proceeds from the sale of the Province’s shares in General Motors, bringing the total balance of the Trillium Trust to more than $4.75 billion.

The government will also move forward with a regulation to credit the Trillium Trust with the net revenue gains from the secondary offering of Hydro One shares.

As stated in the 2016 Budget, the government plans to begin drawing down on the balance in the Trillium Trust to support the largest investment in public infrastructure in Ontario’s history. Based on planned expenditures, in 2016–17 the Trillium Trust would help support initiatives such as GO RER, Hurontario LRT and the OCIF.

Beverage Alcohol Modernization

On October 28, 2016, the government delivered on its commitment to introduce the sale of wine alongside beer and cider in up to 70 grocery stores. Eventually, up to 450 grocery stores will be authorized to sell beer and cider and, of these, up to 300 may also sell wine. These improvements will provide consumers with added convenience and choice.

The Province has also taken steps to allow up to 70 existing private winery retail stores that operate just outside grocery store checkouts to operate inside the shopping area. These wine boutiques will provide enhanced consumer convenience in these stores.

In July, LCBO.com launched its new e-commerce platform, featuring almost 5,000 products from across Canada and abroad — more products than can be found in any LCBO store. This platform has expanded consumer choice and convenience and will be further expanded to even more products that can be delivered to a customer’s local store or shipped to their door.

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To make everyday life easier, the government will be eliminating the fee charged by the LCBO for the purchase of beverage alcohol under a Special Occasion Permit. The elimination of the fee would reduce the burden and cost for individuals hosting private events, small businesses, charities and other special event organizers.

Growing Small Producers Key initiatives include:
•	Grocery stores shelf space requirements for small beer, wine and cider producers;

•	Cideries and fruit wineries permitted to sell their products at farmers’ markets;

•	Moving forward with legislation to allow spirits producers to use some of their products for promotional purposes tax-free; and

•	Working with industry on the Premier’s Advisory Council’s recommendations to consider ways to support small cider producers and small spirits producers to scale up.

The government is committed to the safe and responsible consumption of alcohol, and continues to ensure that reforms to beverage alcohol retailing and distribution align with the Province’s social responsibility goals and priorities.

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Section C: Investing in People’s Talents and Skills

Section C:	Investing in People’s Talents and Skills

Ontario’s highly educated workforce has long been one of the province’s greatest strengths. To prepare workers for the economy of the future, investments in education and training are critical. By providing Ontarians with the right opportunities and supports, the government is helping more people participate in, and meet the demands of, an evolving knowledge economy. Significant investments in child care and early-years programs are getting more children off to a positive start in their education and making life easier by providing working families with quality, affordable care. A new approach to student financial assistance will make college and university more accessible, with tens of thousands of postsecondary students benefiting from free tuition. An overarching Highly Skilled Workforce Strategy will ensure Ontarians are well positioned to thrive and compete.

2016 Budget: Jobs for Today and Tomorrow

The 2016 Budget announced Ontario’s commitments to move towards an accessible, high-quality child care system, making college or university even more attainable and affordable, and further improving Ontario’s education and skills training system.

Commitments in the 2016 Budget included:

➤	Taking steps to modernize the legislative and regulatory framework for child care including strengthening oversight of the unlicensed child care sector and increasing capacity in the licensed child care sector;

➤	Creating a single major upfront grant — the Ontario Student Grant — to make the average cost of tuition free for students with financial need from families with incomes of $50,000 or less, and making tuition more affordable for middle-income families;

➤	Continuing to modernize and transform employment and training programs and services, as well as implementing the renewed Ontario Youth Jobs Strategy; and

➤	Building a high-quality apprenticeship system that protects public and workplace safety and ensures skilled tradespeople are ready to meet labour market demands.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Making Progress

Preschool, Primary and Secondary Education

Child Care and Early Years

Since the 2016 Budget, Ontario has introduced regulations to end fees for child care waitlists to improve the accessibility of child care and make life easier for families. The ban took effect on September 1, 2016, and prevents licensed child care centres and home child care agencies from charging fees or requiring deposits to join child care waitlists.

To meet the demands of a growing and changing province within the next five years, starting in 2017, the government will help create another 100,000 licensed spaces for infants, toddlers and preschoolers. This will double the current capacity for those age groups. Children up to age four will benefit from this mixed approach of school-based, community-based and home-based expansion, which will also help more working families find quality, affordable care. See Section B: Building Tomorrow’s Infrastructure Now in this chapter for more details.

The Province will also work with federal, provincial and territorial partners on a pan-Canadian Early Years and Child Care Framework.

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Section C: Investing in People’s Talents and Skills

Truth and Reconciliation Commission Calls to Action Responses

In response to the recommendations of the Truth and Reconciliation Commission of Canada, the government is working with Indigenous partners, on- and off-reserve, on a broader child care and early-years strategy for Indigenous communities in Ontario.

The government will also expand five existing child and family programs on-reserve in the following communities:

➤	M’Chigeeng First Nation;

➤	Nibinamik First Nation;

➤	Six Nations of the Grand River;

➤	Walpole Island First Nation; and

➤	Wikwemikong Unceded Indian Reserve.

Ontario will continue to work with Indigenous partners to help increase the number of off-reserve licensed child care spaces and culturally relevant programming for children and families.

Primary and Secondary Education

Math skills and knowledge are critical components of success. Through activities that are practical and relevant to their lives, students develop mathematical understanding, problem-solving skills and related technological skills that they can apply in their daily lives and, eventually, in the workplace. Ontario is providing various resources both inside and outside the classroom to help more students improve their math scores. A number of investments will support students and parents, including:

➤	Investing more than $60 million to implement a renewed math strategy, starting in the 2016–17 school year;

➤	Requiring teachers in Grades 1 to 8 to spend 60 minutes each day on effective math instruction; and

➤	Supporting Homework Help, which provides students in Grades 7 to 10 with free, real-time math tutoring by certified Ontario teachers in all English-language school boards. SOS Devoirs is a similar service for francophone students in Grades 1 to 12.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

In addition, Ontario will work with Indigenous partners to ensure the education curriculum provides mandatory content that includes First Nation, Métis and Inuit histories, cultures, perspectives and ways of knowing, as well as the legacy of colonialism, treaties and residential schools.

Postsecondary Education

Making Tuition More Affordable

Ontario is continuing to make postsecondary education attainable for all who qualify, regardless of family income.

The government is transforming student financial assistance. This includes the introduction of the Ontario Student Grant, starting in the 2017–18 school year, which will make average tuition free for over 150,000 postsecondary students. It will also make student assistance more generous for students from middle-income families. For instance, over 50,000 students from families earning more than $50,000 in annual income will receive increased grants.

The Province will also:

➤	Expand financial support for mature and married students;

➤	Raise the Ontario weekly assistance maximum levels for individuals and married and sole-support parents; and

➤	Increase access to interest-free and low-cost loans for middle- and upper-income families.

Overall, about 250,000 students will have less debt than they would have under the current system, and the maximum Ontario Student Assistance Program (OSAP) debt level will be capped at $10,000 annually for higher-income families.

Ontario consulted with stakeholders, including postsecondary institutions and student groups, on the transformation of OSAP and the implementation of net tuition, and will continue to engage with Indigenous communities and stakeholders on student financial assistance reforms.

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The government is also focused on better serving students and improving their interactions with OSAP. Starting in fall 2017, students will be able to apply to colleges and universities and OSAP at the same time through an integrated application process. In early 2018, when students receive their offers of admission, they will also receive a net tuition estimate — meaning they will see their out-of-pocket costs after government and institutional assistance is taken into account — to help students budget and plan for their education costs.

In addition to the OSAP changes, the government will continue to focus on initiatives designed to reduce non-financial barriers for groups with lower postsecondary participation, including low-income students, mature students and students with disabilities.

Strengthening the Postsecondary Education System

The government is continuing to focus on student success and quality outcomes in postsecondary education as the core of its transformation agenda for the sector. This will ensure that Ontario’s colleges and universities continue to provide the best learning outcomes for students who strive to seize the opportunities offered by the knowledge-driven economy.

The Province continues to work closely with its postsecondary partners to design new formulas to fund colleges and universities that will ensure continued student success, support differentiation based on institutional strengths and improve sustainability. Following university funding formula consultations in 2015, the government completed consultations on college funding modernization in summer 2016.

To ensure sustainability and formally recognize Aboriginal institutes, the Province is developing a standalone policy for Aboriginal postsecondary education and training institutes. This approach will strengthen Indigenous learners’ access to and improve success in postsecondary education and training. As part of its collaborative approach in developing this policy, the government will engage with Aboriginal institutes, Indigenous organizations, postsecondary-education sector stakeholders and other partners.

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Chapter I: Creating Jobs and Building Prosperity for Everyone

Ontario is moving forward on its plan to increase access to French-language postsecondary education for Ontario students. In September 2016, the government appointed a Chair for a planning board, which will be exploring options for a French-language university in central and southwestern Ontario.

Employment and Skills Training

The renewed Ontario Youth Jobs Strategy, announced in the 2015 Budget, committed to helping up to 150,000 youth with employment and skills development opportunities. As part of this strategy, Ontario is providing more comprehensive and targeted employment programs and services. In April, Ontario launched:

➤	Youth Job Link to help young people aged 15 to 29 plan their careers, prepare for the labour market and connect to job opportunities; and

➤	The summer component of Youth Job Connection to provide summer, part-time and after-school job opportunities to high school students aged 15 to 18 who face challenging life circumstances and may need support in transitioning between school and work.

As part of the transformation of employment and training services, the government will test and evaluate emerging program models. The Province will launch SkillsAdvance Ontario in fall 2016, a sector-focused pilot to provide employers with access to job-ready, skilled workers and to offer job seekers sector-focused employment and training services.

The government is investing $3.4 million over two years in the Ontario Bridge Training program to help internationally trained new Ontarians find jobs that match their skills and experience through 11 new bridge training projects. The program helps more than 6,000 newcomers every year with training and support to become registered to work in regulated professions and other high-skilled jobs. It also works with employers to develop resources to help them hire, retain and integrate internationally trained immigrants into the workplace.

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Skilled trades play a central role in the Ontario economy. The government created the College of Trades to promote the skilled trades and support high-quality apprenticeship and training programs. The government will introduce amendments to the Ontario College of Trades and Apprenticeship Act, 2009, to strengthen the College of Trades, ensure its sustainability, and increase the effectiveness of its regulatory, enforcement and administrative functions, while giving the skilled trades sector a direct role in its future.

Highly Skilled Workforce Strategy

In June 2016, the government received and accepted the final report of the Premier’s Highly Skilled Workforce Expert Panel, which made recommendations to help the province’s workforce adapt to the demands of a knowledge economy. In response, the Province and its partners are implementing an integrated Highly Skilled Workforce Strategy to bridge education, training and skills development with the demands of an evolving economy.

Ontario’s strategy is focused on making progress on several priority areas, including:

➤	Improving labour market information for students, job seekers, workers and employers;

➤	Expanding experiential learning opportunities across the education system;

➤	Increasing students’ exposure to multiple career pathways, including options such as the arts, science, technology and engineering, entrepreneurship and apprenticeship;

➤	Developing a seamless, learner-focused Adult Education System;

➤	Investing in workers’ skills through employer-driven workplace training; and

➤	Developing skills and competencies needed in the workplace, such as problem-solving, teamwork, entrepreneurship and industry-specific skills.

As part of this work, the Province and its partners will develop projects to help people gain the skills they need to find and keep jobs, and ensure Ontario retains the competitive advantage of having a workforce with the skills that employers want and need.

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To implement the recommendations of the Premier’s Highly Skilled Workforce Expert Panel, the government will establish a new Planning and Partnership Table in fall 2016, bringing together employers, educators, labour, government experts and others to guide its strategy, initiatives and projects.

Ontario is entering the next phase of the Labour Market Information Strategy, which will support the implementation of the expert panel’s recommendations to improve the development and delivery of career and labour market information. The government plans to establish a Workforce Planning and Development Office to explore ways to collect better data faster and develop easy-to-use online resources for students, families, employers and organizations.

Labour market agreements between Ontario and Canada support an array of skills training and employment programs for Ontarians. The Province continues to work closely with the federal government to ensure that renewed agreements are better able to meet the training needs of Ontarians. For more information, see Chapter IV: Together Towards a Stronger Ontario and a Stronger Canada.

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Section D: Strengthening Retirement Security

Section D:	Strengthening Retirement Security

With two-thirds of Ontario workers not participating in workplace pension plans and many families worried about how they will maintain their standard of living in retirement, the Province has been taking action. Ontario’s leadership on the national stage helped to facilitate a historic agreement to enhance the Canada Pension Plan in a way that will significantly improve retirement security for future generations. This enhancement is just one component of the Province’s strategy to support Ontarians in retirement. The government is also working to ensure that workplace pension plans are strong and new opportunities for savings are available. The strengthening and modernization of the legislative and regulatory framework for workplace pension plans are underway, with a focus on developing a new framework for target benefit multi-employer pension plans and conducting a review of the solvency funding framework for defined benefit pension plans.

The government is committed to ensuring that Ontarians have the tools and resources they need to lead healthy and meaningful lives at all stages, including their retirement years.

Ontarians can take pride in their retirement income security system. The combination of government programs — such as Old Age Security, the Guaranteed Income Supplement and the Canada Pension Plan (CPP) — as well as workplace pension plans and individual savings vehicles, such as registered retirement savings plans, helps Ontarians live with dignity in retirement.

However, the realities of a changing economy present challenges for future retirement security and are already making it increasingly difficult for many to save enough for retirement. Analysis conducted jointly by the federal, provincial and territorial governments found that, without further action, 24 per cent of Canadian families will not have sufficient savings to maintain their standard of living in retirement.1

[1]	Department of Finance Canada, “Backgrounder: Canada Pension Plan (CPP) Enhancement,” (2016), http://www.fin.gc.ca/n16/data/16-113_3-eng.asp.

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A number of factors are contributing to this situation.

➤	Workplace pension plan coverage has declined. About two decades ago, 58 per cent of Ontario workers did not participate in a workplace pension plan. Today, this has increased to two-thirds, and the situation is worse among younger workers aged 25 to 34, three-quarters of whom do not participate in a workplace pension plan.

➤	People are living longer, which means that younger Ontarians will need to save more to have sufficient savings to maintain their standard of living throughout retirement.

➤	Low interest rates will make it more difficult for younger Ontarians to achieve, through individual savings, the level of consistent investment returns required to provide for a secure retirement income.

To address these complex challenges, the Province has adopted, and made significant progress on, a multi-pronged strategy that includes:

➤	Working with the federal government and the other provinces and territories to enhance the CPP;

➤	Strengthening and modernizing workplace pensions;

➤	Establishing new opportunities for workplace savings; and

➤	Improving consumer protection for individual investors, as detailed in Section A: Fostering a More Innovative and Dynamic Business Environment in this chapter.

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Agreement on a Canada Pension Plan Enhancement

Ontario is proud of its central role in achieving a historic agreement among federal, provincial and territorial governments to enhance the CPP.

The CPP has remained largely unchanged for decades.

National discussions about how to enhance the CPP had stalled until 2013, when Premier Kathleen Wynne, as chair of the Council of the Federation, reinvigorated the national conversation. Later that year, tasked by the council to advance work on a CPP enhancement, Ontario Finance Minister Charles Sousa chaired a meeting of his provincial and territorial counterparts that resulted in an agreement on a set of objectives that would underlie a CPP enhancement.

Despite this consensus among provinces and territories to continue the discussions, hopes for a national solution were defeated in December 2013, when the federal government of the day unilaterally shut down discussions.

Faced with an impasse at the national level, Ontario was not prepared to defer taking action.

That is why the Province stepped up to address the retirement savings challenge by announcing in the 2014 Ontario Budget the introduction of a first-of-its-kind provincial pension plan — the Ontario Retirement Pension Plan (ORPP).

Over the next two years, Ontario worked intensively to develop the ORPP and prepare for its implementation, starting in 2018. These steps included:

➤	Passing legislation on the design, funding and governance of the ORPP, including the creation of the ORPP Administration Corporation (ORPPAC), responsible for administering the plan;

➤	Undertaking extensive consultations with business, industry groups, pension experts and communities on key design features of the ORPP; and

➤	Preparing to put in place the administrative systems needed to ensure that the ORPP would begin collecting contributions, starting in 2018.

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At the same time, the Province maintained that an enhancement to the CPP remained its priority and preferred approach.

Ontario’s work in advocating for an improvement to the CPP and in moving forward with the ORPP ensured that CPP enhancement remained on the national agenda. In fall 2015, the new federal government restarted national discussions. The knowledge and analysis Ontario gained from developing the ORPP were invaluable in facilitating an agreement in less than a year.

Without Ontario’s leadership and commitment in addressing the retirement income security needs of future generations, this national agreement would not have been possible. The agreement reflects many of the same principles and features as the ORPP and will significantly improve the future retirement security of hardworking Ontarians by:

➤	Providing a meaningful increase in future retirement income that is predictable, paid for life and fully indexed to inflation (see Chart 1.4);

➤	Ensuring that workers experiencing temporary periods of low earnings and those engaged in part-time employment and multiple jobs would benefit;

➤	Having a timely start date of January 1, 2019, with a seven-year phase-in period to allow businesses time to adapt to increased contributions; and

➤	Protecting low-income workers through an enhancement to the Working Income Tax Benefit.

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CHART 1.4	Illustrations of Maximum Annual Benefit

Notes: CPP and CPP enhancement benefit levels assume at least 40 years of contributions on steady career earnings (before tax)

and that benefit collection begins at age 65. All figures are rounded and expressed in 2016 dollars.

Having successfully achieved Ontario’s preferred approach to address the retirement savings challenge, the Province is proposing to repeal the ORPP-related legislation.

Ontario looks forward to continuing to work with governments across the country on the next steps needed to implement the agreement to enhance the CPP.

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Strengthening and Modernizing Workplace Pension Plans

While the CPP enhancement represents an important step forward in retirement income security, workplace pension plans remain an integral part of Ontario’s retirement income system. Ontario will continue to strengthen and modernize the legislative and regulatory framework for workplace pension plans to ensure Ontarians have a robust foundation that supports their retirement savings goals.

Strengthening and modernizing workplace pension plans include wide-ranging initiatives, such as the review of the current solvency funding framework for defined benefit (DB) plans; reforms to encourage innovative and flexible retirement savings tools; and policy development and necessary regulations to allow the payment of variable benefits directly from defined contribution (DC) plans. Given the expansion of the DC market, Ontario will also consider the strengths and weaknesses of the existing DC policy and legislative framework.

In addition, Ontario is taking steps to strengthen the oversight of workplace pension plans. Amendments to the Pension Benefits Act have been introduced that would provide the Superintendent of Financial Services with the authority to levy financial penalties, known as administrative monetary penalties, in the pensions sector. The government has also passed regulations that would make it easier for plan beneficiaries to establish pension advisory committees, starting in 2017.

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Solvency Funding Review

In recent years, low long-term interest rates have placed funding pressures on pension plan sponsors of single-employer DB pension plans. To assist sponsors in these challenging circumstances, the 2015 Ontario Economic Outlook and Fiscal Review announced the government’s intention to review the current solvency funding framework. The 2016 Ontario Budget announced further details of the review.

The goal of the review is to develop a balanced set of solvency funding reforms that would focus on plan sustainability, affordability and benefit security, taking into account the interests of all pension stakeholders while encouraging sponsors to maintain their DB pension plans. Since initiating the review in fall 2015, the government has engaged in significant consultations with stakeholders. The consultation process has sought feedback through a number of approaches, as well as across all stakeholder groups — including sponsors, unions, members and retirees in both the private and broader public sectors.

Since the 2016 Budget, a stakeholder reference group has been established to ensure that any reforms to the existing framework are informed by a broad range of opinions. Through this group and with the leadership of David Marshall, former president and CEO of the Workplace Safety and Insurance Board (WSIB), roundtable discussions were held with a variety of stakeholder groups in spring and fall 2016. Consultations have also taken place with various professional associations and experts.

In July 2016, the government released a consultation paper seeking written feedback from all interested parties on how best to revise the funding framework for DB pension plans in Ontario. Over 90 submissions were received from individuals and stakeholder groups.

The government will continue to consult with affected stakeholder groups throughout the review of the current framework and in the development of any reforms.

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Investment Management Corporation of Ontario

The Investment Management Corporation of Ontario (IMCO) is a non-share capital corporation that will provide investment management services to broader public-sector organizations that choose to become members. The IMCO is intended to deliver enhanced risk-adjusted returns to members by providing greater investment economies of scale and facilitating enhanced access to investment opportunities and world-class expertise.

On July 1, 2016, the Province established the IMCO by proclaiming the Investment Management Corporation of Ontario Act, 2015, into force.

In addition, the government appointed the initial members of the IMCO: the Ontario Pension Board (OPB) and the WSIB. With combined investment assets of approximately $50 billion, these two institutions provide the scale to ensure IMCO’s success.

The initial board has been appointed and will be preparing the IMCO for operations beginning in spring 2017.

New Opportunities for Workplace Savings

Target Benefit Multi-Employer Pension Plans

Target benefit pension plans combine features of DB pension plans and DC pension plans. While they “target” a specific benefit level funded by fixed contributions, accrued benefits may be reduced to address funding shortfalls. Many current multi-employer pension plans (MEPPs) share these characteristics. Ontario is developing a framework that will replace the time-limited funding regulations in place for certain MEPPs, known as specified Ontario multi-employer pension plans (SOMEPPs).

In summer 2015, Ontario released a consultation paper seeking input from affected stakeholders on a proposed regulatory framework for target benefit MEPPs, including a permanent exemption from solvency funding requirements. The paper relied on the current regulations for SOMEPPs as the basis for the proposed target benefit MEPP framework. The paper also explored issues surrounding the feasibility of a framework for target benefit MEPPs outside a unionized environment.

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While submissions were supportive of a new framework, including a solvency funding exemption, some concerns were raised that certain MEPPs may face challenges transitioning to a new framework and implementing changes in funding rules.

The government remains committed to implementing a framework for target benefit MEPPs based on the SOMEPP regulations, as well as considering how a framework could be applied outside a unionized environment. The Province will continue to engage with affected stakeholders. It will also consider how a new target benefit MEPP framework would align with any changes to the solvency funding framework for DB plans before finalizing a new approach. Any new target benefit MEPP framework would provide a transition period to allow sufficient time for plans to adjust to the new regime.

Pooled Registered Pension Plans

Pooled registered pension plans (PRPPs) are an innovative savings tool intended to be low cost (achieved through a simple design and economies of scale), professionally managed, and portable from one workplace to another.

The government has long been committed to introducing PRPPs as a means of further strengthening Ontario’s retirement income system by providing employees and the self-employed with an additional voluntary tax-assisted savings tool to help increase retirement savings. On November 8, 2016, the Pooled Registered Pension Plans Act, 2015, was proclaimed into force, fulfilling the 2014 Budget commitment to introduce a PRPP framework that is broadly consistent with the model introduced by the federal government and that of other jurisdictions.

Ontario supports a harmonized framework for multijurisdictional PRPPs. In June 2016, a multilateral agreement was entered into by jurisdictions with PRPP legislation in force to harmonize the administration and supervision of PRPPs across various jurisdictions. It is anticipated that Ontario will sign on to the agreement and the government is actively working with the signatories to do so at the earliest opportunity. Once the agreement is in effect in Ontario, PRPPs can be made available in the province.

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Section E: Towards a Fair Society

Section E:	Towards a Fair Society

Changing economic and social realities are affecting how Ontarians work, live and conduct business. To ensure every Ontarian has the opportunity to thrive, the Province is taking action on a number of fronts. This approach includes providing electricity bill relief, improving housing affordability, promoting equity in the workplace, taking steps to ensure more stable and secure incomes and expanding protection for consumers. Supporting Indigenous peoples, reconciling relationships and focusing on community inclusion are also critical components to building a fair society.

2016 Budget: Jobs for Today and Tomorrow

The 2016 Budget committed to:

➤	Providing housing subsidies and benefits to additional households, including support for the construction of up to 1,500 new supportive housing units over the long term;

➤	Investing in a new Ontario Autism Program so that more children and youth receive critical interventions sooner;

➤	Designing a Basic Income Pilot to test whether a basic income would provide more consistent and predictable income support in the context of today’s labour market; and

➤	Working with Ontario’s Indigenous partners on policies and programs to respond to the Truth and Reconciliation Commission of Canada report.

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Making Progress

Electricity Price Relief to Reduce the Cost of Everyday Living

A key element of the Province’s vision for a fair society is helping Ontarians make ends meet and making everyday life more affordable.

Ontario is taking action to provide electricity bill relief for five million families, farms and small businesses.

These measures are in addition to removing the debt retirement charge for residential consumers, as of January 1, 2016, saving a typical user about $70 each year, as well as existing programs such as the Ontario Electricity Support Program (OESP), which is helping about 150,000 individuals and families. The OESP provides up to $50 in monthly credits directly on the bills of eligible low-income electricity consumers, and up to $75 for those with unique electricity requirements, such as:

➤	Low-income consumers whose homes are electrically heated;

➤	Those who rely on certain medical devices; and

➤	Eligible First Nation and Métis households.

Conservation programs are also available to Ontarians to help them save on electricity costs and increase energy efficiency.

Eight Per Cent Provincial Rebate for Electricity Consumers

The government will provide a rebate on electricity costs equal to the provincial portion of the Harmonized Sales Tax (HST) to eligible residential, small business and farm consumers beginning January 1, 2017. This will result in estimated savings of about $11 per month, or about $130 a year, for a typical Ontario residential consumer.

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Expanding the Rural or Remote Electricity Rate Protection Program

In recognition of the unique and special circumstances associated with the electricity cost-of-service for rural ratepayers, the existing Rural or Remote Electricity Rate Protection (RRRP) program will be significantly enhanced to provide even more on-bill savings for Ontario’s eligible rural customers.

Ontario will increase funding to help 330,000 eligible rural customers, which, combined with the eight per cent provincial rebate, will result in electricity relief for eligible RRRP customers of approximately $45 per month or $540 per year.

Housing Affordability

A healthy, stable housing market is vitally important to Ontario. For many Ontarians, home ownership is a key determinant of long-term financial security, and the government is committed to supporting an affordable and stable housing market.

Housing Market

Ontario’s robust housing sector is becoming an increasingly important economic driver. Residential investment as a share of gross domestic product increased from 4.8 per cent in 2000 to 7.9 per cent in 2015. In the Greater Toronto and Hamilton Area, home sales and prices have been increasing in recent years, influenced by several factors including rising incomes, growth in the number of households and low borrowing costs.

Ontario’s economy continues to grow, outpacing the national average for the past two years. The Province continues to benefit from steady growth in the United States and a competitive Canadian dollar. While rising home values reflect, in part, the health of Ontario’s economy, the rate of increase of home prices and rents has made housing affordability a concern for a growing number of Ontarians (see Chapter III, Section A: Ontario’s Economic Outlook for more information on housing affordability).

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Working with Partners

The Province recognizes that addressing the complexities of housing affordability requires cooperation across all levels of government, which is why Ontario is participating in a working group on the housing market convened by the federal government, along with the governments of British Columbia and the cities of Toronto and Vancouver.

Making Housing More Affordable

Housing affordability is a complex issue, and the Province’s response must balance concerns related to homeowners, renters and other stakeholders.

The Province will monitor the impacts on housing markets of recent federal measures. In addition, to better understand Ontario’s housing market, the Province is proposing to authorize the collection of additional information about the composition of real estate properties and purchasers through the Land Transfer Tax (LTT) system. See Chapter V, Section B: Modernizing Land Transfer Tax and Other Tax Measures for more information.

Enhancing the Benefit for First-Time Homebuyers

Homeowners have benefited from Ontario’s strong housing market, but young families and others looking to buy their first home are having an increasingly challenging time getting into the market.

To help Ontarians buy their first home, the Province is proposing to double the maximum refund of LTT for first-time homebuyers from $2,000 to $4,000, effective January 1, 2017. As a result, no LTT would be payable on the first $368,000 of the cost of a first home, an increase of over $140,000.

This change would help many Ontarians buy their first home and would mean that more than half of first-time homebuyers would pay no LTT.

See Chapter V, Section B: Modernizing Land Transfer Tax and Other Tax Measures for more information.

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Housing Affordability in the Rental Market

Ontarians who rent their homes also face housing affordability challenges. One factor that can affect rents is the property tax levied on owners of multi-residential apartment buildings. These taxes are generally reflected in the rents paid by tenants. This has implications for rental housing affordability because the average municipal property tax burden on apartment buildings is more than double that for residential properties (such as condominiums). This higher property tax burden is particularly concerning given the lower average incomes of tenants in apartment buildings.

In light of these concerns, the Province is initiating a review of the property taxation of apartment buildings and its potential implications for housing affordability in the rental market. (See Chapter V, Section B: Modernizing Land Transfer Tax and Other Tax Measures for more information.)

Greater Opportunities in the Workplace

An important element of a fair society is access to meaningful employment and leadership opportunities. The government has taken steps to support greater fairness for Ontario workers.

The Changing Workplaces Review

The Changing Workplaces Review Interim Report was released in July 2016. It outlines what the special advisors have heard on ways the Province could enhance protections for workers and supports for business in Ontario’s evolving workforce. The next phase of consultations will help to inform a final report with recommendations that provide a balanced approach to modernizing Ontario’s employment and labour laws.

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Economic Empowerment

In June 2016, informed by a Catalyst Canada report commissioned by the Province, the government announced new gender diversity targets to promote women’s corporate leadership and broader economic empowerment. Those public targets include that:

➤	Women comprise at least 40 per cent of all appointments to every provincial board and agency by 2019; and

➤	Businesses set a target by the end of 2017 of appointing 30 per cent women to their boards of directors, and aim to achieve their target within three to five years.

The Province also convened a steering committee of corporate governance leaders tasked with providing strategic insights for developing a plan to accelerate greater representation of women on boards of directors.

Employment Strategy for People with Disabilities

The Partnership Council on Employment Opportunities for People with Disabilities, created to provide recommendations to develop a provincial strategy, released its final report in April 2016. The report recommended providing greater support to youth with disabilities, engaging employers as active partners in removing employment barriers and identifying outcomes and performance measures.

The government is developing a provincial employment strategy for people with disabilities. The strategy will create a cohesive vision, improve access to effective employment and training services, and engage employers and other partners in breaking down the barriers to employment.

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More Stable and Secure Incomes

Ensuring that all Ontarians can achieve the objective of a stable and secure income has become more complex in a changing labour market. That is why the Province is examining whether a broader array of policy tools could help Ontarians achieve this objective.

➤	The Province is moving forward with a multi-year road map to reform social assistance in the context of the broader income security landscape. The road map is being developed with the guidance of the Income Security Reform Working Group, established in June 2016, and with Indigenous partners to ensure their unique perspectives and experiences are reflected.

➤	Ontario is determining how to best develop a Basic Income Pilot. As part of this work, Ontario appointed the Honourable Hugh Segal as Special Advisor to provide advice on how to design, test and implement the pilot. The government received a discussion paper from Mr. Segal in fall 2016. Ontario now plans to undertake consultations with communities, Indigenous partners, people with lived experience, and policy and evaluation experts.

While this work is underway, Ontario is increasing existing supports for those with low incomes. For example, the government has:

➤	Helped low-wage workers and families by raising the minimum wage 10 times and by 66 per cent since 2003. The most recent increase to $11.40 came into effect on October 1, 2016.

➤	Increased the maximum annual Ontario Child Benefit per child in July 2016 to keep pace with the cost of living. This change enhanced the incomes of more than half a million families.

➤	Raised social assistance rates for people who rely on the Ontario Disability Support Program (ODSP) and Ontario Works, effective in September and October 2016, respectively. Single Ontario Works recipients without children now receive $100 more per month compared to 2012.

➤	Taken steps to ensure that people receiving social assistance fully benefit from the new federal Canada Child Benefit.

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Ontario will also fully exempt child support payments from the calculation of social assistance benefits starting in January 2017 for ODSP and in February 2017 for Ontario Works.

For example, a single parent with two children receiving Ontario Disability Support Program (ODSP) benefits, who also receives $280 per month in child support, would see their monthly ODSP benefit increase from $1,328 to $1,608. Once child benefits and tax credits are taken into account, this family’s total annual income would increase by $3,360, from about $32,640 to $36,000.

Community Inclusion and Supporting Vulnerable Populations

An important measure of any society is how it supports its most vulnerable populations. The government is committed to supporting the well-being of vulnerable Ontarians and enabling them to fully participate in their communities.

Autism Services

The Province has invested $200 million over four years in autism services, in addition to the $333 million committed over five years in the 2016 Budget. This investment will accelerate the implementation of the new Ontario Autism Program, strengthen in-school autism supports to help with the transition to full-time school, increase access to assessments for earlier diagnosis and treatment, and provide funding to families with children over age five on the Intensive Behavioural Intervention (IBI) waitlist so they can directly purchase the services they need until a space becomes available in the new Ontario Autism Program.

Strategy to End Human Trafficking

The government has committed to investing up to $72 million in a new Strategy to End Human Trafficking aimed at improving survivors’ access to services and support, increasing awareness, providing better information and coordination, and enhancing justice-sector initiatives to support enforcement and prosecution of human trafficking cases.

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Action Plan to Stop Sexual Violence and Harassment

The Province has committed $41 million over three years for the Action Plan to Stop Sexual Violence and Harassment, which will help ensure Ontarians live in safety and are free from the threat, fear or experience of sexual violence and harassment. The Province also introduced changes to the Occupational Health and Safety Act to enhance employer responsibilities on workplace harassment, through Bill 132, Sexual Violence and Harassment Action Plan Act (Supporting Survivors and Challenging Sexual Violence and Harassment), 2016.

Supporting the Settlement of Refugees in Ontario

In August 2016, the government announced funding of $3.8 million to help refugees settle and integrate into communities across Ontario. This funding will help communities that have generously welcomed large numbers of refugees to ensure access to settlement services in refugees’ first languages; provide special programming for refugee women, children and youth; and work with other community partners to address refugee needs in areas such as adult training and employment assistance, health care and mental health.

Community Hubs

The Province is taking measures to bring together health, social and education services to better serve people and their communities by implementing recommendations from “Community Hubs in Ontario: A Strategic Framework and Action Plan” and investing nearly $90 million to create spaces in schools for community use and expand child care and family services. This report presents a framework for adapting existing public properties to become community hubs. It benefits from feedback received by community members, stakeholders and other government ministries on the delivery of public services through local community hubs. In August 2016, Ontario released a report highlighting progress made in establishing and strengthening community hubs across the province.

Partnerships with the Francophone Community

The Province is committed to working in partnership with the francophone community to strengthen its linguistic, cultural and socioeconomic vitality. In 2016, Ontario applied for observer member status in the International Organisation of La Francophonie.

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Long-Term Affordable Housing Strategy

A central aspect of Ontario’s efforts to improve housing affordability is the Long-Term Affordable Housing Strategy, which includes $178 million in housing subsidies and benefits announced as part of this year’s Budget.

Since the 2016 Budget, Ontario has continued its efforts to develop initiatives that improve access to affordable housing. In particular, the government has:

➤	Reintroduced the Promoting Affordable Housing Act, 2016, which would, if passed, help modernize existing social housing and increase the supply of affordable housing across the province;

➤	Launched the Survivors of Domestic Violence Portable Housing Benefit Pilot program, which will help approximately 1,000 survivors of domestic violence per year;

➤	Announced a partnership with municipalities to enhance flexible local funding for the Community Homelessness Prevention Initiative, helping families and individuals stay in their homes or get the housing they need; and

➤	Announced an investment of more than $640 million in new federal and provincial funding over the next three years towards initiatives to support the housing needs of Ontarians. More information on this new commitment can be found in Section B: Building Tomorrow’s Infrastructure Now in this chapter.

Ontario continues to work with the federal government and the other provinces and territories on a national housing strategy to ensure that all Canadians have access to affordable housing that meets their needs.

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Supporting Opportunities for Indigenous Peoples

Ontario is working with Indigenous partners to address the legacy of residential schools; close gaps and remove barriers; create a culturally relevant and responsive justice system; support Indigenous culture; and reconcile relationships with Indigenous peoples.

The Province has delivered on its commitment to act on the calls to action released by the Truth and Reconciliation Commission of Canada in June 2015.

“The Journey Together: Ontario’s Commitment to Reconciliation with Indigenous Peoples”

In May, Premier Kathleen Wynne made a Statement of Ontario’s Commitment to Reconciliation with Indigenous peoples, apologizing for the policies and colonial practices supported by past Ontario governments and for the harm they caused.

The government also announced it will invest $250 million over the next three years on programs and actions focused on reconciliation, which will be co-developed and implemented with its Indigenous partners.

“Walking Together: Ontario’s Long-Term Strategy to End Violence against Indigenous Women”

In September, the Province announced its support for the National Inquiry into Missing and Murdered Indigenous Women and Girls by giving the federally appointed commissioners full investigative authority in Ontario.

The Province is also establishing a support office for families involved in the inquiry process to help them access information related to the loss of their loved ones and to connect families to culturally appropriate services and community supports.

These initiatives are supported by an investment of $100 million over three years in “Walking Together: Ontario’s Long-Term Strategy to End Violence against Indigenous Women,” which identifies six action areas where the government will work closely with Indigenous communities.

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Protecting Consumers

The Province is committed to further strengthening consumer protection and ensuring a fair, safe and informed marketplace for Ontario families, while continuing to level the playing field for business.

To enhance consumer protection in Ontario’s marketplace, the government has:

➤	Engaged with credit unions to explore offering small dollar loans to borrowers as alternatives to high-cost traditional payday loans, and will continue to work with the sector to identify and address any potential legislative or other barriers to offering such products;

➤	Explored with credit unions ways to reduce cheque cashing costs for recipients of government payments; and

➤	Proposed expanded protections for consumers who feel pressured to sign a contract at the door by banning door-to-door marketing of certain appliances (such as water heaters, furnaces, air conditioners and water filters).

The government has also completed the delivery of key reforms to improve the auto insurance system, including:

➤	A new auto insurance dispute resolution system that will help Ontario claimants get faster access to the benefits they need; and

➤	A reduction in the maximum interest rate for monthly premium payment plans and a prohibition on rate increases for minor at-fault accidents.

Ontario will continue to seek opportunities to improve the auto insurance system to benefit and protect consumers. David Marshall, former president and chief executive officer of the Workplace Safety and Insurance Board, was appointed by the Province as an advisor on auto insurance and pensions and is currently reviewing the system to identify ways to improve health outcomes and lower insurer claims costs — ultimately making auto insurance more affordable for Ontarians.

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Section F: Transforming Health Care

Section F:	Transforming Health Care

Ontario’s “Patients First: Action Plan for Health Care” continues to transform the province’s publicly funded health care system by putting patients first. For patients and their families, this means faster access to better coordinated health care at or as close to home as possible. It also means providing all Ontarians with more health information and ensuring their personal information is kept private and secure. New investments in primary and specialized care, hospitals, mental health services and long-term care across the province — including in northern and Indigenous communities — will help reduce wait times and improve care. Seniors will benefit from savings on out-of-pocket drug costs.

2016 Budget: Jobs for Today and Tomorrow

The 2016 Budget and Ontario’s “Patients First: Action Plan for Health Care” focus on improving the health care experience of patients and their families and achieving the best possible health outcomes for the people of Ontario by:

➤	Helping Ontarians get faster access to patient-centred care throughout the province;

➤	Offering better coordinated care at or closer to home;

➤	Providing information to help people make the best decisions about their health; and

➤	Protecting Ontario’s publicly funded health system for the future through evidence-based care and funding.

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TABLE 1.6 Regional Health Investment Examples
Region	Project Description
Espanola, Dryden, Manitouwadge, Blind River, Haliburton Highlands

Beginning in 2016, the Province is investing $2.5 million for five rural health hubs in northern and rural communities. The funding will strengthen service integration, coordinating transitions between caregivers and doctors and making it easier for patients and their families to access their health care choices.

Champlain (Ottawa, Cornwall, Renfrew, Greater Madawaska)

Beginning in 2016, Ontario is investing $2.8 million over three years to provide patients with more access to palliative and end-of-life care in the Champlain region. Hospices offer services that include counselling and day programs for families, caregiver respite, pain and symptom management, end-of-life care, and bereavement support for siblings and parents.

Guelph and Wellington

In 2016–17, the Province is investing more than $3 million to expand emergency mental health services in Guelph and Wellington County including $2.4 million for 24-hour mental health nursing and new addictions counsellors for Guelph General Hospital.

Hamilton

Hamilton patients will benefit from $10.7 million in new funding this year for Hamilton Health Sciences and $3.8 million for St. Joseph’s Healthcare. The Province has also invested $1.97 million for local chronic pain programs.

Kingston	In 2016–17, patients in the Kingston area will benefit from increased funding of $6.8 million for Kingston General Hospital, $4.0 million for Providence Care and $591,000 for Hotel Dieu Hospital.
North Simcoe Muskoka

In 2016–17, the Province is increasing funding by nearly $6.0 million for five hospitals in the North Simcoe Muskoka region including:

• Collingwood General and Marine Hospital;

• Orillia Soldiers’ Memorial Hospital; and

• Muskoka Algonquin Healthcare (various locations).

Toronto and Vaughan

• As part of an additional $75 million the government is investing in hospice and palliative care across Ontario over the next three years, $625,600 will expand Emily’s House, a children’s hospice in Toronto, to allow approximately 150 patients and their families to receive care.

• Ontario is also investing about $1 million annually to support 10 new hospice care beds, counselling, programs for families, research and education at Hospice Vaughan Centre of Excellence in Hospice Palliative Care (anticipated to open in 2017–18).

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Making Progress

Better Access to Health Care

Primary Care

To help ensure that all Ontarians can get quality health care faster, when and where they need it, the government is continuing to improve access to patient-centred, coordinated primary care across the province. Ontario’s Primary Care Guarantee promised that every Ontarian who wants a primary care practitioner would have one. Today, 94 per cent of Ontarians have a primary care provider, such as a family doctor or nurse practitioner. For the past three years, the number of doctors working in Ontario has grown at a net rate of nearly two new doctors every day and, over the last five years, 11,125 more nurses have been added to Ontario’s health care system.

The Province continues to expand its investment in family health care providers, through an additional $85 million over three years to support the recruitment and retention of nurses, nurse practitioners, social workers, dietitians and other interprofessional health care providers in primary care teams and clinics across the province, including in northern, rural and fast-growing communities. Interprofessional Family Health Teams now provide enhanced access to care in 206 communities and serve more than 3.2 million Ontarians.

The government will continue to improve access to primary care, with more same-day, next-day, after-hours and weekend care, and increased professional scopes of practice, all of which will help reduce wait times and unnecessary emergency department visits.

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Reducing Wait Times — Investments in Key Priorities, Hospitals and Cancer Care Services

Ontario has invested almost $2.8 billion since 2003–04 to significantly reduce wait times for priority surgeries, diagnostic procedures and emergency department care. In the 2016 Budget, the government announced an increased investment of more than $345 million for publicly funded hospitals, including a one per cent increase in global base funding.

As part of this document, the government is announcing a further $140 million investment to maintain and expand patient access to high-quality services in public hospitals across Ontario as they continue to meet the growing needs of their local communities. With this new investment, all of Ontario’s public hospitals will have received at least a two per cent increase to their base funding in

To assist not only patients, but also their families and loved ones, starting in October 2016, about 900,000 patients and visitors — including 135,000 seniors — are expected to benefit from reduced parking fees and more flexibility when visiting a hospital.

2016–17. The new funding will help many hospitals sustain and improve access to key services such as elective surgeries and diagnostic imaging, and will help reduce wait times.

Improving Access to Specialists

The Province will establish a more timely, appropriate and transparent specialist referral pathway for patients in Ontario. This will include enhanced public reporting of wait times, and centralized intake and assessment, so that Ontarians will wait less and can receive specialist care closer to home when they need it.

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Further Investment in Specialized Cancer Care

In response to increased demand for highly specialized complex services and to expand access and reduce wait times in growing communities across the province, an additional $130 million is being invested over three years in cancer care services.

Since the 2016 Budget, the government has further committed to improving access to highly specialized stem-cell transplantation in Ontario. In addition to investments at the University Health Network, Hamilton Health Sciences and The Ottawa Hospital, the Province plans to build more specialized rooms to treat people with lymphoma, leukemia, myeloma and other blood disorders at Sunnybrook Health Sciences Centre in Toronto.

First Nations Health Action Plan

In May, Ontario launched the First Nations Health Action Plan with an investment of up to $222 million over three years. The action plan, being implemented with Indigenous partners and with an initial focus on the north, will help ensure Indigenous peoples have access to culturally appropriate and effective health care, including primary, hospital and seniors’ care, public health and health promotion, life promotion and crisis support.

Following the initial investment, sustained annual funding of $104.5 million will help improve access to culturally appropriate health services over the long term. As part of this, the Province will continue to work with Indigenous partners to invest a total of $88.5 million over three years, and $54.1 million ongoing, in primary, home and community care, and diabetes prevention and management.

In May, as part of “The Journey Together: Ontario’s Commitment to Reconciliation with Indigenous Peoples,” the government committed to help stop the cycle of intergenerational trauma by investing in mental health and addictions programs and services that will address the needs of Indigenous peoples, families and communities. Ontario also pledged to establish up to six new or expanded Indigenous Mental Health and Addictions Healing and Treatment Centres, working closely with Indigenous partners.

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In 2016–17, Ontario has also provided $2 million to fund consultations with 10 First Nation, Métis and urban Indigenous organizations for their input on mental health and addictions issues facing Indigenous peoples across the province. Their advice will continue to be incorporated into implementing “Open Minds, Healthy Minds: Ontario’s Comprehensive Mental Health and Addictions Strategy.”

Open Minds, Healthy Minds: Ontario’s Comprehensive Mental Health and Addictions Strategy

Phase 1 of Open Minds, Healthy Minds (from 2011 to 2014) focused on children and youth. Phase 2 of the strategy, with advice from the Mental Health and Addictions Leadership Advisory Council, also includes adults, youth in transition and people with addictions. In addition to approximately $1 billion that the government invests annually in mental health and addictions services, it has invested $83 million more under the strategy since 2014 to support a combined total of 205 community mental health and addictions initiatives for Ontarians, and an additional $4 million for 248 new supportive housing units for people with mental illness and addictions.

Dementia Strategy

The government began consultations across the province this fall to improve access to the best models of care for almost 230,000 people newly diagnosed or living with dementia, and to support their caregivers. The new dementia strategy will build on the current investment of $31 million to strengthen Alzheimer Society chapters across Ontario and will benefit from the $54 million invested annually for Behavioural Supports Ontario (BSO). Behavioural Supports Ontario works to enhance health care services and quality of life for older Ontarians and their families who are living with complex, challenging behaviours associated with dementia or other mental health or neurological conditions, both at home and in long-term care homes.

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Low-Income Drug Benefits

The government increased the Ontario Drug Benefit threshold for low-income seniors in August 2016, thereby increasing access for over 170,000 seniors who are now eligible to apply for reduced fees for their prescription medications. Qualified seniors will save about $130 per year, on average, in out-of-pocket drug costs. Under this plan, approximately 30,000 more seniors can qualify every year.

Ontario continues to support a national approach to public drug benefits to ensure equitable access to high-quality prescription drugs for all Ontarians.

Expanded Immunization

Vaccines are widely recognized as one of the most successful and cost-effective investments in health care. Ontario offers free flu vaccines in more than 2,500 pharmacies and free routine immunizations through primary care and public health units. In September 2016, the Province expanded its immunization program to include human papillomavirus (HPV) coverage for more youth, and — with a $68 million investment over three years — to offer free shingles vaccines for seniors aged 65 to 70, saving them about $170 each in out-of-pocket expenses, and helping to reduce emergency room visits and hospitalizations.

Ontario will reintroduce legislation to amend the Immunization of School Pupils Act to protect students and communities with stronger requirements for school vaccine exemptions.

Fertility Services

To expand access to fertility services, the Province is helping more than 5,000 Ontarians per year with all forms of infertility at 52 clinics across Ontario, by contributing to the cost of one in vitro fertilization cycle per eligible patient. As a result, more Ontarians are growing their families.

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More Coordinated Care at Home and in Communities

More Integrated Home and Community Care

Ontario is continuing to increase funding for high-quality home and community care by about five per cent per year to 2017–18, including a $250 million increase in 2016–17. As part of that commitment, in July 2016, the government allocated $100 million to enhance support for home-care clients with high needs, including $80 million for enhanced home care and $20 million for caregiver respite. The minimum base wage for eligible personal support workers, the backbone of the home and community care sector, increased to $16.50 per hour as of April 2016.

Home-care patients and those who care for them will benefit from approximately:

    •      350,000 additional hours of nursing care;

    •      1.3 million additional hours of personal support;

    •      600,000 additional hours of respite services for caregivers; and

    •      100,000 additional hours of rehabilitation.

The proposed Patients First Act has been reintroduced as Bill 41. Pending approval by the legislature, the Act would better enable coordinated access to timely and seamless primary, home and community care by expanding the role of Local Health Integration Networks to better plan the care in their communities. Ontario is also developing a capacity planning framework to help provide the right coordinated care in the most appropriate setting — hospital, long-term care home or community — and to reduce the need for unnecessary patient stays or readmissions, starting with a dementia planning model.

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Ensuring Safety and Quality of Life for Long-Term Care Home Residents

Over the past 10 years, Ontario has nearly doubled long-term care home funding to about $4 billion per year. Going forward, the Province will provide an annual increase of two per cent for the next three years, and additional funding to encourage operators to redevelop more than 30,000 long-term care beds across Ontario by 2025, ultimately eliminating four-bed ward rooms.

Greater Choice in Hospices and Palliative Care

The government has pledged to provide Ontarians with greater quality, choice, access and equity in community-based palliative and end-of-life care, along with more supports for caregivers. It has invested an additional $75 million in residential hospices and palliative care over the next three years, including support for existing hospices, plus up to 20 new hospices. This funding is in addition to the $80 million already invested in hospice and palliative care, almost doubling the number of palliative care beds, including in rural areas. These investments are improving end-of-life care, helping Ontarians reach the end of life’s journey peacefully.

Medical Assistance in Dying

In February 2015, the Supreme Court of Canada struck down the federal law prohibiting medical assistance in dying in certain circumstances. In response to the court’s decision, on June 17, 2016, the Canadian Parliament passed legislation that now guides how medical assistance in dying can be provided.

Individuals and their families can consult with their doctors or nurse practitioners as they contemplate end-of-life decisions. Ontario’s health regulatory colleges, such as the College of Physicians and Surgeons of Ontario, have established professional guidelines to help support patients who request medical assistance in dying.

Ontario has also established a referral service to connect physicians with other doctors who are able to complete a patient consultation and assessment. The government plans to propose legislative amendments to enable implementation and is committed to ensuring that care is provided appropriately, safely and with compassion. Medical assistance in dying is covered by existing provincial health programs, and the related drugs are available at no cost.

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Better Health Information

Stronger Accountability, Transparency and Privacy

The Healthy Menu Choices Act, 2015, amended in April 2016, will help Ontarians make better informed decisions about their food choices by requiring calorie information to be posted in certain chain restaurants and grocery stores as of January 1, 2017.

In May, Ontario amended the Personal Health Information Protection Act, 2004, to strengthen patient privacy, accountability and transparency by increasing sanctions against privacy breaches and affirming patients’ rights to access information about their own health care.

Protecting Patients’ Health and the Health Care System

Pain Management and Preventing Opioid Abuse

Opioid misuse is the third leading cause of accidental death in Ontario. To prevent opioid addiction and overdose, the government’s new comprehensive opioid strategy includes modernizing prescribing and monitoring practices, improving the treatment of pain and connecting patients with more high-quality addiction treatment and harm reduction services. The Province is investing $17 million annually to create or enhance 17 chronic pain clinics across Ontario to improve timely, appropriate patient care.

Under the strategy, the government has expanded free access for patients to naloxone, an anti-opioid drug, to prevent overdose deaths. Dr. David Williams, Ontario’s chief medical officer of health, now designated as the first-ever provincial overdose coordinator, will launch a new surveillance and reporting system to identify the risks associated with opioid use and overdose in the province. As well, evidence-based standards on appropriate opioid prescribing will be released by the end of 2017–18.

In fall 2016, the government will be consulting with families, caregivers, health care providers, academics and people with lived experience to seek input on the strategy.

As of October 2016, Suboxone, a treatment used to relieve opioid withdrawal symptoms, has been made more widely available under the Ontario Drug Benefit Program. Suboxone has a lower risk of overdose than methadone.

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Preventing Sexual Abuse of Patients

To reinforce its zero tolerance policy on the sexual abuse of patients by any regulated health professional, the government has announced plans to bring forward legislative amendments in fall 2016 and take additional action to strengthen accountability based on the recommendations of the Minister’s Task Force on the Prevention of Sexual Abuse of Patients.

Ontario’s Patient Ombudsman

In July 2016, Christine Elliott, Ontario’s first patient ombudsman, began investigating unresolved patient complaints about treatment in public hospitals, long-term care homes and Community Care Access Centres. The ombudsman will report publicly and make recommendations to the Minister of Health and Long-Term Care.

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CHAPTER II
A BALANCED PATH TO A BALANCED BUDGET

Section A: Ontario’s Path to a Balanced Budget

Section A:	Ontario’s Path to a Balanced Budget

The government is dedicated to a fiscally sound approach to managing the Province’s finances. This will help grow the economy, create jobs and ensure the sustainability of programs and services that help Ontarians in their everyday lives.

The strengthening of the Ontario economy, together with the government’s approach to fiscal management, is supporting strategic investments in new child care spaces, hospitals and electricity cost relief for consumers.

Ontario is making progress on its plan to balance the budget by making investments to spur economic growth; transforming government and responsibly managing spending; and addressing the underground economy and maintaining tax fairness. The government is committed to meet the 2016–17 deficit target and to balance the budget in 2017–18 and remain balanced in 2018–19.

2016 Budget: Jobs for Today and Tomorrow

The 2016 Budget projected an interim deficit of $5.7 billion in 2015–16, a deficit of $4.3 billion in 2016–17, a return to balance in 2017–18, and continued balance in 2018–19.

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Making Progress

In October, the Public Accounts of Ontario 2015–2016 reported that the 2015–16 deficit was $5.0 billion, an improvement of $3.5 billion from the $8.5 billion projection in the 2015 Budget.

This marks the seventh year in a row that Ontario has beaten its deficit target. By overachieving on its fiscal targets, the government is managing the Province’s debt and keeping interest on debt at a manageable level. This will protect Ontarians, today and in the future, from rising interest costs, which could otherwise crowd out spending on programs and services that support Ontarians in their everyday lives.

CHART 2.1	Ontario’s Plan to Eliminate the Deficit

[1]  Represents the 2016 Ontario Economic Outlook and Fiscal Review outlook for 2016–17 to 2018–19.

For 2009–10 to 2015–16, actual results are presented. 2015–16 actual results reflect the accounting treatment adopted in the Public Accounts of Ontario 2015–2016 including the Pension Adjustment related to net pension assets. The outlook for 2016–17 to 2018–19 also reflects the Pension Adjustment.

[2]  Forecast for 2009–10 is based on the 2009 Ontario Economic Outlook and Fiscal Review, 2010–11 to 2013–14 is based on the 2010 Budget; 2014–15 is based on the 2014 Budget; and 2015–16 is based on the 2015 Budget.

Source: Ontario Ministry of Finance.

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Section A: Ontario’s Path to a Balanced Budget

Looking forward, the government continues to project a deficit of $4.3 billion in 2016–17, a return to balance in 2017–18 and continued balance in 2018–19, consistent with the 2016 Budget. The strengthening of the Ontario economy, together with the government’s sound approach to fiscal management, is supporting strategic investments, such as electricity cost relief for Ontario consumers, support for public hospitals, and opening up additional child care spaces. Consistent with the accounting treatment adopted in the Public Accounts of Ontario 2015–2016, including the Pension Adjustment related to net pension assets, the outlook also reflects a cautious approach to forecasting pension expense each year (see Section B: Transforming Government and Managing Costs in this chapter).

Even after reflecting investments and the Pension Adjustment in the fiscal outlook, the government is still committed to balance the budget in 2017–18 and remain balanced in 2018–19. To help mitigate the potential impact of the Pension Adjustment, which was not anticipated at the time of the 2016 Budget, the government has reduced the reserve, which is included in the fiscal plan to protect the Province’s fiscal outlook from unforeseen adverse changes (see Chapter III, Section B: Fiscal Outlook for more details). Other key factors contributing to this forecast are a higher-than-expected revenue projection and lower-than-forecast interest on debt.

Ontario’s projected economic growth and ongoing commitment to transform government programs and services position it well for fiscal sustainability. The net debt-to-GDP ratio is projected to be 40.3 per cent in 2016–17 and then begin to decline from 2017–18 onwards. This gradual decline is a result of the investments the government is making to spur economic growth, which will result in GDP growing more quickly than debt, thereby helping to lower the net debt-to-GDP ratio to its pre-recession level.

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CHART 2.2	Net Debt-to-GDP and Accumulated Deficit-to-GDP

Notes: Historical Net Debt-to-GDP was revised to reflect historical GDP released by Statistics Canada in November 2016.

Net Debt has been restated to include Broader Public Sector Net Debt, starting in 2005–06. These ratios include the impact of the

Pension Adjustment in 2015–16 and the impact of the projected Pension Adjustment going forward.

Source: Ontario Ministry of Finance

Going forward, there are three central elements of Ontario’s plan to eliminate the deficit:

➤	Making investments to spur economic growth;

➤	Transforming government and responsibly managing spending; and

➤	Ensuring revenue integrity and addressing the underground economy.

The following sections of this chapter outline measures the government is taking to achieve a balanced budget by 2017–18 and remain balanced in 2018–19, while helping Ontarians in their everyday lives.

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Section B: Transforming Government and Managing Costs

Section B:	Transforming Government and Managing Costs

Ontarians expect the government to deliver services in a modern and efficient manner. By collaborating across ministries, the Province is taking a coordinated approach to ensuring that programs are effective, sustainable and meeting the needs of Ontarians. This approach is improving how programs are delivered and identifying how resources can be reallocated to priority areas, such as health care and education. Transforming services and managing compensation in a prudent manner is part of the government’s ongoing plan to achieve a balanced budget.

Program Review, Renewal and Transformation

Program Review, Renewal and Transformation (PRRT) is Ontario’s ongoing fiscal planning and expenditure management approach. Through cross-ministry collaboration, the government is taking focused action on major transformation and efficiency initiatives that will improve outcomes for Ontarians, ensure programs are effective and sustainable, and help free up resources to reinvest in key priorities, such as health care and education.

Program Review, Renewal and Transformation focuses on evidence-based decision-making to improve how planned outcomes are identified and achieved across government. This means redesigning policies to support greater efficiency and cooperation within government, modernizing program delivery, and changing or ending programs that no longer meet people’s needs.

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Program Effectiveness and Sustainability

Improved, Better-Targeted Postsecondary Student Financial Assistance

Today, more Ontario students are graduating from postsecondary programs than ever before, but some youth hesitate to aspire to a college or university education because they worry about tuition and other costs, or graduating with debt from student loans. Beginning in September 2017, the Ontario Student Grant (OSG) will help the Ontario Student Assistance Program (OSAP) empower more students to seek an advanced education based on their abilities and potential, not their family’s income. For more details on the new OSAP program, see Chapter I, Section C: Investing in People’s Talents and Skills.

The tuition and education tax credits will be discontinued. All of the additional revenue from eliminating these tax credits will be reinvested to support the new OSG or other postsecondary, education, training and youth job programs. Grants are more effective than tax credits at targeting financial support to students with the greatest need and providing support upfront.

Tax Expenditures

As of January 1, 2017, the government is ending the Healthy Homes Renovation Tax Credit and Children’s Activity Tax Credit because they do not effectively achieve desired outcomes and overlap with support provided through other provincial programs.

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Government Modernization

Digital Government

Ontario is fundamentally rethinking how it designs and delivers public services. Work is well underway on developing a Digital Government Action Plan that will unveil a vision for transforming government services online so that people can connect anytime, anywhere, on any device. The plan will build on public consultations and dialogue, and will serve as a public road map for Ontario’s digital transformation. As part of this transformation, in 2017, the Province will open a new digital outpost at Communitech in Kitchener, enabling government access to non-traditional approaches to service delivery and high-performing digital talent.

In alignment with its digital vision, the Province remains committed to delivering more tax- and benefit-related services electronically, to ensure greater access. Since the 2016 Budget, the government has made progress on developing an electronic service delivery model and introduced key initiatives, including expanding the availability of direct deposit so more individuals and businesses can receive their tax rebates, refunds and payments faster. Implementation will begin in December and continue through to summer 2017.

Modernizing Information and Information Technology

In the 2016 Budget, Ontario announced that it would improve information and information technology (IT) productivity and cost efficiency to achieve $100 million in annual savings by 2020. The government has already exceeded its 2016–17 savings target by improving the management of IT applications and infrastructure, collaborating with the broader public sector (BPS) and working with software vendors to achieve reductions in contract costs.

Initial steps have also been taken to improve IT productivity and achieve planned 2017–18 savings. These include creating a single Ontario Public Service (OPS) enterprise service management group to improve internal IT service delivery, and better managing common contracts to reduce the cost of IT software and services. The government is also continuing to reduce its reliance on fee-for-service resources, with plans underway to reduce the use of external consultants, resulting in an increase of 96 permanent OPS IT positions. This is expected to achieve $4 million in annual savings by 2018–19.

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Behavioural Insights Unit

Following the 2015 announcement of the creation of a new Centre of Excellence for Evidence-Based Decision Making, Ontario continues to build its capacity to assess how programs are performing, using evidence to inform choices and lead change in critical public services. Increasingly, the government is using evidence to select, fund and operate public programs more strategically. Defining outcomes and monitoring performance are essential to transforming and modernizing government processes.

At the same time, Ontario announced the creation of the Behavioural Insights Unit (BIU) to assess programs and offer low-cost ways to improve them. Applying a behavioural lens to policies and programs will create more efficient processes, improve outcomes and deliver better services to Ontarians.

The BIU has established relationships with key partners and launched several pilot projects designed to test the impact of behavioural science insights to improve outcomes for Ontarians.

The BIU will continue to work with its pilot partners, including the Poverty Reduction Strategy Office, Employment and Social Development Canada, Cancer Care Ontario and Ontario Ministry of Finance, to design and implement policies and programs that are more effective, efficient and human-centric.

Transfer Payment Administration Modernization

The Province is simplifying how transfer payments are managed to support a more modern, efficient and effective government. These changes will simplify processes for both transfer payment recipients and government staff, allowing them to spend less time on administration. As a first step, this fall, the Province is implementing a “one-window” common registration system that will help transfer payment recipients easily submit and update information online.

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Section B: Transforming Government and Managing Costs

Managing Compensation

The 2016 Budget reaffirmed the government’s commitment to balancing the budget by 2017–18 and confirmed that compensation costs remain a key element of achieving this goal.

The public service plays an important part in supporting the delivery of the government’s commitments and key priorities. As such, it is necessary to recognize its role through a consistent and coordinated approach to compensation that fosters a positive relationship between the Province and its public-sector partners. To this end, the government will continue to provide effective and affordable public services, while recognizing the need for fair compensation. A strong labour relations framework will provide stability, improve the quality of public services that Ontarians rely on and support the government’s transformational agenda.

The government is committed to working with public-sector bargaining agents to negotiate fair collective agreements that consider recent macroeconomic and labour market trends. Moving forward, the Province expects current modest public-sector wage trends to continue, with outcomes that are consistent with the fiscal plan.

Since July 2012, public-sector negotiated agreements have included average annual negotiated wage increases that are lower than those in the private sector. Specifically, the Ontario provincial public-sector negotiated wage increases in which the government has been directly involved have been significantly lower than in all other sectors.

TABLE 2.1 Average Annual Negotiated Wage Increase in Ontario
Sectors	Per Cent Increase (July 2012 to September 2016)
Provincial Public Sector	0.6
Municipal Public Sector	1.7
Federal Public Sector	1.7
Private Sector	1.9
Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Labour.

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The 2016 Budget highlighted the collective agreements that had been reached with the Ontario Public Service Employees Union (OPSEU), which applied to all OPS members. Since then, the Province has also reached an agreement with the Professional Engineers Government of Ontario. The Province also recently received an interest arbitration award for the Ontario Provincial Police Association, which provides outcomes below police-sector norms.

Since the 2016 Budget, a number of government agencies, including the Municipal Property Assessment Corporation and Workplace Safety and Insurance Board, have also negotiated agreements consistent with the Province’s fiscal framework.

Going forward, emphasis will be placed on a collective bargaining process that supports transformational and modernization priorities and recognizes employees’ needs. Managing compensation in a fiscally prudent manner, together with promoting service transformation, will help the government make progress on its commitment to a balanced budget by 2017–18, and continue to deliver high-quality public services that are efficient, effective and sustainable.

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Section B: Transforming Government and Managing Costs

Accountability and Transparency

The government continues to demonstrate its strong commitment to fully transparent financial reporting, which is a key element to delivering on accountability for the use of public funds.

Pensions Accounting

In preparing the Public Accounts of Ontario 2015–2016, the Province’s professional accounting staff and the Auditor General’s Office engaged in discussions about the appropriate interpretation of public-sector accounting standards in relation to pension accounting for jointly sponsored pension plans. The Province’s interpretation of the standards had been applied consistently since they were first implemented 15 years ago.

The government adopted the Auditor General’s accounting interpretation for the treatment of net pension assets for 2015–16 through a time-limited regulatory amendment (the “Pension Adjustment”).

The impact of the change resulted in an additional $10.7 billion being added to the net debt and accumulated deficit and an increase of $1.5 billion to the annual deficit for 2015–16.

Consistent with the accounting treatment adopted in the Public Accounts of Ontario 2015–2016, the medium-term fiscal outlook provided in this document also reflects a cautious approach to forecasting the projected Pension Adjustment in each year. This cautious approach to forecasting the Pension Adjustment results in an estimated potential impact of $2.2 billion in 2016–17, $2.8 billion in 2017–18 and $3.7 billion in 2018–19.

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The government has established a Pension Asset Expert Advisory Panel to assess the interpretation of public-sector accounting standards as related to Ontario’s pension plans. The panel will also provide advice on how to value pension assets reported on the Province’s books, taking into account future decisions that might be made by the plans’ sponsors. Specifically, the panel will help to inform the amount of net pension assets that should be reflected on the Province’s financial statements if there is concurrence that the asset should be recognized. A net pension asset arises when the government’s total contributions to a plan, including interest earned, are greater than the pension expense recognized since the start of the plan.

The Panel’s recommendations will help inform the development of the 2017 Budget and the Province’s future accounting treatment for net pension assets.

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Section C: Addressing the Underground Economy and Maintaining Tax Fairness

Section C:	Addressing the Underground Economy and Maintaining Tax Fairness

Participation in the underground economy creates an unfair advantage for businesses that do not follow the rules. When businesses fail to report income for tax purposes or avoid sales taxes, the result is lost funding for the key public services that families rely on and that build Ontario up. Consumer and worker safety is also threatened when businesses ignore regulatory obligations. This is why the government’s compliance-focused measures are critical — generating more than $1.1 billion in revenue since 2013–14. Ontario is also committed to working with partners to address the issue of contraband tobacco through enforcement and health promotion activities.

2016 Budget: Jobs for Today and Tomorrow

The 2016 Budget outlined a number of measures to combat the underground economy, including:

➤	Extending the residential roofing pilot project for an additional two years. This pilot helps ensure compliance with health and safety obligations and informs consumers and workers about the risks associated with participating in the underground economy;

➤	Strengthening the Province’s ability to identify and address the underground economy through enhanced information sharing;

➤	Partnering with natural gas utilities to help homeowners work with certified energy auditors and reputable contractors; and

➤	Addressing the issue of contraband tobacco through a balanced approach of partnership and compliance activities.

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Making Progress

The government has made significant progress since the 2016 Budget. Through ongoing enhanced compliance-focused measures, Ontario has generated more than $1.1 billion to date — representing an increase of more than $230 million to the amount reported in the 2016 Budget.

In partnership with the Canada Revenue Agency, Ontario has established specialized audit teams to target sectors at high risk of underground economic activity. These teams consist of specialized auditors who use innovative enforcement tools to help ensure compliance with tax obligations.

The government is also moving forward on the recommendations made in the final report “Addressing Ontario’s Underground Economy in the Residential Construction Sector,” submitted to the Minister of Finance in August. This report was informed by extensive consultations during spring 2016 with the residential construction industry on issues related to the underground economy.

Ontario is proposing amendments to the Ministry of Revenue Act to strengthen the Province’s ability to identify and address industry sectors that are at high risk for underground economic activity. More effective information sharing and data analytics across Ontario government ministries and entities, and with the municipal and federal governments, will enable the Province to better target its enforcement efforts and strengthen consumer and worker safety and protection.

The government has also executed agreements with natural gas companies that will encourage homeowners to work with certified energy auditors and reputable contractors as part of the Province’s investments in home energy audits and retrofits under the Green Investment Fund.

Moving forward, the government will continue to find ways to raise awareness and educate the public on the risks and potential liabilities associated with participation in the underground economy.

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Electronic Sales Suppression

When businesses use electronic sales suppression technology, they gain an advantage by underreporting business income and retaining taxes paid by consumers.

Building on amendments to the Taxation Act, 2007, that made the sale, use or distribution of electronic sales suppression devices an offence, the government will launch a pilot project in the retail and hospitality sectors to test security software that will identify the use of electronic sales suppression technology.	Electronic sales suppression is the use of hard-to-detect software or devices that manipulate sales information recorded by point-of-sale and electronic cash register systems.

Contraband Tobacco

Ontario has successfully delivered on a number of key initiatives. The government has:

➤	Launched cross-designation pilot projects with four public health units to help make tobacco retailer inspections in these locations more streamlined and efficient;

➤	Implemented raw leaf tobacco baling or packaging and labelling requirements after consultations with industry and stakeholders; and

➤	Continued to work with law enforcement agencies, such as the Ontario Provincial Police’s Contraband Tobacco Enforcement Team and other organizations, to address organized crime’s role in contraband tobacco in the province.

The Province will also be moving forward with:

➤	Enhancing the Tobacco Retail Dealer’s Permit program, to ensure that all tobacco retailers in Ontario are properly registered, and engaging retailers and retail associations in this process; and

➤	Proposing additional amendments to the Tobacco Tax Act and regulations to further enhance its raw leaf tobacco oversight by expanding regulation-making powers and strengthening compliance and enforcement provisions.

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Chapter II: A Balanced Path to a Balanced Budget

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CHAPTER III
ECONOMIC AND
FISCAL OUTLOOK

Section A: Ontario’s Economic Outlook

Section A:	Ontario’s Economic Outlook

Ontario’s economy continues to grow in an uncertain global environment. The unemployment rate is at an eight-year low and more than 641,000 net new jobs have been created since the depths of the 2008–09 global recession. Ontario’s economic growth in the past two years has outpaced Canada’s, and private-sector economists expect Ontario to be a growth leader over the next two years. While global economic challenges persist, Ontario continues to benefit from steady economic growth in the United States, low oil prices and a competitive Canadian dollar. Ontario’s economic outlook is characterized by a balanced set of risks.

The Ministry of Finance is forecasting growth in Ontario real gross domestic product (GDP) of 2.2 per cent on average over the 2016–19 period. For prudent fiscal planning, these real GDP growth projections are slightly below the average of private-sector forecasts.1

TABLE 3.1 Ontario Economic Outlook (Per Cent)
	2013	2014	2015	2016p	2017p	2018p	2019p
Real GDP Growth	1.5	2.7	2.5	2.5	2.2	2.1	1.9
Nominal GDP Growth	2.2	4.7	4.9	3.4	4.1	4.1	3.9
Employment Growth	1.8	0.8	0.7	1.0	1.2	1.2	1.1
CPI Inflation	1.0	2.4	1.2	1.9	2.0	2.0	2.0
p = Ontario Ministry of Finance planning projection. Sources: Statistics Canada and Ontario Ministry of Finance.

Steady growth in the U.S. economy, along with the ongoing impacts of a more competitive Canadian dollar and low oil prices, continues to support Ontario’s economic growth. Exports have shifted higher, businesses are hiring more workers, productivity has improved and household incomes are rising. Ontario’s economy is expected to remain a provincial growth leader over the next two years, largely as projected at the time of the 2016 Budget.

[1]	Based on information available as of October 26, 2016. On November 9, 2016, Statistics Canada released the Provincial Economic Accounts for 2015, including revisions back to 2013. These new data have been incorporated into the 2016 Ontario Economic Outlook and Fiscal Review. However, economic forecasts for 2016 to 2019 are based on previous GDP estimates published in the Ontario Economic Accounts.

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Ontario’s Recent Economic Performance

In 2015, Ontario’s real GDP increased by 2.5 per cent, comparable to growth in the United States, and outperforming Canada and all other G7 countries. Ontario’s growth was driven by higher consumer spending, stronger exports and solid business investment.

CHART 3.1	2015 Real GDP Growth, Ontario and the G7

Sources: Organisation for Economic Co-operation and Development (OECD) and Statistics Canada.

Solid growth continued for Ontario in the first quarter of 2016. Real GDP advanced by 0.8 per cent, driven by increases in exports and household spending. In the second quarter, economic growth moderated to 0.2 per cent, mainly reflecting a decline in exports, following a strong increase over the previous four quarters. However, recent economic indicators show Ontario’s growth is regaining momentum in the second half of 2016.

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Ontario Employment Continues to Advance

CHART 3.2	Employment Gains Concentrated in Full-Time, Private-Sector, Above-Average Wage Industries

Note: Above-average wage industries are defined as those with earnings above the average hourly earnings of all industries in 2015. Sources: Statistics Canada and Ontario Ministry of Finance.

Steady employment gains since the 2008–09 global recession have led to continued improvements in Ontario’s unemployment rate, which is at an eight-year low. As of October, Ontario’s unemployment rate was 6.4 per cent, lower than the rate of 7.4 per cent in the rest of Canada.

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Ontario Exports Remain Solid

CHART 3.3	Ontario Trade Continues to Support the Economy

Note: Total trade includes the trade of goods and services both internationally and interprovincially. Source: Statistics Canada.

In 2015, Ontario’s export growth was driven by a strong gain in international merchandise exports, with notable gains to Ontario’s top three trading partners (the United States, United Kingdom and Mexico).

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External Economic Environment

Forecasts for key external factors are summarized in the table below. These are used as the basis for the Ministry of Finance’s forecast for Ontario’s economic growth.

TABLE 3.2 Outlook for External Factors
	2013	2014	2015	2016p	2017p	2018p	2019p
World Real GDP Growth (Per Cent)	3.3	3.4	3.2	3.1	3.4	3.6	3.7
U.S. Real GDP Growth (Per Cent)	1.7	2.4	2.6	1.5	2.2	2.1	2.1
West Texas Intermediate Crude Oil ($US/bbl.)	98	93	49	43	53	59	64
Canadian Dollar (Cents US)	97.1	90.5	78.2	75.6	77.0	80.0	82.0
Three-Month Treasury Bill Rate[1] (Per Cent)	1.0	0.9	0.5	0.5	0.5	1.0	1.6
10-Year Government Bond Rate[1] (Per Cent)	2.3	2.2	1.5	1.2	1.5	2.2	2.8

p = Ontario Ministry of Finance planning projection based on private-sector forecasts.

[1] Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (October 2016), U.S. Bureau of Economic Analysis,

Blue Chip Economic Indicators (October 2016), U.S. Energy Information Administration, Bank of Canada,

Ontario Ministry of Finance Survey of Forecasters (October 2016) and Ontario Ministry of Finance.

The external environment remains supportive for Ontario’s economic growth, with a more competitive Canadian dollar, low oil prices and stronger global growth.

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Outlook for Ontario’s Economic Growth

CHART 3.4	Ontario Economic Growth Expected to Broaden

Notes: Government includes investment and consumption expenditure. Business Investment includes investment in plant, equipment and intellectual property products. Source: Ontario Ministry of Finance.

Ontario’s economy is expected to strengthen as growth broadens across major sectors of the economy, including household spending and exports.

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Employment is forecast to increase by 1.0 per cent, or 68,000 net new jobs, in 2016, up from growth of 0.7 per cent in 2015. Employment gains of 1.2 per cent annually, on average, are expected over the 2017 to 2019 period. Ontario’s unemployment rate is projected to be 6.6 per cent this year, down from 6.8 per cent in 2015. The unemployment rate is forecast to steadily decline to 6.2 per cent by 2019.

CHART 3.5	Ontario’s Labour Market Expected to Improve Further

p = Ontario Ministry of Finance planning projection. Sources: Statistics Canada and Ontario Ministry of Finance.

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Ontario’s Housing Market

The affordability of homes in most areas of Ontario was within recent historical ranges as of 2015, while recent growth in prices has affected affordability in the Greater Toronto Area and, to a lesser extent, in the Hamilton–Burlington area. Price increases have been influenced by several factors, including rising incomes, growth in the number of households and low borrowing costs. However, available data sources do not provide a comprehensive explanation of all factors affecting house prices. The Ontario government is taking steps to better understand Ontario’s housing market and is committed to supporting affordability for homebuyers (see Chapter I, Section E: Towards a Fair Society and Chapter V, Section B: Modernizing Land Transfer Tax and Other Tax Measures for more details).

CHART 3.6	Mortgage Carrying Costs in the GTA and Hamilton–Burlington Elevated Relative to Historical Trends

           Notes: Carrying cost is based on the average five-year mortgage rate, a 25-year amortization and a 25 per cent down payment.

           Home price is the average home resale price by region/community. For the 2000–14 period, income is the median total income by census family by census metropolitan area. Income for 2015 is Ontario Ministry of Finance estimate.

           Sources: Statistics Canada, Canadian Real Estate Association, Bank of Canada and Ontario Ministry of Finance.

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Section A: Ontario’s Economic Outlook

Risks to Ontario’s Economic Outlook

Table 3.3 provides current estimates of the impact of sustained changes in key external factors on the growth of Ontario’s real GDP, assuming other external factors are unchanged. The relatively wide range for the impacts reflects uncertainty regarding how the economy would be expected to respond to these changes in external conditions.

TABLE 3.3 Impacts of Sustained Changes in Key External Factors on Ontario’s Real GDP Growth (Percentage Point Change)
	First Year	Second Year
Canadian Dollar Depreciates by Five Cents US	+0.1 to +0.7	+0.2 to +0.8
Crude Oil Prices Decrease by $10 US per Barrel	+0.1 to +0.3	+0.1 to +0.3
U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7
Canadian Interest Rates Increase by One Percentage Point	–0.1 to –0.5	–0.2 to –0.6
Source: Ontario Ministry of Finance.

Low oil prices benefit the Ontario economy through reduced fuel costs for businesses and households. If oil prices remain at low levels, they could provide a stronger-than-expected boost to the Ontario economy. In addition, the low interest rate environment could continue longer than expected, adding further support to domestic spending and investment, including Ontario’s housing market.

Weaker-than-expected global economic growth could dampen demand for Ontario exports and lead to increased volatility in financial markets. This could weigh on business and consumer confidence and negatively impact investment and consumer spending in Ontario. Rising global competition and the increase in global trade protectionism could also represent a potential challenge for Ontario’s export sector. Deteriorating affordability and high mortgage debt loads could contribute to a downturn in the housing market.

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Details of the Ontario Economic Outlook

The following table provides details of the Ministry of Finance’s economic outlook for 2016 to 2019.

TABLE 3.4 The Ontario Economy, 2014 to 2019 (Per Cent Change)
	Actual		Projection
	2014	2015	2016	2017	2018	2019
Real Gross Domestic Product	2.7	2.5	2.5	2.2	2.1	1.9
Household Consumption	2.8	2.7	3.0	2.1	1.8	1.6
Residential Construction	0.7	7.2	7.0	1.5	1.2	1.8
Non-residential Construction	7.7	9.7	(0.8)	2.0	5.0	4.1
Machinery and Equipment	4.3	6.8	(2.4)	3.8	6.5	6.0
Exports	4.4	2.8	2.4	2.5	2.5	2.4
Imports	4.0	3.7	1.8	2.5	2.4	2.2
Nominal Gross Domestic Product	4.7	4.9	3.4	4.1	4.1	3.9
Primary Household Income	3.6	4.4	3.9	3.9	4.1	4.1
Compensation of Employees	3.5	4.2	3.8	4.0	4.4	4.5
Net Operating Surplus — Corporations	14.9	9.1	1.3	7.5	6.3	4.5
Other Economic Indicators
Retail Sales	5.0	4.2	4.7	3.6	4.1	4.1
Housing Starts (000s)	59.1	70.2	73.0	68.0	68.0	72.0
Home Resales	4.0	9.6	6.9	(2.0)	0.9	2.7
Consumer Price Index	2.4	1.2	1.9	2.0	2.0	2.0
Employment	0.8	0.7	1.0	1.2	1.2	1.1
Job Creation (000s)	55	45	68	85	88	81
Unemployment Rate (Per Cent)	7.3	6.8	6.6	6.5	6.4	6.2
Key External Variables
U.S. Real Gross Domestic Product	2.4	2.6	1.5	2.2	2.1	2.1
WTI Crude Oil ($ US/bbl.)	93	49	43	53	59	64
Canadian Dollar (Cents US)	90.5	78.2	75.6	77.0	80.0	82.0
Three-month Treasury Bill Rate[1]	0.9	0.5	0.5	0.5	1.0	1.6
10-year Government Bond Rate[1]	2.2	1.5	1.2	1.5	2.2	2.8

[1]  Government of Canada interest rates (per cent).

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Canadian Real Estate Association, Bank of Canada, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2016), U.S. Energy Information Administration and Ontario Ministry of Finance.

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Private-Sector Forecasts

The Ministry of Finance consults with private-sector economists and tracks their forecasts to inform the government’s planning assumptions. Additionally, in the process of preparing the 2016 Ontario Economic Outlook and Fiscal Review, the Minister of Finance met with private-sector economists to discuss their views on the economy.

Private-sector economists are projecting continued growth for Ontario over the forecast horizon. On average, private-sector economists are calling for real GDP growth of 2.6 per cent in 2016, 2.3 per cent in 2017, 2.2 per cent in 2018 and 2.0 per cent in 2019. For prudent fiscal planning, the Ministry of Finance’s real GDP growth projections are slightly below the average private-sector forecasts.

TABLE 3.5 Private-Sector Forecasts for Ontario Real GDP Growth (Per Cent)
	2016	2017	2018	2019
BMO Capital Markets (October)	2.6	2.3	1.7	1.7
Central 1 Credit Union (October)	2.3	2.2	2.4	2.8
Centre for Spatial Economics (August)	2.6	2.3	1.7	1.6
CIBC World Markets (October)	2.5	2.2	2.3	–
Conference Board of Canada (July)	2.8	2.2	1.9	1.9
Desjardins Group (October)	2.6	2.3	2.2	1.5
IHS Global Insight (July)	2.5	2.5	2.5	2.1
Laurentian Bank Securities (August)	2.7	2.4	2.4	–
National Bank (September)	2.3	2.1	–	–
RBC Financial Group (September)	2.7	2.4	–	–
Scotiabank Group (October)	2.6	2.3	2.2	–
TD Bank Financial Group (September)	2.7	2.0	1.7	–
University of Toronto (October)	2.7	2.6	2.7	2.2
Private-Sector Survey Average	2.6	2.3	2.2	2.0
Ontario’s Planning Assumption	2.5	2.2	2.1	1.9

Source: Ontario Ministry of Finance Survey of Forecasters (October 26, 2016).

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Comparison to the 2016 Budget

The current private-sector average outlook for Ontario real GDP growth is 2.6 per cent in 2016, up from 2.3 per cent projected at the time of the 2016 Budget. The stronger outlook reflects relatively strong economic growth recorded in Ontario over the second half of 2015 and early 2016. The outlook over the 2017–19 period has moved slightly lower compared to the 2016 Budget.

Key changes since the 2016 Budget include:

➤	Higher real GDP growth in 2016, but marginally lower over the 2017–19 period;

➤	Lower nominal GDP growth over the outlook;

➤	A higher level of housing starts over the 2016–17 period;

➤	Upward revisions to the Canadian dollar over the 2016–17 period; and

➤	Downward revisions to U.S. real GDP growth and interest rates over the forecast period.

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Section A: Ontario’s Economic Outlook

TABLE 3.6 Changes in Ministry of Finance Key Economic Forecast Assumptions: 2016 Budget Compared with 2016 Fall Economic Statement (FES) (Per Cent Change)
	2016p		2017p		2018p		2019p
	2016 Budget	2016 FES	2016 Budget	2016 FES	2016 Budget	2016 FES	2016 Budget	2016 FES
Real Gross Domestic Product	2.2	2.5	2.4	2.2	2.2	2.1	2.0	1.9
Nominal Gross Domestic Product	4.0	3.4	4.6	4.1	4.2	4.1	4.0	3.9
Retail Sales	4.8	4.7	3.7	3.6	3.4	4.1	3.2	4.1
Housing Starts (000s)	64.0	73.0	65.0	68.0	68.0	68.0	72.0	72.0
Primary Household Income	4.5	3.9	4.4	3.9	4.2	4.1	4.2	4.1
Compensation of Employees	4.4	3.8	4.5	4.0	4.5	4.4	4.4	4.5
Net Operating Surplus — Corporations	3.7	1.3	8.5	7.5	5.7	6.3	3.9	4.5
Employment	1.1	1.0	1.2	1.2	1.2	1.2	1.1	1.1
Job Creation (000s)	78	68	85	85	82	88	79	81
Consumer Price Index	1.8	1.9	2.0	2.0	2.0	2.0	2.0	2.0
Key External Variables
U.S. Real Gross Domestic Product	2.1	1.5	2.4	2.2	2.4	2.1	2.2	2.1
WTI Crude Oil ($ US/bbl.)	42	43	53	53	60	59	67	64
Canadian Dollar (Cents US)	72.0	75.6	75.5	77.0	81.0	80.0	83.0	82.0
Three-month Treasury Bill Rate[1] (Per Cent)	0.5	0.5	0.8	0.5	2.2	1.0	2.8	1.6
10-year Government Bond Rate[1] (Per Cent)	1.6	1.2	2.3	1.5	3.3	2.2	3.6	2.8

p = Ontario Ministry of Finance planning projection.

[1]  Government of Canada interest rates.

Sources: Statistics Canada, Canada Mortgage and Housing Corporation, Bank of Canada, U.S. Energy Information Administration, U.S. Bureau of Economic Analysis, Blue Chip Economic Indicators (October 2016) and Ontario Ministry of Finance.

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Section B: Fiscal Outlook

Section B:	Fiscal Outlook

The government is dedicated to a fiscally sound approach to managing the Province’s finances. This will help grow the economy, create jobs and ensure the sustainability of programs and services that help Ontarians in their everyday lives. An important aspect of the government’s fiscal approach is its commitment to balance the budget in 2017–18. The strengthening of the Ontario economy, together with the government’s approach to fiscal management, is supporting strategic investments in new child care spaces, hospitals and electricity cost relief for consumers.

The government is currently projecting a deficit of $4.3 billion in 2016–17, and a balanced budget in 2017–18 and 2018–19, consistent with the 2016 Budget plan.

TABLE 3.7 Ontario’s Medium-Term Fiscal Plan and Outlook
($ Billions)
		Current	Medium-Term Outlook
	Actual 2015–16	Outlook 2016–17	2017–18	2018–19
Revenue	128.4	132.7	140.1	144.9
Expense
Programs	122.4	125.3	127.7	131.7
Interest on Debt	11.0	11.4	11.7	12.4
Total Expense	133.4	136.6	139.4	144.1
Surplus/(Deficit) Before Reserve	(5.0)	(3.9)	0.7	0.8
Reserve	–	0.4	0.7	0.8
Surplus/(Deficit)	(5.0)	(4.3)	0.0	0.0
Net Debt as a Per Cent of GDP	40.0	40.3	39.8	39.3
Accumulated Deficit as a Per Cent of GDP	26.6	26.2	25.2	24.2

Notes: Numbers may not add due to rounding.

2015–16 actual results reflect the accounting treatment adopted in the Public Accounts of Ontario 2015–2016 including the Pension Adjustment related to net pension assets. Outlook for 2016–17 to 2018–19 also reflects this Pension Adjustment.

Revenues are projected to grow from $132.7 billion in 2016–17 to $144.9 billion in 2018–19. This represents an increase in the medium-term revenue outlook since the 2016 Budget, reflecting a higher tax revenue base, largely a result of the processing of 2015 personal and corporate income tax returns since the 2016 Budget and a stronger housing market in 2016.

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Program expense is projected to grow from $125.3 billion in 2016–17 to $131.7 billion in 2018–19, and is forecast to be higher in each year compared to the 2016 Budget plan. This includes investing in things that matter most and that help Ontarians, such as electricity cost relief for Ontario consumers and support for public hospitals. Consistent with the accounting treatment for pensions reflected in the Public Accounts of Ontario 2015–2016, including the Pension Adjustment related to net pension assets, the outlook also reflects a cautious approach to forecasting pension expense each year (see Chapter II, Section B: Transforming Government and Managing Costs).

Total expense is also projected to be higher in each year compared to the 2016 Budget, but is partly mitigated by lower-than-forecast interest on debt expense resulting from lower-than-forecast interest rates.

The 2016 Budget included a reserve of $1.0 billion in 2016–17, $1.1 billion in 2017–18 and $1.2 billion in 2018–19, to protect the fiscal outlook against unforeseen adverse changes. The reserve is being reduced to $0.4 billion in 2016–17, $0.7 billion in 2017–18 and $0.8 billion in 2018–19 to help mitigate the impact of the unexpected change to the accounting treatment for net pension assets.

The net debt-to-GDP ratio is projected to be 40.3 per cent in 2016–17 and then begin to decline from 2017–18 onwards.

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Section B: Fiscal Outlook

2016–17 Fiscal Update

The government continues to project a deficit of $4.3 billion in 2016–17, unchanged from the 2016 Budget forecast.

TABLE 3.8 2016–17 In-Year Fiscal Update
($ Millions)
	Budget Plan	Current Outlook	In-Year Change
Revenue	130,589	132,720	2,131
Expense
Programs	122,139	125,269	3,130
Interest on Debt	11,756	11,375	(381)
Total Expense	133,895	136,644	2,749
Reserve	1,000	400	(600)
Surplus/(Deficit)	(4,306)	(4,324)	(18)

Notes: Numbers may not add due to rounding.

The Budget Plan reflects the Province’s historical application of public-sector accounting standards for net pension assets. The Current Outlook reflects the approach to forecasting pension expense including the Pension Adjustment.

The Province’s total revenue projection of $132.7 billion for 2016–17 is $2.1 billion higher than the 2016 Budget forecast. This is largely due to projected higher personal and corporate income tax revenues and continued strength in the housing market.

The 2016–17 program expense outlook is $3.1 billion higher than the projection in the 2016 Budget. This reflects electricity cost relief and an investment to support public hospitals. It also incorporates $2.2 billion in increased pension expense related to the Pension Adjustment (see Chapter II, Section B: Transforming Government and Managing Costs).

Interest on debt expense for 2016–17 is forecast to be $11.4 billion, $0.4 billion lower than forecast in the 2016 Budget, continuing a trend that has been in place since 2010–11, through a combination of lower-than-forecast deficits and borrowing requirements, and lower-than-forecast interest rates.

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As a result, the total expense outlook for 2016–17 is projected to be $2.7 billion higher than the 2016 Budget forecast.

The 2016–17 outlook also includes a $0.4 billion reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense. The reserve is reduced by $0.6 billion from the 2016 Budget plan to help mitigate the fiscal impact of the Pension Adjustment.

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Section B: Fiscal Outlook

2016–17 Revenue Changes since the 2016 Budget

The Province’s revenue outlook of $132.7 billion in 2016–17 is $2.1 billion higher than the 2016 Budget forecast. The increase largely reflects higher income tax revenues, particularly from Personal Income Tax and Corporate Income Tax, due to stronger-than-projected 2015 tax return results and a stronger housing market, which led to higher Land Transfer Tax revenues.

TABLE 3.9 Summary of Revenue Changes since the 2016 Budget
($ Millions)
2016–17
Taxation Changes
Personal Income Tax and Ontario Health Premium	1,108
Corporations Tax	726
Land Transfer Tax	314
All Other Taxes	123
Employer Health Tax	(111)
Sales Tax	(132)
Total Taxation Changes	2,028
Government of Canada Transfers	(182)
Income from Government Business Enterprises	185
Other Non-Tax Revenues	100
Total Revenue Changes since the 2016 Budget	2,131
Note: Numbers may not add due to rounding.

Details of 2016–17 In-Year Revenue Changes

Key changes to revenue projections since the 2016 Budget include the following:

➤	Personal Income Tax and Ontario Health Premium combined revenue is $1,108 million higher than the 2016 Budget forecast, primarily due to higher 2015 revenue, based on tax returns processed since the 2016 Budget. This is partially offset by slower projected growth in wages and salaries in 2016.

➤	Corporations Tax revenue is $726 million higher, based on 2015 tax returns processed since the 2016 Budget. This is partially offset by slower growth in corporate profits in 2016.

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➤	Land Transfer Tax revenue is $314 million higher, due to the continued strength of Ontario’s housing market in 2016.

➤	All Other Taxes revenue is $123 million higher, mainly reflecting higher 2015–16 Education Property Tax, Preferred Share Dividend Tax and Tobacco Tax revenues.

➤	Employer Health Tax revenue is $111 million lower, based on 2015–16 results and slightly slower projected growth in wages and salaries in 2016.

➤	The outlook for Sales Tax revenue is $132 million lower, reflecting an anticipated negative prior-year adjustment to the Province’s 2015 Harmonized Sales Tax (HST) revenue entitlement.

➤	Government of Canada Transfers are $182 million lower, mainly due to lower transfers in 2016–17 for home care and infrastructure than anticipated in the 2016 Budget. Funding announced since the 2016 Budget for affordable housing, postsecondary education, and clean water and wastewater projects is included in the outlook.

➤	Income from Government Business Enterprises is $185 million higher, reflecting stronger 2016–17 year-to-date performances of the Ontario Lottery and Gaming Corporation (OLG) and Liquor Control Board of Ontario (LCBO).

➤	Other Non-Tax Revenue is $100 million higher, reflecting higher projected revenue related to recoveries of prior-year expenditures based on 2015–16 results.

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Section B: Fiscal Outlook

2016–17 Expense Changes since the 2016 Budget

The 2016–17 total expense outlook, at $136.6 billion, is $2.7 billion higher than the projection in the 2016 Budget.

TABLE 3.10 Summary of Expense Changes since the 2016 Budget
($ Millions)
2016–17
Net Changes in Program Expense Reported in First Quarter Finances	0.9

Program Expense Changes since the First Quarter Finances
Pension Adjustment[1]	2,240.5
Net Program Expense Changes Associated with Increased Federal Transfers	423.0
Green Investment Fund	325.0
8% Provincial Rebate for Electricity Consumers	300.0
Support for Improved Patient Services in Hospitals	140.3
Emergency Forest Firefighting	65.0
School Renewal Funding	37.6
Ontario’s Strategy to End Human Trafficking	1.4
Contingency Funds	(404.0)
Net Program Expense Changes since the First Quarter Finances	3,128.8
Interest on Debt	(381.0)
Total Expense Changes since the 2016 Budget	2,748.7

Notes: Numbers may not add due to rounding.

[1]    Reflects the approach to forecasting pension expense including the Pension Adjustment (see Chapter II, Section B: Transforming Government and Managing Costs).

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Details of 2016–17 In-Year Expense Changes

The following program expense changes have occurred since the 2016–17 First Quarter Finances.

➤	A $2.2 billion pension expense increase to reflect the Pension Adjustment. This potential impact reflects a consistent approach for pension expense as reported in the Public Accounts of Ontario 2015–2016 (see Chapter II, Section B: Transforming Government and Managing Costs for details on the treatment of Provincial net pension assets).

➤	An expense increase of $423.0 million in 2016–17 to support new investments in social and affordable housing, postsecondary education, and projects under the Clean Water and Wastewater Fund (CWWF), fully offset by federal revenue. The net expense increase in 2016–17 of $423.0 million represents the first portion of the multi-year bilateral infrastructure agreements reached between the Province and the federal government since the 2016 Budget. The agreements include almost $2 billion in federal support for social and affordable housing, new infrastructure investments at Ontario postsecondary institutions and the CWWF.

➤	An investment of $325.0 million for the Green Investment Fund, as announced in the 2015 Ontario Economic Outlook and Fiscal Review, to support the Province’s climate change strategy.

➤	Electricity cost relief of $300.0 million to provide a rebate equal to the provincial portion of the HST on electricity bills.

➤	An investment of $140.3 million to maintain and expand patient access to high-quality services in public hospitals across Ontario as they continue to meet the growing needs of their local communities. The new funding will help many hospitals sustain and improve access to key services such as obstetrics, elective surgeries and diagnostic imaging, and will help reduce wait times for hospital services.

➤	An increase of $65.0 million to support emergency forest firefighting activities until the end of the 2016 fire season.

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➤	An increase of $37.6 million for school renewal funding. This expense increase is part of the additional $1.1 billion over two school years that the Province announced in summer 2016.

➤	An increase of $1.4 million to support planning for implementation of Ontario’s Strategy to End Human Trafficking.

➤	A decrease of $404.0 million in the contingency funds to offset select program expense changes that have occurred since the 2016–17 First Quarter Finances.

Interest on debt expense is $381.0 million lower than projected in the 2016 Budget, primarily as a result of lower-than-forecast interest rates.

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Medium-Term Fiscal Outlook

The government continues to project a balanced budget in 2017–18 and 2018–19, unchanged from the 2016 Budget forecast.

Medium-Term Revenue Outlook

The medium-term revenue outlook reflects current revenue information and projections for the Ontario economy as outlined in Section A: Ontario’s Economic Outlook of this chapter, as well as revised assumptions related to the federal government’s commitments. Revenue is projected to grow at an average annual rate of 4.1 per cent between 2015–16 and 2018–19.

Key information still to be received over the remainder of the fiscal year could have a significant impact on the medium-term revenue outlook.

TABLE 3.11 Summary of Medium-Term Revenue Outlook ($ Billions)
	Current Outlook 2016–17	Medium-Term Outlook
		2017–18	2018–19
Revenue
Taxation Revenue	93.8	98.1	103.0
Government of Canada	24.5	25.7	26.5
Income from Government Business Enterprises	5.2	5.5	5.9
Other Non-Tax Revenue	9.2	10.7	9.5
2016 Ontario Economic Outlook and Fiscal Review	132.7	140.1	144.9
Note: Numbers may not add due to rounding.

The medium-term Taxation Revenue outlook reflects current revenue information and projections for the Ontario economy. Taxation revenue is projected to grow by $11.1 billion between 2015–16 and 2018–19, or at an average annual rate of 3.9 per cent, which is consistent with average annual nominal GDP growth of 3.9 per cent.

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Government of Canada transfers are projected to grow by $3.6 billion, or at an average annual rate of 5.0 per cent over the medium term. The forecast also includes new funding for postsecondary education and infrastructure projects, reflecting recently signed agreements with the federal government.

The outlook for Income from Government Business Enterprises (GBEs) is based on Ministry of Finance estimates for Hydro One and Hydro One Brampton and projections provided by Ontario Power Generation, LCBO and OLG. Overall revenue from GBEs is projected to grow by $1.0 billion between 2015–16 and 2018–19, or at an average annual rate of 6.4 per cent, reflecting higher net income overall from the GBEs.

The outlook for Other Non-Tax Revenue is based on projections provided by government ministries and provincial agencies. The outlook for Other Non-Tax Revenue is projected to increase by $0.8 billion, or at an average annual rate of 2.8 per cent, over the medium term. The Other Non-Tax Revenue outlook includes anticipated proceeds from the auctioning of cap-and-trade permits beginning in 2017 and projected net proceeds from the government’s asset optimization strategy. The decrease in Other Non-Tax Revenue in 2018–19 largely reflects the removal of the debt retirement charge from electricity bills as of April 1, 2018, and a decrease in projected net proceeds from the asset optimization strategy.

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Medium-Term Revenue Changes since the 2016 Budget

TABLE 3.12 Summary of Medium-Term Revenue Changes since the 2016 Budget ($ Billions)
	Current Outlook 2016–17	Medium-Term Outlook
		2017–18	2018–19
2016 Budget Total Revenue	130.6	137.7	141.9
Changes since the 2016 Budget
Taxation Revenue	2.0	2.1	2.8
Government of Canada	(0.2)	(0.0)	(0.1)
Income from Government Business Enterprises	0.2	0.2	0.2
Other Non-Tax Revenue	0.1	0.1	0.1
Total Changes since the 2016 Budget	2.1	2.4	3.0
2016 Ontario Economic Outlook and Fiscal Review Total Revenue	132.7	140.1	144.9
Note: Numbers may not add due to rounding.

The outlook for Taxation Revenue has increased over the medium term, reflecting continued strength in the housing market in 2016 and a higher tax revenue base, including higher revenues from the processing of 2015 personal and corporate income tax returns during 2016 and higher HST revenues due in part to a projected increase in Ontario’s share allocation for HST. These positive impacts are partially offset by slower nominal GDP growth in 2016 and 2017.

The lower medium-term outlook for Government of Canada transfers is largely due to lower Equalization payments in 2017–18 and 2018–19, and revisions to projected funding for infrastructure. This includes new funding for affordable housing, postsecondary education and projects under the CWWF.

The change in the medium-term outlook for Income from Government Business Enterprises reflects higher projected revenues from OLG and LCBO, based on 2016–17 year-to-date performances of these enterprises.

The change in Other Non-Tax Revenue largely reflects higher projected revenue from recoveries of prior-year expenditures based on 2015–16 results.

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Medium-Term Expense Outlook

TABLE 3.13 Summary of Medium-Term Expense Changes since the 2016 Budget ($ Billions)
	Current Outlook 2016–17	Medium-Term Outlook
		2017–18	2018–19
2016 Budget Total Expense	133.9	136.6	140.7
Changes since the 2016 Budget
Pension Adjustment[1]	2.2	2.8	3.7
Other Net Program Expense Changes	0.9	0.8	0.4
Total Changes in Program Expense since the 2016 Budget	3.1	3.5	4.1
Interest on Debt	(0.4)	(0.8)	(0.7)
Total Changes in Expense since the 2016 Budget	2.7	2.8	3.4
2016 Ontario Economic Outlook and Fiscal Review Total Expense	136.6	139.4	144.1
[1]	The outlook reflects the approach to forecasting pension expense including the Pension Adjustment. The comparative impact for 2015–16 was $1.5 billion, as reported in the Public Accounts of Ontario 2015–2016.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Program expense is projected to be $3.5 billion higher in 2017–18 and $4.1 billion higher in 2018–19 compared to 2016 Budget projections. The program expense outlook over the medium term is higher, mainly due to electricity cost relief for consumers and the impact of recently signed infrastructure agreements with the federal government. It also incorporates the impact of a change in forecasting pension expense each year to include the projected Pension Adjustment.

Interest on debt expense is projected to be $0.8 billion lower in 2017–18 and $0.7 billion lower in 2018–19 compared with the forecast laid out in the 2016 Budget, primarily as a result of lower-than-forecast interest rates and cost-effective debt management.

Total expense is projected to grow to $144.1 billion by 2018–19, above the forecast included in the 2016 Budget, as a result of higher program expense, partially offset by lower interest on debt.

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Fiscal Prudence

As required by the Fiscal Transparency and Accountability Act, 2004, Ontario’s fiscal plan incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the Province’s revenue and expense. The current fiscal outlook includes a reserve of $0.4 billion in 2016–17, $0.7 billion in 2017–18 and $0.8 billion in 2018–19, reduced from the 2016 Budget to help mitigate the impact of the Pension Adjustment.

The current outlook also maintains contingency funds to help mitigate expense risks — particularly in cases where health and safety may be compromised, services to the most vulnerable are jeopardized, or in the event of natural disasters — that may otherwise negatively impact Ontario’s fiscal performance.

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Details of Ontario’s Finances

The following tables and charts provide information on the Province’s historical financial performance, key fiscal indicators, and Ontario’s fiscal plan and outlook.

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TABLE 3.14 Revenue ($ Millions)
	2013–14	2014–15	Actual 2015–16	Current Outlook 2016–17
Taxation Revenue
Personal Income Tax	26,929	29,313	31,141	33,202
Sales Tax[1]	20,481	21,689	23,455	23,844
Corporations Tax	11,423	9,557	11,428	12,776
Education Property Tax[2]	5,457	5,561	5,839	5,914
Employer Health Tax	5,283	5,415	5,649	5,896
Ontario Health Premium	3,128	3,366	3,453	3,677
Gasoline Tax	2,363	2,447	2,459	2,564
Land Transfer Tax	1,614	1,778	2,118	2,365
Tobacco Tax	1,110	1,163	1,226	1,243
Fuel Tax	718	739	751	766
Beer and Wine Tax	557	560	582	600
Electricity Payments In Lieu of Taxes	543	180	3,247	515
Other Taxes	360	507	470	485
	79,966	82,275	91,818	93,847
Government of Canada
Canada Health Transfer	11,940	12,408	13,089	13,893
Canada Social Transfer	4,689	4,847	4,984	5,141
Equalization	3,169	1,988	2,363	2,304
Infrastructure Programs	123	137	146	742
Labour Market Programs	909	896	927	1,187
Social Housing	474	465	455	434
Wait Times Reduction Fund	96	–	–	–
Other Federal Payments	877	874	893	761
	22,277	21,615	22,857	24,462
Government Business Enterprises
Ontario Lottery and Gaming Corporation	2,009	1,995	2,234	2,118
Liquor Control Board of Ontario	1,723	1,831	1,956	2,045
Ontario Power Generation Inc./Hydro One Ltd./Brampton Distribution Holdco Inc.	1,605	1,789	719	1,049
	5,337	5,615	4,909	5,212
Other Non-Tax Revenue
Reimbursements	962	985	991	983
Vehicle and Driver Registration Fees	1,248	1,433	1,565	1,751
Electricity Debt Retirement Charge	954	956	859	625
Power Supply Contract Recoveries	1,296	950	875	643
Sales and Rentals	1,160	2,336	2,102	2,409
Cap-and-Trade Proceeds	–	–	–	478
Other Fees and Licences	759	693	964	987
Net Reduction of Power Purchase Contract Liability	243	217	172	129
Royalties	242	275	274	287
Miscellaneous Other Non-Tax Revenue[3]	1,467	1,196	991	907
	8,331	9,041	8,793	9,199
Total Revenue	115,911	118,546	128,377	132,720
[1]	Sales Tax revenue is net of the Ontario Sales Tax Credit and the energy component of the Ontario Energy and Property Tax Credit.
[2]	Education Property Tax revenue is net of the property tax credit component of the Ontario Energy and Property Tax Credit and the Ontario Senior Homeowners’ Property Tax Grant.
[3]	Relatively high Miscellaneous Other Non-Tax Revenue in 2013–14 reflects the gain on the sale of the Province’s shares of General Motors Company and higher recoveries of prior-year expenditures.

Note: Numbers may not add due to rounding.

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TABLE 3.15 Total Expense ($ Millions)
Ministry Expense	2013–14	2014–15	Actual 2015–16	Current Outlook 2016–17
Aboriginal Affairs[1]	63	67	74	79.9
Agriculture, Food and Rural Affairs[1]	800	805	882	915.9
Attorney General	1,812	1,782	1,859	1,867.8
Board of Internal Economy[2]	199	264	205	219.9
Children and Youth Services	3,973	4,112	4,242	4,448.8
Citizenship, Immigration and International Trade	152	157	169	176.8
Community and Social Services[1]	9,977	10,551	11,295	11,470.8
Community Safety and Correctional Services[1]	2,380	2,524	2,567	2,648.5
Economic Development, Employment and Infrastructure/Research and Innovation[1]	992	1,076	1,134	1,176.4
Education[1]	23,645	24,630	24,998	25,672.3
Energy[1]	311	326	328	322.0
Environment and Climate Change[1]	480	486	503	531.4
Executive Offices[1]	30	43	36	44.9
Finance[1]	907	951	1,045	968.6
Francophone Affairs, Office of	5	5	8	5.7
Government and Consumer Services	594	573	608	605.6
Health and Long-Term Care[1,3]	48,933	50,039	51,067	51,931.4
Labour	303	305	304	309.3
Municipal Affairs and Housing[1]	845	889	922	900.0
Natural Resources and Forestry[1]	720	714	724	750.1
Northern Development and Mines	719	804	701	790.7
Tourism, Culture and Sport[1]	1,337	1,246	1,431	1,290.1
Training, Colleges and Universities[3]	7,599	7,684	7,656	8,096.6
Transportation[1]	2,823	2,944	3,287	3,849.6
Treasury Board Secretariat[1]	222	227	215	347.7
Interest on Debt[4]	10,572	10,635	10,967	11,375.0
Other Expense[1]	5,972	5,022	6,177	6,648.3
Year-End Savings[5]	–	–	–	(800.0)
Total Expense	126,364	128,861	133,406	136,644.1
[1]	Details on other ministry expense can be found in Table 3.16, Details of Other Expense.
[2]	The 2014–15 amount includes expenses for the 2014 general election.
[3]	Years prior to 2015–16 reflect the Province’s historical application of public-sector accounting standards for net pension assets of pension plans. 2015–16 expense actuals reflect the accounting treatment adopted in the Public Accounts of Ontario 2015–2016 including the Pension Adjustment related to net pension assets. The outlook for 2016–17 also reflects this approach to forecasting pension expense.
[4]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $134 million in 2013–14, $202 million in 2014–15, $165 million in 2015–16 and $183 million in 2016–17.
[5]	As in past years, the Year-End Savings provision reflects efficiencies through in-year expenditure management and underspending due to factors such as program management, and changes in project startups and implementation plans.

Notes: Numbers may not add due to rounding.

The impact of recently announced ministry restructuring will be reflected in future updates.

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TABLE 3.16 Details of Other Expense ($ Millions)
Ministry Expense	2013–14	2014–15	Actual 2015–16	Current Outlook 2016–17
Aboriginal Affairs
Green Investment Fund Initiatives	–	–	–	5.0
One-Time Investments including Settlements	12	3	5	0.4
Agriculture, Food and Rural Affairs
Time-Limited Investments in Infrastructure	132	36	47	116.4
Time-Limited Assistance	17	7	–	3.1
Community and Social Services
Time-Limited Investments in Affordable and Supportive Housing	–	–	–	23.0
Community Safety and Correctional Services
Time-Limited Support for 2015 Pan/Parapan American Games Security	5	44	122	–
Economic Development, Employment and Infrastructure/ Research and Innovation
Green Investment Fund Initiatives	–	–	–	99.0
Federal–Provincial Infrastructure Programs	–	–	–	316.3
Education
Teachers’ Pension Plan[1]	873	564	1,590	1,672.0
Energy
Green Investment Fund Initiatives	–	–	–	108.0
Ontario Clean Energy Benefit	1,006	1,078	860	–
Strategic Asset Management and Transformation Related to Hydro One	–	–	44	70.9
8% Provincial Rebate for Electricity Consumers	–	–	–	300.0
Environment and Climate Change
Green Investment Fund Initiatives	–	–	–	1.0
Executive Offices
Time-Limited Assistance	–	–	–	1.0
Finance
Ontario Municipal Partnership Fund	569	542	513	505.0
Power Supply Contract Costs	1,296	920	875	643.1
Health and Long-Term Care
Time-Limited Investments in Affordable and Supportive Housing	–	–	–	4.7
Municipal Affairs and Housing
Green Investment Fund Initiatives	–	–	–	92.0
Time-Limited Investments in Municipal, Social and Affordable Housing	155	153	165	543.6
Time-Limited Investments	208	7	1	0.9
Natural Resources and Forestry
Emergency Forest Firefighting	92	78	95	134.8
Tourism, Culture and Sport
Time-Limited Investments to Support 2015 Pan/Parapan American Games	332	405	839	88.6
Transportation
Green Investment Fund Initiatives	–	–	–	20.0
Treasury Board Secretariat
Capital Contingency Fund	–	–	–	100.0
Operating Contingency Fund	–	–	–	552.4
Employee and Pensioner Benefits[1]	1,275	1,186	1,021	1,247.0
Total Other Expense	5,972	5,022	6,177	6,648.3
[1]	Years prior to 2015–16 reflect the Province’s historical application of public-sector accounting standards for net pension assets of pension plans. 2015–16 expense actuals reflect the accounting treatment adopted in the Public Accounts of Ontario 2015–2016 including the Pension Adjustment related to net pension assets. The outlook for 2016–17 also reflects this approach to forecasting pension expense.

Notes: Numbers may not add due to rounding.

The impact of recently announced ministry restructuring will be reflected in future updates.

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TABLE 3.17 2016–17 Infrastructure Expenditures ($ Millions)
		2016–17 Current Outlook
Sector	Total Infrastructure Expenditures 2015–16 Actual[1]	Investment in Capital Assets[2]	Transfers and Other Infrastructure Expenditures[3]	Total Infrastructure Expenditures[4]
Transportation
Transit	3,421	4,701	660	5,361
Provincial Highways	2,372	2,108	43	2,150
Other Transportation, Property and Planning	547	603	186	788
Health
Hospitals	3,045	2,621	263	2,884
Other Health	181	60	248	308
Education	1,590	2,390	171	2,561
Postsecondary
Colleges and Other	400	704	13	716
Universities	224	–	375	375
Social	267	12	801	814
Justice	150	58	197	255
Other Sectors[5]	556	436	748	1,183
Total Infrastructure Expenditures	12,752	13,693	3,703	17,396
[1]	Includes provincial investment in capital assets of $8.5 billion.
[2]	Includes $183 million in interest capitalized during construction.
[3]	Includes transfers to municipalities, universities and non-consolidated agencies.
[4]	Includes third-party investments in hospitals, colleges and schools, and provisional federal contributions to provincial infrastructure investments.
[5]	Includes government administration, natural resources, culture and tourism sectors.

Note: Numbers may not add due to rounding.

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TABLE 3.18 Ten-Year Review of Selected Financial and Economic Statistics[1] ($ Millions)

	2007–08	2008–09	2009–10[2]
Revenue	104,115	97,532	96,313
Expense
Programs	94,601	95,375	106,856
Interest on Debt[3]	8,914	8,566	8,719
Total Expense	103,515	103,941	115,575
Reserve	–	–	–
Surplus/(Deficit)	600	(6,409)	(19,262)
Net Debt[4]	156,616	169,585	193,589
Accumulated Deficit	105,617	113,238	130,957
Gross Domestic Product (GDP) at Market Prices	601,735	608,446	597,882
Primary Household Income	403,408	414,724	412,847
Population — July (000s)	12,764	12,883	12,998
Net Debt per Capita (dollars)	12,270	13,164	14,894
Household Income per Capita (dollars)	31,605	32,193	31,763
Interest on Debt as a Per Cent of Revenue	8.6	8.8	9.1
Net Debt as a Per Cent of GDP	26.0	27.9	32.4
Accumulated Deficit as a Per Cent of GDP	17.6	18.6	21.9
[1]	Revenue and expense have been restated to reflect a fiscally neutral accounting change for the revised presentation of education property taxes, as described in the 2010 Ontario Budget; a fiscally neutral accounting change related to the reclassification of government agencies and organizations, as described in the 2011 Ontario Economic Outlook and Fiscal Review; and a fiscally neutral reclassification of a number of tax measures that are transfers or grants, as described in the 2012 Ontario Budget.
[2]	Starting in 2009–10, investments in minor tangible capital assets owned by the Province were capitalized and amortized to expense. All capital assets owned by consolidated organizations are being accounted for in a similar manner.
[3]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $134 million in 2013–14, $202 million in 2014–15, $165 million in 2015–16 and $183 million in 2016–17.
[4]	Starting in 2009–10, Net Debt includes the net debt of hospitals, school boards and colleges, consistent with Public Sector Accounting Board standards. For comparative purposes, Net Debt has been restated from 2007–08 to 2008–09 to conform with this revised presentation.

Note: Years prior to 2015–16 reflect the Province’s historical application of public-sector accounting standards for net pension assets of pension plans. 2015–16 expense actuals reflect the accounting treatment adopted in the Public Accounts of Ontario 2015–2016 including the Pension Adjustment related to net pension assets. The outlook for 2016–17 also reflects this approach to forecasting pension expense.

Sources: Statistics Canada and Ontario Ministry of Finance.

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2010–11	2011–12	2012–13	2013–14	2014–15	Actual 2015–16	Current Outlook 2016–17
107,175	109,773	113,369	115,911	118,546	128,377	132,720

111,706	112,660	112,248	115,792	118,225	122,439	125,269
9,480	10,082	10,341	10,572	10,635	10,967	11,375
121,186	122,742	122,589	126,364	128,861	133,406	136,644
–	–	–	–	–	–	400
(14,011)	(12,969)	(9,220)	(10,453)	(10,314)	(5,029)	(4,324)
214,511	235,582	252,088	267,190	284,576	305,233	317,947
144,573	158,410	167,132	176,634	187,511	202,697	207,020
630,989	659,743	680,084	695,349	727,962	763,276	789,176
424,251	444,076	459,111	472,921	490,023	511,781	531,545
13,135	13,264	13,414	13,556	13,685	13,797	13,983
16,331	17,762	18,793	19,710	20,795	22,123	22,738
32,299	33,481	34,226	34,886	35,807	37,094	38,014
8.8	9.2	9.1	9.1	9.0	8.5	8.6
34.0	35.7	37.1	38.4	39.1	40.0	40.3
22.9	24.0	24.6	25.4	25.8	26.6	26.2

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CHART 3.7	Composition of Revenue, 2016–17

           Note: Numbers may not add due to rounding.

CHART 3.8	Composition of Total Expense, 2016–17

           1 Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

           Note: Numbers may not add due to rounding.

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Section C: Borrowing and Debt Management

Section C:	Borrowing and Debt Management

The Province’s total long-term borrowing is forecast to be $23.8 billion for 2016–17, a reduction of $2.6 billion from the forecast in the 2016 Budget. This is the smallest amount to be borrowed since 2008–09. A combination of historically low interest rates and cost-effective debt management has allowed Ontario to keep interest on debt (IOD) costs below Budget projections. As part of its cost-effective debt management, the Province has also extended the term of its borrowing to lock in low interest rates for longer periods, reducing refinancing risks. The Province’s IOD-to-revenue forecast is currently 8.6 cents of every revenue dollar, 0.4 cents lower than the forecast in the 2016 Budget. For 2016–17, net debt and total debt are projected to be $317.9 billion and $328.6 billion, respectively. Ontario is also committed to helping develop the Canadian Green Bond market and plans to issue its third Green Bond before the end of 2016–17.

Long-Term Public Borrowing

The Province’s deficit for 2016–17 is projected to be $4.3 billion, consistent with the 2016 Budget plan. The total funding requirement for 2016–17 is now forecast to be $28.9 billion, $1.4 billion lower than the 2016 Budget forecast.

The Province’s total long-term borrowing in 2016–17 is forecast to be $23.8 billion, $8.3 billion lower than the amount borrowed in 2015–16 and $2.6 billion less than forecast for 2016–17 in the 2016 Budget.

The Province, adopting a cautious approach, has included a projected Pension Adjustment in its expense outlook as described in Chapter II, Section B: Transforming Government and Managing Costs. The projected Pension Adjustment of $2.2 billion for 2016–17 is entirely non-cash and does not directly impact the Province’s projected borrowings or its total debt.

The overall change in non-cash adjustments, with the preborrowing from 2015–16, will allow the Province to reduce short-term and long-term borrowing by a total of $3.6 billion from the 2016 Budget plan.

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The Province’s debt differs from personal debt in a number of ways. One key difference is the government’s role in making multigenerational investments in infrastructure. By issuing debt at comparatively low interest rates, the Province can borrow money to make investments in capital assets today that improve the quality of life of Ontarians and spread the costs equitably over the lifetime of the assets.

TABLE 3.19 Borrowing Program and Medium-Term Outlook ($ Billions)
	2016–17
	2016 Budget	Current Outlook	In-Year Change	2017–18	2018–19
Deficit/(Surplus)	4.3	4.3	0.0	0.0	0.0
Investment in Capital Assets	11.2	11.7	0.6	12.4	14.2
Non-Cash Adjustments	(5.8)	(7.4)	(1.6)	(6.1)	(6.3)
Loans to Infrastructure Ontario	–	–	–	0.3	0.1
Other Net Loans/Investments	(0.9)	(0.9)	–	(0.8)	(1.2)
Debt Maturities	21.5	21.2	(0.2)	17.5	22.1
Debt Redemptions	0.1	–	–	0.1	0.1
Total Funding Requirement	30.3	28.9	(1.4)	23.3	28.8
Canada Pension Plan Borrowing	(0.1)	(0.1)	–	–	–
Decrease/(Increase) in Short-Term Borrowing	(1.0)	–	1.0	–	–
Increase/(Decrease) in Cash and Cash Equivalents	(2.7)	(3.0)	(0.3)	–	–
Preborrowing from 2015–16	–	(2.0)	(2.0)	–	–
Total Long-Term Public Borrowing	26.4	23.8	(2.6)	23.3	28.7
Note: Numbers may not add due to rounding.

The Province plans to borrow $75.8 billion over the three-year period in the medium-term borrowing outlook, down from the forecast $85.9 billion over the three-year period contained in the 2015 Budget. This $10.1 billion decline in borrowing reflects the impact of lower deficits.

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As at October 25, 2016, $16.1 billion of this year’s long-term public borrowing has been completed.

CHART 3.9	2016–2017 Borrowing

    Note: Numbers may not add due to rounding.

    Source: Ontario Financing Authority.

Approximately 77 per cent of this year’s borrowing to date has been completed in Canadian dollars, primarily through syndicated issues. Given the strength of demand Ontario has experienced in the Canadian-dollar market, the Province will maintain its Canadian-dollar borrowing target of at least 75 per cent in 2016–17.

About $3.6 billion, or 23 per cent, of borrowing has been completed in foreign currencies. The U.S. dollar market has remained an important source of funding for Ontario this year, with almost all of the Province’s foreign-denominated issuance to date being completed in U.S. dollars. The remaining foreign currency borrowing has been completed in Australian dollars.

The Province regularly accesses borrowing opportunities in currencies other than Canadian dollars to diversify its investor base. This helps reduce Ontario’s overall borrowing costs and ensures that the Province will continue to have access to capital if market conditions become more challenging.

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Green Bond Update

As the first Canadian province to issue Green Bonds, Ontario continues to lead the way in establishing and developing a Canadian-dollar Green Bond market with global investor participation. Since Ontario’s inaugural issue in 2014, the Province’s Green Bonds have attracted investors from the United States, Europe and Asia, bringing new international buyers and, recently, international issuers to the Canadian-dollar market.

As the market continues to grow, the Province will look to issue a third Canadian-dollar Green Bond to leverage global investor demand and help fund environmentally friendly infrastructure projects across Ontario. Depending on market conditions, Ontario plans to come to market with its third issue before the end of fiscal 2016–17.

To date, total Ontario Green Bond financing amounts to $1.25 billion, with up to $1.2 billion allocated to Metrolinx for clean transportation projects. In all, eight different projects have received funding from Ontario’s Green Bonds, with the Eglinton Crosstown Light Rail Transit (LRT) receiving funds from both the inaugural and second issues:

➤	Metrolinx — Eglinton Crosstown LRT;

➤	Metrolinx — York vivaNext Bus Rapid Transit;

➤	Metrolinx — GO Transit Regional Express Rail;

➤	Sheridan College Hazel McCallion Campus Expansion — Mississauga;

➤	St. Joseph’s Healthcare Hamilton — West 5th Campus;

➤	St. Joseph’s Health Care London — London and St. Thomas;

➤	Waypoint Centre for Mental Health Care — Penetanguishene; and

➤	Centre for Addiction and Mental Health — Queen Street Site, Phase 1B.

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Interest on Debt Savings and Affordability

Interest on debt (IOD) expense is projected to be $11,375 million for 2016–17, which is $381 million lower than forecast in the 2016 Budget, reflecting lower-than-forecast interest rates, lower borrowing requirements and cost-effective debt management. Interest on debt expense is forecast to be $11,700 million in 2017–18 and $12,400 million in 2018–19 — $753 million and $707 million lower, respectively, than forecast in the 2016 Budget.

These savings continue a trend that has been in place since 2010–11, through a combination of lower-than-forecast deficits and borrowing requirements, and lower-than-forecast interest rates. Interest on debt savings over the period to balance now total $22.8 billion relative to the 2010 Budget forecast.

Chart 3.10 illustrates how the savings on IOD have lowered a key measure of the affordability of debt. The 2010 Budget forecast that, by 2016–17, the Province would have to spend 11.7 cents of every revenue dollar received on interest. The current forecast is 3.1 cents lower, at 8.6 cents of interest costs for every dollar of revenue. This ratio is lower than it was in the 1990s and 2000s, and is forecast to remain lower through the outlook period to 2018–19.

CHART 3.10	Interest on Debt-to-Revenue Ratio

        Source: Ontario Financing Authority.

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Net Debt-to-GDP

Total debt, which represents all borrowing without offsetting financial assets, is projected to be $328.6 billion for March 31, 2017 (March 31, 2016, $327.4 billion).

Ontario’s net debt is the difference between total liabilities and total financial assets. It is projected to be $317.9 billion for March 31, 2017 (March 31, 2016, $305.2 billion). The net debt projection for March 31, 2017, was forecast to be $308.3 billion in the 2016 Budget, $311.5 billion in the 2015 Budget and $317.2 billion in the 2014 Budget.

The accumulated deficit is projected to be $207.0 billion as at March 31, 2017. The projected difference of $110.9 billion between net debt and accumulated deficit is due to the Province’s consistent level of investment in infrastructure.

The Pension Adjustment for the Public Accounts of Ontario 2015–2016 resulted in the net debt-to-GDP ratio increasing to 40.0 per cent as at March 31, 2016, and is projected to be 40.3 per cent as at March 31, 2017. This ratio begins to decline from 2017–18 onwards.

The Pension Adjustment that increased net debt by $10.7 billion in 2015–16 has no impact on the Province’s total debt or current and future borrowings.

About 64 per cent of the increase in net debt from 2008–09 to 2015–16 is due to the deficit, with investments in capital assets responsible for most of the balance. Once a balanced budget is reached, the increase in net debt will be limited to the difference between cash investments in capital assets and amortization.

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These investments will work to increase economic growth and will result in GDP growing more quickly than debt, thereby helping to lower the net debt-to-GDP ratio to its pre-recession level.

CHART 3.11	Net Debt-to-GDP and Accumulated Deficit-to-GDP

     Notes: Historical Net Debt-to-GDP was revised to reflect historical GDP released by Statistics Canada in November 2016.

Net Debt has been restated to include Broader Public Sector Net Debt, starting in 2005–06. These ratios include the impact of the Pension Adjustment in 2015–16 and the impact of the projected Pension Adjustment going forward.

     Source: Ontario Ministry of Finance.

Cost of Debt

The interest rate that Ontario pays on its debt has been steadily declining since 1990–91, when the effective interest rate on total debt was 10.9 per cent. As at September 30, 2016, it was 3.6 per cent, unchanged from March 31, 2016, and lower than the 3.7 per cent interest rate from March 31, 2015.

The global decline in interest rates over the last 25 years cannot continue indefinitely. To protect itself from an increase in interest rates, the Province has continued to extend the term of its debt. Going back to the beginning of fiscal 2010–11, Ontario has issued $59.9 billion of bonds longer than 30 years to lock in low rates. As a result, the weighted-average term to maturity of long-term provincial debt issued has been extended significantly, from 8.6 years in 2008–09 to 14.2 years in 2015–16 and 15.1 years for 2016–17 as at October 25, 2016.

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For 2016–17, the impact of a one percentage point change in interest rates on IOD is approximately $350 million for the Province.

CHART 3.12	Effective Interest Rate (Weighted Average) on Total Debt

    * As at September 30, 2016.

    Sources: Ontario Public Accounts (1991–2016) and Ontario Financing Authority.

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Reducing Ontario’s Electricity Sector Stranded Debt

The 2016 annual financial statements of the Ontario Electricity Financial Corporation (OEFC) showed revenue over expense of $3.7 billion, reducing the OEFC’s unfunded liability (or “stranded debt of the electricity sector”) from $8.1 billion as at March 31, 2015, to $4.4 billion as at March 31, 2016.

This is the 12th consecutive year of stranded debt reduction, and the largest annual reduction in unfunded liability that OEFC has ever recorded. This reduction primarily reflects the upfront impact on OEFC’s 2015–16 results from the broadening of ownership of Hydro One through an initial public offering of common shares.

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CHAPTER IV
TOGETHER TOWARDS A STRONGER ONTARIO AND A STRONGER CANADA

Chapter IV: Together Towards a Stronger Ontario and a Stronger Canada

Ontario and the federal government are collaborating to make positive impacts on the health, prosperity and quality of life of Ontarians. The Province is partnering with all levels of government to support the financial sustainability and capital needs of municipalities across Ontario. Working with Indigenous partners to identify ways to improve social conditions and create economic opportunity is key to ensuring a bright future for all.

Collaborative Action in the Federation

A collaborative approach to federalism is yielding positive results. Ontario and the federal government have been partnering to find meaningful solutions and deliver real benefits to people in their everyday lives, such as stronger pension benefits and renewed infrastructure.

The increasingly complex challenges facing the federation, such as uncertain global economic growth, climate change and the impacts of an aging population, need to be tackled by more than one level of government.

The Province looks forward to continued collaboration with the federal government and other partners in the federation to build Ontario up and ensure a bright future for its residents.

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Federal–Provincial Collaboration: Progress and Next Steps

Since the release of the 2016 Ontario Budget, the Province has actively engaged its federal, provincial and territorial counterparts, resulting in successful intergovernmental collaboration that will secure beneficial outcomes for all Ontarians.

In March 2016, Premier Kathleen Wynne, along with her federal, provincial and territorial counterparts, agreed to the Vancouver Declaration on Clean Growth and Climate Change. The First Ministers agreed to develop a concrete plan to achieve Canada’s international environmental commitments through a pan-Canadian framework. Following the declaration, Ontario participated in the development of a national carbon-pricing policy that recognizes existing cap-and-trade mechanisms in Canada. Ontario is a willing national partner with the federal government in meeting its international commitments to climate change and the environment, and will continue to work with federal and provincial governments on a pan-Canadian framework to reach targets.

Following the June 2016 Finance Ministers’ meeting, with strong leadership from Ontario, the federal government and nine provinces agreed to enhance the Canada Pension Plan (CPP), starting on January 1, 2019. As a result, the federal government tabled legislation on October 6, 2016, to enhance the CPP. (See Chapter I, Section D: Strengthening Retirement Security for more details.)

Also as a result of the Finance Ministers’ meeting, Ontario is actively participating with its federal, provincial and municipal partners to examine the issues of housing affordability and market stability in Canada.

In response to the federal government’s commitment to legalize and regulate marijuana, including tabling legislation in spring 2017, the Ontario government is working responsibly to ensure it is ready to respond to this significant change.

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Under the leadership of the Attorney General, 13 provincial ministries are working collaboratively across government to examine the issues arising from legalization, with the objectives of developing a framework that focuses on the promotion of public health and education, community and road safety, the protection of young people and vulnerable populations, as well as undermining the existing underground economy and illicit activity related to marijuana.

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Federal–Provincial Fiscal Balance in the Federation

There continues to be a structural fiscal imbalance between orders of government in Canada: provincial and territorial governments lack the revenue resources required to meet their constitutional expenditure responsibilities, while the federal government collects more revenue than is needed for its responsibilities.

Furthermore, this gap is growing and putting increasing fiscal pressure on provinces and territories that are already faced with a range of challenging factors outside their control, such as continued global economic uncertainty and aging demographics.

According to a recent report from the federal Parliamentary Budget Officer (PBO),1 over the long term, provinces and territories as a whole are not in a fiscally sustainable position, while the federal government has surplus fiscal room. Left unaddressed, this mismatch could limit the ability of provinces and territories to make the necessary investments to strengthen their economies and maintain the public services that Canadians expect and deserve.

In addition to this federal–provincial fiscal imbalance, Ontario’s contribution to the federation continues to grow.

For example, in 2016–17, Ontarians are projected to contribute approximately $6.9 billion to the federal Equalization program, while the Province will only receive approximately $2.3 billion in Equalization payments in return. As Ontario’s economic growth outpaces the Canadian average, Equalization payments to the Province are expected to shrink, which will lead to a growing net contribution to the federal Equalization program by Ontarians.

[1]	Office of the Parliamentary Budget Officer, “Fiscal Sustainability Report 2016,” (2016), http://www.pbo-dpb.gc.ca/web/default/files/Documents/Reports/2016/FSR_2016/FSR_2016_EN.pdf.

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CHART 4.1	Net Contribution to the Equalization Program, 2016–17

Sources: Ontario Ministry of Finance calculations using data from Statistics Canada and Finance Canada.

While Ontario recognizes its long-standing role as a net contributor to the Canadian federation, the Province will continue to call for federal–provincial fiscal arrangements that result in better alignment of resources and jurisdictional responsibilities. At the same time, these arrangements must allow provinces and territories to promote economic growth and prosperity.

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Continued Need for a Strong Partnership

While the new partnership with the federal government has already produced positive results, there continues to be a need for a federal partner to take principled action in areas that impact people’s everyday lives.

Health Care

Ontarians and Canadians are proud of their health care system. However, the pressures associated with changing demographics, including an aging population, along with other cost drivers such as inflation, drug prices and advances in technology, will increase the demands on provincial health care services. Even the most conservative estimates project that health spending is set to grow as a share of total government spending and as a share of the economy as a whole.

Even as Ontario and other provinces and territories continue to innovate and improve the effectiveness of health care services, there are concerns about the long-term sustainability of provincial and territorial health care systems.

At the same time, the health care funding partnership between the provincial and territorial governments and the federal government has weakened since the early days of medicare — and several experts have shown that the federal share of health funding is set to be reduced even further.2

Based on a unilateral decision made by the previous federal government in 2011, the rate of growth in the Canada Health Transfer (CHT) will be cut from six per cent to a new floor of three per cent, beginning in 2017–18. The negative budgetary impact for all provinces and territories will be more than $1 billion in the first year. Over the next 10 years, this cut will remove an estimated $60 billion from health care nationally — more than $23 billion from Ontario alone.

[2]	Erich Hartmann and Alexa Greig, “Partnership Renewed: Transforming Canada’s Health Funding Arrangements,” (Mowat Centre, September 2016); Kevin Page, Sahir Khan and Helaina Gaspard, “We Need Health Care and Innovation, Tied Together by Sustainable Finances,” The Globe and Mail, July 19, 2016.

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With this impending reduction, the level of federal funding will not only be insufficient to sustain the existing health care system, but it will also not support the Province’s efforts to prepare for the emerging and changing health care needs of Ontarians. Now is the wrong time to reduce growth in the CHT.

Ontario, along with the other provinces and territories, believes that a long-term agreement is achievable and is committed to working with the federal government to make this happen. In the year representing the 50th anniversary of the beginning of Canadian medicare, Ontario urges the federal government to work with the provinces and territories to secure long-term health care funding to sustain the existing system and continue to help support health care system  improvements.

Infrastructure

Over the last several years, provincial and territorial governments have led the way with investments in infrastructure that are laying the foundation for Canada’s economic growth and for strong, prosperous communities.

The Province’s infrastructure investments of more than $160 billion over 12 years, starting in 2014–15, contribute to economic growth and job creation today, while supporting jobs in the future (see Chapter I, Section B: Building Tomorrow’s Infrastructure Now for more details).

Federal funding is an important component of this plan. Ontario welcomes the federal government’s commitment to new infrastructure investments announced in its Fall Economic Statement. Ontario looks forward to partnering with the federal government to support the Province’s significant infrastructure investments that will help grow the economy.

Since the 2016 Budget, the Province and federal government have reached a number of bilateral infrastructure agreements through the initial phase of the federal infrastructure plan to invest in priority projects.

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However, to support sound infrastructure planning, it is essential that federal funding agreements provide provincial and territorial governments with greater flexibility to direct federal funding towards existing priorities and do not impose unexpected fiscal costs on the Province. These priorities include investments in transit networks, such as light rail transit projects that can help improve commute times and economic growth.

A more flexible approach overall, particularly with respect to the use of “incrementality” for project eligibility, is necessary to more fairly and properly recognize the many years of critical capital planning and prioritization work already undertaken by Ontario.

Further, this funding must also be allocated in an equitable manner and respect provincial and municipal relations.

Evidence-based infrastructure planning allows jurisdictions to respond where needs are greatest. This priority setting takes time and consultation. To leverage its investment quickly, the federal government should build on work already completed by the Province. As the federal government looks to the longer-term elements in the next phase of its infrastructure plan, it should continue to collaborate with Ontario to ensure that alignment exists between federal investment programs and the Province’s existing plans and priorities to have the best impact on Ontarians and the economy.

Jobs and the Economy

Canadian labour markets are in transition, with technology transforming industry across the world at an unprecedented pace. The economy of the future is expected to be driven by disruption, innovation and fundamental change in the workplace.

Ontario has already embarked on a multifaceted, long-term transformation agenda for Ontario’s employment and training programs and services, and to support a highly skilled and inclusive workforce (see Chapter I, Section C: Investing in People’s Talents and Skills for more details).

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The Province has also collaborated with the federal government and other partners on renewing labour market agreements. Both governments agree that concerted efforts are needed to support training targeted to those in need, upskilling and good jobs. It is critical that these renewed agreements enable Ontarians to get the skills and support needed to adapt to a technology-driven economy. The renewed agreements must:

➤	Maximize flexibility in labour market transfers to allow Ontario to design and deliver inclusive labour market programs to help all Ontarians;

➤	Increase overall federal investment in national labour market transfers, building on federal platform commitments; and

➤	Allocate a proportionate and fair share of the new federal investment.

The key challenge for Ontario is that current federal funding is inflexible, tying about 70 per cent of funding for training to current or recent Employment Insurance (EI) recipients. Only 29 per cent of unemployed Ontarians received EI regular benefits in 2015. This means that the majority of Ontario’s unemployed workers are not eligible for federally funded training.

Ontario is pleased that the federal government has recently taken steps to improve access to EI regular benefits. However, a broader review of the program is still needed.

Ontario would welcome the opportunity to work with the federal government, provinces and territories to explore ways to better align the EI program with today’s labour market and improve access to EI benefits for unemployed Ontarians.

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Continued Action with Municipal and Indigenous Partners

The Province continues to move forward with municipalities and Indigenous partners on shared priorities and to build on solid partnerships.

Provincial–Municipal Partnerships

The Province has a strong record of supporting and working with municipalities, while also taking measures to ensure local accountability. Both the Province and municipal governments face fiscal challenges resulting from demographic, economic and other pressures. Ontario continues to work in partnership with municipalities to promote a mature, positive and stable provincial–municipal financial relationship.

In 2017, the Province is providing municipalities with ongoing support of more than $4 billion — an increase of $2.9 billion above the support provided in 2003.

Further, as announced in the 2016 Budget, provincial uploads of social assistance benefit costs and court security and prisoner transportation costs will be fully implemented by 2018. This represents a significant milestone in the provincial–municipal relationship and will help put municipalities on financially sustainable footing.

Going forward, the Province’s focus will be on investing in the infrastructure that is vital to the health, prosperity and quality of life of Ontarians.

In partnership with communities, Ontario is making significant investments to revitalize municipal infrastructure. On September 14, 2016, the Province announced a bilateral agreement with the federal government that will make available more than $1.1 billion from all partners in combined funding under the Clean Water and Wastewater Fund. The Province also announced that it will triple Ontario Community Infrastructure Fund funding to $300 million per year by 2018–19 (see Chapter I, Section B: Building Tomorrow’s Infrastructure Now for more details).

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Working with Indigenous Partners

In a spirit of collaboration and mutual respect, Ontario is committed to strengthen relationships by working with Indigenous partners and the federal government to improve social conditions and build economic opportunity for Indigenous communities across the province.

Significant progress has been made on a number of fronts since the 2016 Budget:

➤	Algonquin land claim negotiation: In October, the Province, federal government and Algonquins of Ontario celebrated a major milestone in their journey towards reconciliation and renewed relationships by signing a historic agreement-in-principle, paving the way for continued negotiations towards a final agreement that will define the ongoing rights of the Algonquins to lands and natural resources within the settlement area.

➤	Truth and reconciliation: As announced in May, the Province is moving forward with a $250 million strategy over three years that responds to the calls to action released by the Truth and Reconciliation Commission of Canada in June 2015 (see Chapter I, Section E: Towards a Fair Society for more details).

➤	Moving towards community-based regulation: The government has made good progress towards community-based regulation, working with partners such as the Mohawk Council of Akwesasne, Chippewas of the Thames First Nation and Anishinabek Nation. The Province is also engaging other First Nation communities to begin a dialogue on self-regulation of tobacco sales and revenue-sharing.

➤	Gas card modernization: This fall, the Province sought advice from Indigenous partners and will be developing recommendations to modernize the Ontario Gas Card Program. Changes will seek to improve program integrity and make it easier for on-reserve gasoline retailers to receive refunds from the Ministry of Finance for their tax-exempt sales to First Nation consumers.

➤	First Nations health action plan: Ontario is investing nearly $222 million over the next three years, plus a continuing annual investment of $104.5 million, to ensure Indigenous peoples have access to more culturally appropriate care and improved outcomes, with an initial focus on areas in northern Ontario. (See Chapter I, Section E: Towards a Fair Society for more details.)

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➤	Electrification of northern communities: In July, Ontario announced the selection of Wataynikaneyap Power LP to connect 16 remote First Nation communities to the electricity grid. Connecting these communities would provide a reliable clean supply of electricity, reduce GHG emissions and create jobs during the construction period.

The Province has also engaged the federal government to secure a fair cost-sharing agreement.

➤	Aboriginal Loan Guarantee Program: The Province facilitates Aboriginal participation in renewable electricity generation and transmission projects through the Aboriginal Loan Guarantee Program, which recently approved a loan guarantee that supports a portion of Aamjiwnaang and Walpole Island First Nations’ equity investment in the Grand Bend Wind Farm.

➤	Energy Partnerships Program: Starting in June, the Independent Electricity System Operator (IESO) began accepting applications under its new Energy Partnerships Program (EPP) that promotes broad participation in Ontario’s energy sector by providing funding support to Indigenous communities, cooperatives, municipalities and public-sector entities to develop energy projects.

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CHAPTER V
A FAIR AND SUSTAINABLE TAX SYSTEM

Section A: Strengthening Ontario’s Property Tax and Assessment System

Section A:	Strengthening Ontario’s Property Tax and Assessment System

A fair and effective property tax and assessment system is critical to support local services and adequately fund Ontario’s school system.

The Province is working with municipalities, the Municipal Property Assessment Corporation and taxpayers to enhance the fairness and effectiveness of Ontario’s property tax and assessment system. To support this work, the government is providing municipalities with increased flexibility to manage business property taxes, including the Business Property Tax Capping Program and business Vacant Unit Rebate and Vacant/Excess Land Subclasses, announcing a review of the property taxation of multi-residential apartment buildings, and moving forward with measures to create a fair and modern Provincial Land Tax system. In addition, the government has initiated a number of consultations in response to stakeholder input, including a review of the property taxation of railway rights-of-way.

Additional Municipal Property Tax Flexibility

The Province is providing additional flexibility to enable municipalities to better tailor property tax programs to reflect their local needs and circumstances, while ensuring the property tax system continues to remain fair and competitive.

The Business Property Tax Capping Program, introduced in 1998 to assist with the transition to current value assessment (CVA), has resulted in continued inequities for some properties. In response to municipal and business stakeholder input, successive enhancements have provided municipalities with increased program flexibility.

To further enhance fairness and transparency for property owners, the government will provide municipalities with additional flexibility to increase equity between properties. Beginning in 2017, eligibility criteria to allow municipalities to phase out the capping program will be broadened and municipalities will have the option to limit the capping program to reassessment-related changes prior to 2017.

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The Province has reviewed the business Vacant Unit Rebate and Vacant/Excess Land Subclasses in consultation with municipal and business stakeholders. The review was initiated in response to stakeholders’ concerns regarding the appropriateness of the lower tax level provided through these programs and any unintended implications this may have for local economies. The 2016 Budget announced a legislative framework to facilitate increased municipal flexibility for these programs. In response to municipal requests, the Province is now moving forward with changes that will enable municipalities to better tailor the programs to reflect community needs and circumstances, while considering the interests of local businesses.

Multi-Residential Properties

The government has heard concerns about the significantly higher property tax burden for multi-residential apartment buildings and its effect on housing affordability. In response to concerns about this inequity, the Province is announcing a review of the property taxation of multi-residential apartment buildings.

Currently, the average municipal property tax burden on multi-residential apartment buildings is more than double that of residential properties. In fact, many multi-residential properties are taxed by municipalities at nearly three times the rate of residential properties. Property taxes for multi-residential apartment buildings are generally reflected in the rents paid by tenants. Therefore, the higher property tax burden is particularly concerning given the lower average incomes of tenants in multi-residential apartment buildings.

While the review is underway, the Province will take steps to ensure that the high municipal tax burdens on multi-residential properties do not increase. For these municipalities, this means that the municipal property tax burden for multi-residential properties will be no higher in 2017 than it was in 2016. To ensure equitable taxation for education purposes, the Province will continue to set a single, consistent education property tax rate for all forms of housing.

As part of the review, the Province will consult with affected stakeholders including municipalities, renters and apartment building owners.

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Provincial Land Tax

In response to concerns from northern municipalities, a review of the Provincial Land Tax (PLT) was announced in 2013 and involved extensive consultations. The review identified inequities in taxation and in how services are paid for in the north. The 2015 Budget announced PLT changes that marked an important first step in PLT reform. However, tax inequities remain because there continue to be differences between how services are paid for in municipalities and in unincorporated areas.

In the 2016 Budget, the government committed to continue consultations with northerners on ways to further address tax inequities in the north before determining PLT rate adjustments for 2017.

A More Equitable and Modern Provincial Land Tax System

During the consultations, in addition to concerns about inequities between municipalities and unincorporated areas, the government heard concerns about PLT rate inequities within unincorporated areas, between areas inside and outside school boards. Property owners in unincorporated areas also expressed the need for greater certainty about the end goal of the PLT reform. The PLT changes outlined in this document respond to these concerns.

➤	For residential properties in areas inside school boards, the PLT rate will be adjusted by $20 per $100,000 of assessed value in 2017. Once PLT reform is fully implemented, the PLT rate for these properties would be $250 per $100,000 of assessed value.

➤	For residential taxpayers in areas outside school boards, the PLT rate will be adjusted by $40 per $100,000 of assessed value in 2017. This larger adjustment will begin to address the inequity between residential PLT rates inside and outside school boards.

➤	Businesses in unincorporated areas will make a proportionate contribution to the PLT changes.

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TABLE 5.1 Provincial Land Tax Rates (Per $100,000 of Assessed Value)
Property Class	PLT Rates		2017 PLT Rate change over 2016
	2016	2017
Residential: Inside School Board	$212	$232	$20
Residential: Outside School Board	$75	$115	$40

These PLT changes will significantly increase equity in taxation and in how services are paid for in the north. The government remains committed to working with northerners to make ongoing improvements and to establish a fair and modern PLT system.

Review of Railway Right-of-Way Property Taxation

In response to municipal requests, the Province initiated a review of the property taxation of railway rights-of-way. As part of this process, the Province is holding ongoing consultations with municipalities and representatives of the railway industry and has received valuable feedback that will inform the review going forward.

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Section B: Modernizing Land Transfer Tax and Other Tax Measures

Section B:	Modernizing Land Transfer Tax and Other Tax Measures

Land Transfer Tax

The Province is proposing to modernize Ontario’s Land Transfer Tax (LTT) system to reflect developments in the real estate market, by:

➤	Enhancing support for first-time homebuyers;

➤	Updating LTT rates and brackets; and

➤	Restricting the refund for first-time homebuyers to Canadian citizens and permanent residents.

Doubling the Maximum Refund for First-Time Homebuyers

To help Ontarians buy their first home, the Province is proposing to double the maximum refund for first-time homebuyers from $2,000 to $4,000, effective January 1, 2017.

Currently, no LTT is payable on the first $227,500 of the value of consideration for a first home. The value of consideration for residential properties is typically the purchase price of the property and is the amount used for calculating LTT payable.

With the increased maximum, no LTT would be payable by qualifying purchasers on the first $368,000 of the value of consideration for eligible homes, an increase of over $140,000 from the current level. First-time purchasers of homes for greater than $368,000 would receive a maximum refund of $4,000. As a result of this change, it is estimated that more than half of first-time homebuyers would pay no LTT.

For example, a qualifying purchaser of a $350,000 home currently pays $1,725 in LTT (including the current maximum refund). Beginning January 1, 2017, this would decline to zero.

First-time purchasers of more expensive homes would also benefit from the enhanced refund. For example, a qualifying purchaser of a $600,000 home currently pays $6,475 in LTT (including the current maximum refund). Beginning January 1, 2017, this would decline to $4,475, a savings of $2,000.

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Modernizing Land Transfer Tax Rates

The LTT is payable on the purchase of any land or any interest in land in Ontario. The LTT is normally based on the value of consideration, which is typically the amount paid for the land.

The current tax rates for LTT are:

➤	0.5 per cent up to and including $55,000;

➤	1 per cent above $55,000 up to and including $250,000;

➤	1.5 per cent above $250,000; and

➤	2 per cent above $400,000 where the land contains one or two single-family residences.

These rates and brackets have not changed since 1989. The Province is proposing to modernize LTT rates to reflect the current real estate market, effective January 1, 2017:

➤	The tax rate on the portion of the value of consideration above $2,000,000 for purchases of one or two single-family residences would increase from 2 per cent to 2.5 per cent. “Single-family residences” include, for example, detached and semi-detached homes, townhomes and condominiums.

➤	The tax rate on the portion of the value of consideration above $400,000 for purchasers of all other types of property would increase from 1.5 per cent to 2 per cent. “All other types of property” include, for example, commercial, industrial, multi-residential and agricultural properties.

As a transitional measure, purchasers who entered into agreements of purchase and sale on or before November 14, 2016, would not be subject to the increased rates of tax.

Purchases of homes that cost less than $2,000,000 would not be affected by the rate increases. In 2015, this included approximately 99 per cent of single-family residence transactions in Ontario, including the Greater Toronto and Hamilton Area.

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Restricting the Refund for First-Time Homebuyers to Canadian Citizens and Permanent Residents

The Province is proposing to restrict eligibility of the first-time homebuyers refund program to Canadian citizens and permanent residents, effective January 1, 2017.

As a transitional measure, purchasers who entered into agreements of purchase and sale on or before November 14, 2016, would remain eligible for the refund regardless of citizenship or residency status.

Purchasers who are not Canadian citizens or permanent residents when the transaction closes would have 18 months to become eligible. Upon obtaining Canadian citizenship or permanent resident status, they would be able to apply for the refund within the 18-month period.

Collecting Information about Ontario’s Real Estate Market

The Province is proposing amendments to the Land Transfer Tax Act that would authorize the collection of additional information about properties and purchasers. Information to be collected would be prescribed by regulation and may include:

➤	Intended use of property, such as occupancy as a principal residence or use as a rental property;

➤	Residency, citizenship and permanent resident status of purchasers; and

➤	Type of property, such as residential, commercial, agricultural, industrial or recreational.

The Province will work with the Information and Privacy Commissioner of Ontario in developing this regulation to ensure appropriate steps are taken to protect any personal information collected. Details will be announced in the near future.

Fair Market Value

Most other provinces include fair market value (FMV) in their calculation of land or property transfer tax payable. The use of FMV reduces opportunities for tax avoidance and promotes fairness. The Province will explore changing the basis of the LTT calculation from value of consideration to the fair market value of the property transferred.

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Fiscal Impact of Land Transfer Tax Measures

TABLE 5.2 Summary of Land Transfer Tax Measures ($ Millions)
	2016–17*	2017–18	2018–19
Doubling the Maximum Refund for First-Time Homebuyers	–	(105)	(110)
Modernizing Land Transfer Tax Rates	–	105	110
Net Impact	–	0	0
* Impacts expected to be negligible.

Business Tax Credits

Ontario Interactive Digital Media Tax Credit

The Ontario Interactive Digital Media Tax Credit (OIDMTC) is a refundable tax credit available to qualifying corporations for expenditures related to the creation, marketing and distribution of eligible interactive digital media products.

The government proposes to improve the administration of the OIDMTC by creating a deadline for corporations to apply for certification of their products. This proposed change would help to reduce application processing times and ensure that applications relate to recently completed products.

For a product to qualify for the OIDMTC, an application for certification would be required to be made by the later of:

➤	The day that is 18 months after the end of the taxation year of the corporation in which the development of the eligible product is completed; and

➤	The day that is six months after November 14, 2016.

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Chart Descriptions

Chart 1.1: Ontario Exports Expanding to New Markets

The bar chart shows Ontario’s merchandise exports to international destinations as a share of total merchandise exports in 2005 and 2015. The share of exports destined for the United States has declined (from 88.8 per cent in 2005 to 80.5 per cent in 2015), while the share of exports has increased to other destinations such as China (from 0.6 per cent in 2005 to 1.2 per cent in 2015), Hong Kong (from 0.3 per cent in 2005 to 1.3 per cent in 2015), Mexico (from 0.9 per cent in 2005 to 1.4 per cent in 2015), the European Union (from 2.4 per cent in 2005 to 3.1 per cent in 2015) and the United Kingdom (from 2.4 per cent in 2005 to 6.4 per cent in 2015).

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Chart 1.2: Ontario and Canada Greenhouse Gas Emissions and Targets

This chart shows, for both Canada and Ontario, greenhouse gas emissions from 1990 to 2014. It also shows Ontario’s emission reduction targets for 2014, 2020 and 2030 and Canada’s emission reduction targets for 2020 and 2030.

Ontario has set emission reduction targets of 15 per cent below the 1990 level by 2020 and 37 per cent below the 1990 level by 2030. Ontario has achieved its 2014 emission reduction target of 6 per cent below the 1990 level.

Canada has set emission reduction targets of 17 per cent below the 2005 level by 2020 and 30 per cent below the 2005 level by 2030.

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Chart 1.3: Benefits of Infrastructure Investments

This chart highlights examples of projects underway as part of the province’s infrastructure plan, such as child care spaces, schools, hospitals, transit, highways and roads.

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2016 Ontario Economic Outlook and Fiscal Review

Chart 1.4: Illustrations of Maximum Annual Benefit

This chart illustrates the combined annual current Canadian Pension Plan (CPP) and enhanced CPP retirement benefit levels for three levels of steady career earnings. Benefit collection is assumed to begin at age 65. All figures are rounded and expressed in 2016 dollars.

In retirement, a worker with pre-retirement earnings of $15,000 annually would receive an enhanced CPP benefit of about $1,195 annually for life. Combined with the current CPP benefit, the worker would receive about $4,775 annually for life.

In retirement, a worker with pre-retirement earnings of $40,000 annually would receive an enhanced CPP benefit of about $3,185 annually for life. Combined with the current CPP benefit, the worker would receive about $12,735 annually for life.

In retirement, a worker with pre-retirement earnings of $70,000 annually would receive an enhanced CPP benefit of about $6,815 annually for life. Combined with the current CPP benefit, the worker would receive about $19,925 annually for life.

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Chart 2.1: Ontario’s Plan to Eliminate the Deficit

This bar chart shows Ontario’s actual deficits versus deficit targets from 2009–10 through 2015–16. In the 2009 Ontario Economic Outlook and Fiscal Review, Ontario projected a $24.7 billion deficit for 2009–10. The actual result for 2009–10 was a deficit of $19.3 billion. The 2010 Budget projected deficits of $19.7 billion for 2010–11, $17.3 billion for 2011–12, $15.9 billion for 2012–13, and $13.3 billion for 2013–14. The actual deficits were $14.0 billion in 2010–11, $13.0 billion in 2011–12, $9.2 billion in 2012–13, and $10.5 billion in 2013–14. In the 2014 Budget, Ontario projected a $12.5 billion deficit for 2014–15. The actual result for 2014–15 was a deficit of $10.3 billion. In the 2015 Budget, Ontario projected an $8.5 billion deficit for 2015–16. The actual result for 2015–16 was a deficit of $5.0 billion.

The bar chart also depicts the fiscal outlook outlined in the 2016 Ontario Economic Outlook and Fiscal Review for 2016–17 to 2018–19. The government is projecting a deficit of $4.3 billion in 2016–17 and balanced budgets in 2017–18 and 2018–19, consistent with the 2016 Budget plan.

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Chart Descriptions

Chart 2.2: Net Debt-to-GDP and Accumulated Deficit-to-GDP

The net debt-to-GDP ratio is forecast to peak at 40.3 per cent in 2016–17. The accumulated deficit-to-GDP is projected to be 26.2 per cent as at March 31, 2017.

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Chart 3.1: 2015 Real GDP Growth, Ontario and the G7

The bar chart shows the annual per cent change in real GDP for all G7 countries and Ontario for 2015. The change in real GDP for each jurisdiction is as follows: Japan (+0.5 per cent), Italy (+0.7 per cent), Canada (+0.9 per cent), France (+1.3 per cent), Germany (+1.7 per cent), United Kingdom (+2.2 per cent), Ontario (+2.5 per cent) and United States (+2.6 per cent).

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Chart 3.2: Employment Gains Concentrated in Full-Time, Private-Sector, Above-Average Wage Industries

The bar chart shows different characteristics of Ontario employment gains since June 2009. Total employment increased by 641,000 since June 2009, with full-time employment up by 577,000, while part-time employment rose by 64,000. Private-sector employment increased by 462,000, while public-sector employment rose by 81,000 and self-employment was up by 98,000. Employment in above-average wage industries rose by 489,000, compared to a 152,000 employment increase in below-average wage industries.

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Chart 3.3: Ontario Trade Continues to Support the Economy

The combined bar and line chart show Ontario’s annual real exports (solid line), real imports (dashed line) and positive trade balance contribution to real GDP (bars) over the 1981 to 2015 period. From 1981 to 2009, real exports were greater than real imports, resulting in a positive trade balance throughout the entire period. After a brief reversal beginning in 2010, Ontario’s trade balance became positive once again in 2012 and has remained positive ever since.

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2016 Ontario Economic Outlook and Fiscal Review

Chart 3.4: Ontario Economic Growth Expected to Broaden

The bar chart shows the composition of Ontario growth over the outlook (2016 – 2019). The overall economy is expected to average real GDP growth of 2.2 per cent, led by residential and business investment with average annual increases of 2.8 per cent for both. Average growth between 2016 and 2019 is expected to be 2.1 per cent for household spending, 1.4 per cent for government, 2.4 per cent for exports and 2.2 per cent for imports.

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Chart 3.5: Ontario’s Labour Market Expected to Improve Further

The line chart shows Ontario’s unemployment rates from 2013 to 2019. The unemployment rate declined from 7.6 per cent in 2013 to 7.3 per cent in 2014 and 6.8 per cent in 2015. The unemployment rate is forecast to decrease further to 6.6 per cent in 2016, 6.5 per cent in 2017, 6.4 per cent in 2018 and 6.2 per cent in 2019.

Return to Chart 35

Chart 3.6: Mortgage Carrying Costs in the GTA and Hamilton-Burlington Elevated Relative to Historical Trends

The bar chart shows the 2000–14 range and 2015 estimate of mortgage carrying costs as a share of total income for Ontario and its regions. The 2015 estimates of mortgage carrying costs as a share of total income by region are as follows (from highest to lowest): GTA (39.9 per cent), Ontario (29.1 per cent), Hamilton-Burlington (26.2 per cent), Kitchener-Waterloo (20.8 per cent), St. Catharines-Niagara (20.6 per cent), Ottawa (18.8 per cent), London-St. Thomas (17.3 per cent), Greater Sudbury (13.8 per cent), Windsor-Essex (12.8 per cent) and Thunder Bay (12.7 per cent). The GTA, Ontario and Hamilton-Burlington are the only regions with 2015 estimates that are above the 2000–14 range of mortgage carrying costs in that region.

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Chart Descriptions

Chart 3.7: Composition of Revenue, 2016–17

This pie chart shows the composition of Ontario’s revenue in 2016–17, which totals $132.7 billion. The largest taxation revenue source is Personal Income Tax revenue at $33.2 billion, accounting for 25.0 per cent of total revenue. This is followed by Sales Tax at $23.8 billion, or 18.0 per cent of total revenue, and Corporations Tax at $12.8 billion, or 9.6 per cent of total revenue. Total taxation revenue accounts for $93.8 billion, or 70.7 per cent of total revenue. The other major non-taxation sources of revenue are Federal Transfers of $24.5 billion, or 18.4 per cent of total revenue, Income from Government Business Enterprises at $5.2 billion, or 3.9 per cent of total revenue, and various Other Non-Tax Revenues at $9.2 billion, or 6.9 per cent of total revenue.

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Chart 3.8: Composition of Total Expense, 2016–17

This pie chart shows the share of total expense and dollar amounts by sector in 2016–17. Total expense in 2016–17 is $136.6 billion.

The largest expense is the Health Sector at $51.9 billion, accounting for 38.0 per cent of total expense.

The remaining sectors of total expense include the Education Sector at $25.7 billion or 18.8 per cent; the Postsecondary and Training Sector at $8.1 billion or 5.9 per cent; the Children’s and Social Services Sector at $15.9 billion or 11.7 per cent; the Justice Sector at $4.5 billion or 3.3 percent; and Other Programs at $19.1 billion or 14.0 per cent. Interest on Debt, included as part of Total Expense, is $11.4 billion or 8.3 per cent.

Note that the Education Sector excludes the Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

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2016 Ontario Economic Outlook and Fiscal Review

Chart 3.9: 2016–17 Borrowing

To date, $16.1 billion of this year’s long-term public borrowing has been completed and consisted of $11.1 billion of Canadian dollar bonds, $1.2 billion of Canadian dollar floating rate notes, $0.1 billion of Ontario Savings Bonds, $3.6 billion of U.S. dollar bonds and $0.1 billion of Australian dollar bonds.

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Chart 3.10: Interest on Debt-to-Revenue Ratio

Interest on debt-to-revenue is forecast to be 8.6 per cent for 2016–17. This ratio is lower than it was in the 1990s and is forecast to remain lower through the outlook period to 2018–19.

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Chart 3.11: Net Debt-to-GDP and Accumulated Deficit-to-GDP

The net debt-to-GDP ratio is forecast to peak at 40.3 per cent in 2016–17. The accumulated deficit-to-GDP is projected to be 26.2 per cent as at March 31, 2017.

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Chart 3.12: Effective Interest Rate (Weighted Average) on Total Debt

As at September 30, 2016, the effective interest rate (calculated as a weighted average) is forecast to be 3.6 per cent on the Province’s total debt, lower than the 3.7 per cent in 2014–15. The effective interest rate has been steadily decreasing from 10.9 per cent in 1990–91.

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Chart 4.1: Net Contribution to the Equalization Program, 2016–17

This chart shows that in 2016–17, Ontario is expected to be the largest net contributor to the Equalization program. Ontario is followed by Alberta, British Columbia, Saskatchewan, and Newfoundland and Labrador. All other provinces receive more in Equalization payments than their taxpayers contribute through federal taxes.

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